Filed pursuant to Rule 424(b)(5)
of the Securities Act of 1933,
as amended, and relating to
Registration Number 333-56878
Prospectus Supplement to Prospectus dated March 19, 2001.
$375,000,000 5.75% Senior Notes due 2010
$250,000,000 6.375% Senior Notes due 2015
       We will issue $375,000,000 5.75% senior notes due 2010 and $250,000,000 6.375% senior notes due 2015. The senior notes will accrue interest from August 3, 2005. We will pay interest on the senior notes semi-annually, in arrears, on February 3 and August 3 of each year, commencing on February 3, 2006. The senior notes due 2010 will mature on August 3, 2010 and the senior notes due 2015 will mature on August 3, 2015, and will not be entitled to the benefit of a sinking fund. The senior notes will be issued only in denominations of $1,000 and integral multiples of $1,000.
       Prior to this offering, there has been no public market in the senior notes. Approval in-principle has been granted for the listing of the senior notes on the Singapore Exchange Securities Trading Limited, or the Singapore Exchange. Admission to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of this offering, the senior notes, our company, our subsidiaries or our associated companies. The Singapore Exchange assumes no responsibility for the correctness of the statements or opinions made or reports contained in this prospectus supplement.

       Investing in the senior notes involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Senior Note
	due 2010	Total

Initial public offering price(1)	98.896%	$370,860,000
Underwriting discounts	0.75%	$2,812,500
Proceeds, before expenses, to us	98.146%	$368,047,500

	Per Senior Note
	due 2015	Total

Initial public offering price(1)	98.573%	$246,432,500
Underwriting discounts	0.75%	$1,875,000
Proceeds, before expenses, to us	97.823%	$244,557,500

(1) Plus accrued interest, if any, on the senior notes from August 3, 2005, if settlement occurs after that date.
       The underwriters expect to deliver the senior notes in book-entry form only through the facilities of The Depository Trust Company against payment in immediately available funds. Closing for the senior notes is expected to be on or about August 3, 2005.

Sole Global Coordinator
Goldman Sachs (Singapore) Pte.

Joint Bookrunners and Joint Lead Managers

Citigroup	Goldman Sachs (Singapore) Pte.

Co-Lead Managers

ABN AMRO	Bank of America Singapore Limited
Prospectus Supplement dated July 29, 2005.

       You should rely only on the information contained or incorporated by reference in this document and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained or incorporated by reference in this document and the accompanying prospectus. We are offering to sell the senior notes, and seeking offers to buy the senior notes, only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this document and the accompanying prospectus is accurate only as of the date of this document, the date of the accompanying prospectus or the respective dates of the documents incorporated by reference herein or therein, as the case may be, regardless of the time of delivery of this document or any sales of the senior notes.
Certain Definitions and Conventions
       In this document and the accompanying prospectus, unless otherwise indicated, all references to “Chartered,” “our company,” “we,” “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd, a limited liability company formed in the Republic of Singapore, and its subsidiaries. When we refer to “Singapore dollars” and “S$” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “U.S. dollars,” “dollars,” “$” and “US$” in this document, we are referring to United States dollars, the legal currency of the United States, and when we refer to “€,” we are referring to Euros.
       When we refer to the “noon buying rate,” we are referring to the noon buying rate in New York for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on July 28, 2005 was S$1.6651 = $1.00.
Presentation of Certain Financial Information
       Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. This document incorporates by reference the financial statements of our equity method joint venture company, Silicon Manufacturing Partners Pte Ltd, or SMP, which are reported in U.S. dollars and presented in accordance with Singapore Financial Reporting Standards, and which vary in certain significant respects from U.S. GAAP.
       The share and per share data and American Depositary Share, or ADS, and per ADS data in this document for the year 2002 and prior periods reflect a retroactive adjustment to give effect to our eight-for-ten rights offering which we completed in October 2002. The share price information contained in this document was derived from Bloomberg L.P.
       Certain reclassifications have been made in prior years’ financial information to conform to classifications used in the current year.

PROSPECTUS SUPPLEMENT SUMMARY
       This document contains the terms of this offering of senior notes. This document may add, update or change information in the accompanying prospectus. To the extent they are inconsistent, the information in this document supersedes the information in the accompanying prospectus. The following summary is qualified in its entirety by, and is subject to, the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this document and the accompanying prospectus. In addition to this summary, we urge you to read the entire prospectus supplement and accompanying prospectus carefully, especially the discussion of risks of investing in our senior notes under “Risk Factors” in this document, before deciding to buy our senior notes.
Our Company
       Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communication, computer and consumer sectors. Our top five customers in 2004, in order of revenue contribution, were Broadcom, Agilent Technologies, MediaTek, Freescale and Agere Systems. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market segments.
       We currently own, or have an interest in, five fabrication facilities, or fabs, — Fabs 2, 3, 5, 6 and 7 — all of which are located in Singapore. Fab 7, our first 300 millimeter, or mm, facility, commenced pilot production at the end of 2004 and started commercial shipment in June 2005. We have service operations in nine locations and in eight countries in North America, Europe and Asia.
       Fab 5 and Fab 6 were each established through a strategic partnership. Our 49% stake in SMP which owns and operates Fab 5, is accounted for using the equity method in our consolidated financial statements. The other joint venture partner in SMP is Agere Systems Singapore Pte Ltd, or Agere Systems Singapore, (formerly Lucent Technologies Microelectronics Pte. Ltd.), a subsidiary of Agere Systems Inc. We consolidate our 51% ownership in Chartered Silicon Partners Pte Ltd, or CSP, which owns and operates Fab 6. Our joint venture partners in CSP are Agilent Technologies Europe B.V., EDB Investments Pte Ltd, or EDB Investments, and Singapex Investments Pte Ltd, or Singapex, an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. Our alliances with these companies moderated our development costs and capital expenditures in the initial years of these strategic partnerships. We believe that these alliances provide us with access to business on an ongoing basis.
       In order to augment our internal development efforts and advance our portfolio of process technologies, we have entered into technology alliances with International Business Machines, or IBM, Infineon Technologies AG, or Infineon, and Samsung Electronics Co., Ltd, or Samsung. We consider the establishment of these alliances to be significant milestones for our company, as they allow us to share research and development costs, provide us with faster access to leading-edge technologies and mitigate our ramp-up risk in building out Fab 7.
       Our technology alliance with IBM began in November 2002 with a joint development agreement pursuant to which we agreed with IBM to jointly develop and standardize on 90 nanometer, or nm, and 65nm bulk complementary metal oxide silicon, or CMOS, processes for foundry chip production on 300-mm silicon wafers. We extended our IBM joint development agreement to include Infineon in August 2003 and Samsung in March 2004 in the joint development of a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology. Our agreement with IBM also includes a reciprocal manufacturing arrangement pursuant to which we are able to offer our customers some capacity in IBM’s 300-mm manufacturing facility in East Fishkill, New York, and in turn IBM is able to utilize some capacity in our 300-mm Fab 7 to meet additional capacity requirements. We expect this reciprocal manufacturing arrangement to enable us to achieve scale, cycle time and cost efficiencies in 300-mm manufacturing, while also providing customers multiple sources of supply. The joint development activities for 65nm and 45nm bulk CMOS processes are conducted in East Fishkill, New York. The strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung provides us with faster access to leading-edge technology and allows us to target substantially more “first source” business. “First source” business refers to being selected as the first manufacturing source for customers’ new product introductions.
       As of June 30, 2005, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, owned approximately 60.1% of our outstanding ordinary shares. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek is owned by the Minister for Finance (Incorporated) of Singapore and is the principal holding company through which the corporate investments of the Government of Singapore are held.

       We are a limited liability company incorporated in the Republic of Singapore in 1987. Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is (65) 6362-2838. Our internet address is www.charteredsemi.com. Information contained on our website does not constitute a part of this document.

The Offering
       The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the senior notes, see “Description of Senior Notes” in this document and “Description of Debt Securities” in the accompanying prospectus. You should carefully read this document and the accompanying prospectus which contain important information regarding the terms of the senior notes as well as tax and other considerations that are important in making a decision about whether to invest in the senior notes, and you should pay special attention to the “Risk Factors” section beginning on page S-10 of this document.

Issuer	Chartered Semiconductor Manufacturing Ltd.

Securities Offered	$375 million aggregate principal amount of 5.75% senior notes due 2010.

$250 million aggregate principal amount of 6.375% senior notes due 2015.

Offering Price	98.896% of principal amount, plus accrued interest, if any, from August 3, 2005, in respect of the 5.75% senior notes due 2010.

98.573% of principal amount, plus accrued interest, if any, from August 3, 2005, in respect of the 6.375% senior notes due 2015.

Interest	5.75% per annum, payable semi-annually on February 3 and August 3 of each year, commencing February 3, 2006, in respect of the 5.75% senior notes due 2010.

6.375% per annum, payable semi-annually on February 3 and August 3 of each year, commencing on February 3, 2006, in respect of the 6.375% senior notes due 2015.

Denomination, Form	The senior notes will be denominated in principal amounts of $1,000 and integral multiples of $1,000 in excess thereof.

Redemption at Maturity	We will redeem the senior notes at 100% of their principal amount, plus any accrued and unpaid interest, on their respective maturity dates.

Optional Tax Redemption by Us	In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore or as further described under “Description of Senior Notes — Optional Tax Redemption by Chartered,” we have been or will be required to pay additional amounts as described under “Description of Senior Notes — Payment of Additional Amounts,” we may, at our option, redeem each series of the senior notes at a redemption price equal to the principal amount, plus any accrued and unpaid interest to the redemption date.

Repayment at Option of Holder	If certain events occur as described under “Description of Senior Notes — Repayment at Option of Holders,” you may elect to require us to repay in cash your senior notes at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment.

Ranking	The senior notes will be our unsecured, senior and unsubordinated obligations. The senior notes, however, will be effectively subordinated to (1) the indebtedness and other liabilities of our subsidiaries and joint ventures and (2) any of our secured obligations with respect to assets that secure such obligations. We, our subsidiaries and our joint ventures are not prevented under the terms of the senior notes from incurring additional indebtedness.

Negative Pledge	Subject to certain exceptions, we will not, and will procure that none of our material subsidiaries will, create or permit to subsist any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness. See “Description of Senior Notes — Negative Pledge.”

Covenant Defeasance	We need not comply with certain covenants of each series of the senior notes as specified in the indenture, including the covenant described under “Description of Senior Notes — Negative Pledge,” if we satisfy certain requirements as to that series of senior notes as specified in “Description of Senior Notes — Covenant Defeasance.”

Taxes	All payments in respect of the senior notes will be made without any deduction for withholding taxes in Singapore, except to the extent described under “Description of Senior Notes — Payment of Additional Amounts.”

Rating of the Senior Notes	The senior notes have been assigned a (P)Baa3 rating by Moody’s Investors Service, Inc. and rated BBB- by Standard and Poor’s Ratings Services. Such ratings do not constitute a recommendation to buy, sell or hold the senior notes and may be subject to revision or withdrawal at any time by such rating organizations. Each such rating should be evaluated independently of any other rating of the senior notes.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $611.5 million, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with cash on hand, to fund the repurchase in a tender offer, which we intend to commence as soon as practicable after the closing of this offering, for any and all of our $575.0 million original principal amount of 2.5% senior convertible notes due 2006, or existing convertible notes, outstanding, or to fund the redemption at maturity of our existing convertible notes.

Concurrent Offering	We have concurrently agreed to issue and sell in an offering outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended, or Securities Act, units, consisting of our convertible redeemable preference shares and amortizing bonds, at the aggregate issue price of $250.0 million. The senior notes offering is not conditional on the concurrent issuance and sale of the units, which requires the approval of our ordinary shareholders at a meeting that will not occur until after the closing of the senior notes offering. There is no assurance that the units issuance and sale will close.

Listing	Approval in-principle has been received for the listing and quotation of the senior notes on the Singapore Exchange. The senior notes will trade on the Singapore Exchange in minimum board lot sizes of $200,000 for so long as the senior notes are listed on the Singapore Exchange.

Timing of this Offering	We expect to deliver the senior notes against payment through the book-entry facilities of The Depository Trust Company, or DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, Luxembourg, or Clearstream, on or about August 3, 2005.

Further Issuances	We may from time to time, without the consent of holders of the senior notes, create and issue additional notes that are fully fungible with the senior notes, including in respect of their principal amount, interest rate, redemption dates and terms and conditions of redemption. We may consolidate all such senior notes. In the event of consolidation, such senior notes will form a single series with the outstanding senior notes.

Governing Law	The senior notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee	The Bank of New York.

Summary Consolidated Financial Data
       You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document. The summary consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the summary consolidated statements of operations data for the years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this document. The summary consolidated balance sheet data as of December 31, 2003 and 2004 and the summary consolidated statements of operations data for each of the years in the three year period ended December 31, 2004 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, independent registered public accounting firm. The summary consolidated balance sheet data as of June 30, 2004 and 2005 and the summary consolidated statements of operations data for each of the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this document. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our results of operations for these periods. The unaudited results of operations data for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for any other interim period or for the full year. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

									Six Months
	Year Ended December 31,								Ended June 30,

	2000		2001	2002	2003		2004		2004	2005

									(unaudited)
	(in thousands, except per share data and ratios)
Consolidated Statements of Operations Data:
Net revenue	$1,134,104		$462,656	$449,241	$551,911		$932,131		$484,240	$375,388
Cost of revenue	749,582		665,261	628,726	648,330		769,318		379,690	384,658

Gross profit (loss)	384,522		(202,605)	(179,485)	(96,419)		162,813		104,550	(9,270)

Operating expenses:
Research and development	74,876		82,897	95,285	124,057		118,281		62,133	54,991
Fab start-up costs	27,481		13,329	8,338	9,219		33,199		11,707	22,697
Sales and marketing	35,019		38,659	41,182	38,748		37,751		18,900	20,619
General and administrative	81,566		42,671	43,103	40,762		35,555		16,716	19,886
Other operating expenses (income), net	11,570	(1)	—	10,025 (2)	(11,001	) (3)	(10,699	) (4)	5,527	3,938

	230,512		177,556	197,933	201,785		214,087		114,983	122,131

Operating income (loss)	154,010		(380,161)	(377,418)	(298,204)		(51,274)		(10,433)	(131,401)
Other income (expense):
Equity in income (loss) of SMP	7,588		(92,683)	(84,846)	23,194		27,563		21,912	(8,256)
Other income	12,926		19,718	23,632	23,186		52,299	(5)	24,707	5,453
Interest income	54,546		46,225	16,637	12,168		11,530		5,454	10,981
Interest expense	(17,561)		(39,652)	(41,661)	(42,222)		(30,093)		(19,187)	(22,008)
Foreign exchange gain (loss), net	8,414		4,216	(1,966)	(733)		1,320		295	198

							Six Months
	Year Ended December 31,						Ended June 30,

	2000		2001	2002	2003	2004	2004		2005

							(unaudited)
	(in thousands, except per share data and ratios)
Income (loss) before income taxes and minority interest	219,923		(442,337)	(465,622)	(282,611)	11,345	22,748		(145,033)
Income tax expense(6)	(18,704)		(14,244)	(7,029)	(11,671)	(4,774)	(5,576)		(6,586)

Income (loss) before minority interest	201,219		(456,581)	(472,651)	(294,282)	6,571	17,172		(151,619)
Minority interest in loss of CSP	43,547		72,629	55,563	9,491	—	—		—

Net income (loss) prior to cumulative effect adjustment	244,766		(383,952)	(417,088)	(284,791)	6,571	17,172		(151,619)
Cumulative effect adjustment for change in accounting principle(7)	—		—	—	(6,421)	—	—		—

Net income (loss)	$244,766		$(383,952)	$(417,088)	$(291,212)	$6,571	$17,172		$(151,619)

Basic and diluted net earnings (loss) per share(8)	$0.16		$(0.24)	$(0.23)	$(0.12)	$0.00	$0.01		$(0.06)
Number of shares used in computing net earnings (loss) per share:
Basic	1,543,893		1,588,969	1,799,106	2,502,294	2,508,376	2,507,648		2,510,415
Diluted	1,568,971		1,588,969	1,799,106	2,502,294	2,516,942	2,519,377		2,510,415
Net earnings (loss) per ADS (8):
Basic	$1.59		$(2.42)	$(2.32)	$(1.16)	$0.03	$0.07		$(0.60)
Diluted	$1.56		$(2.42)	$(2.32)	$(1.16)	$0.03	$0.07		$(0.60)
Number of ADSs used in computing net earnings (loss) per ADS:
Basic	154,389		158,897	179,911	250,229	250,838	250,765		251,042
Diluted	156,897		158,897	179,911	250,229	251,694	251,938		251,042
Other Data (unaudited)(9) :
Ratio of earnings to fixed charges	7.35	x	—	—	—	—	1.19	x	—
Deficiency of earnings available to cover fixed charges	—		354,919	381,225	301,421	19,268	—		137,876

	As of December 31,					As of June 30,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and term deposits	$924,116	$1,041,616	$1,210,925	$905,472	$569,399	$645,219	$604,860
Working capital(10)	548,721	642,487	942,059	682,322	177,746	279,483	(326,250)
Total assets	3,217,122	3,144,342	3,333,463	3,021,027	3,090,012	3,156,304	3,316,501
Current installments of long-term debt	156,343	198,160	64,001	223,660	352,985	269,314	741,571
Current installments of obligations under capital leases	7,822	—	—	—	—	—	—
Long-term debt, excluding current installments	426,120	914,070	1,115,930	989,092	882,745	935,982	619,391
Share capital	279,893	280,480	443,713	444,953	445,531	445,479	445,866
Total shareholders’ equity	1,969,283	1,582,632	1,785,459	1,494,555	1,505,631	1,515,859	1,354,008

Notes:

(1)	Included in 2000 other operating expenses line was a charge of $11.6 million to reflect the impairment charge on a licensing agreement.

(2)	Included in 2002 other operating expenses line was a charge of $10.0 million associated with a restructuring charge on workforce re-sizing and a fixed asset impairment charge.

(3)	Included in 2003 other operating expenses (income) line were:

(a)	A gain of $27.5 million associated with the cancellation of our employee bonus award plan;

(b)	A gain of $4.9 million resulting from equipment disposition;

(c)	An impairment charge of $9.0 million on certain machinery and equipment, as part of our fab capacity rationalization; and

(d)	A restructuring charge of $12.4 million relating to the phase out of Fab 1.

(4)	Included in 2004 other operating expenses (income) line were:

(a)	A gain of $10.4 million resulting from an equipment disposition with CSMC Technologies Corporation, or CSMC;

(b)	An impairment charge of $1.0 million on certain machinery and equipment, as part of our fab capacity rationalization;

(c)	A gain of $4.9 million associated with the resolution of a goods and services tax matter; and

(d)	A restructuring charge of $4.6 million relating to the closing of Fab 1.

(5)	Included in 2004 other income line was a gain of $14.3 million from the sale of technology to CSMC and a grant income of $29.5 million.

(6)	The pioneer tax status of our fabs had the effect of increasing (decreasing) basic and diluted net earnings (loss) per share by $(0.04), $(0.02) and $0.00 and basic and diluted net earnings (loss) per ADS by $(0.36), $(0.15) and $0.02 for the years ended December 31, 2002, 2003 and 2004, respectively.

(7)	Effective January 1, 2003, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million, for 2003. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

(8)	For 2003, basic and diluted net loss per share prior to cumulative effect adjustment is $(0.11) and basic and diluted net loss per ADS prior to cumulative effect adjustment is $(1.14).

(9)	For purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, if any, earnings consists of income (loss) before income taxes and minority interest, adjusted to remove equity in income (loss) of equity affiliates and to add fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortization of capitalized expenses related to indebtedness, plus an estimated interest portion of rental expenses on operating leases.

(10)	Working capital is calculated as the excess of current assets over current liabilities.

RISK FACTORS
       An investment in our senior notes involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained or incorporated by reference in this document, including our consolidated financial statements and related notes, before you decide to buy our senior notes. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In any such case, the market price of our senior notes could decline, and you may lose all or part of the money you paid to buy our senior notes. You should also note that certain of the statements set forth below constitute “forward-looking statements” as described in “Forward-Looking Statements.”
Risks Related to Our Financial Condition
We have a history of losses and this may continue.
       Since our inception in 1987, we have incurred significant net losses. This was true even in years in which our revenue increased. In 2002 and 2003, we incurred net losses of $417.1 million and $291.2 million, respectively. In 2004, we generated net income of $6.6 million. For the six months ended June 30, 2005, we incurred a net loss of $151.6 million compared to net income of $17.2 million for the same period in 2004.
       As of June 30, 2005, we had an accumulated deficit of $1,270.3 million. We cannot assure you that our profitability in 2004 can be sustained or that we will not incur losses in the future.
We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.
       We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents such as financial, shareholding and other restrictive covenants which are customary to loan documents could have important consequences to our company. For example, they could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our growth plan and technology upgrades or migrations;

•	require us to seek the lender’s consent prior to paying dividends on our ordinary shares;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes. The term “capital expenditures” means the amount we paid during a particular period for property, plant and equipment;

•	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.
       We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices, or ASPs, or demand for our semiconductor wafers are lower than expected.
We expect to incur substantial capital expenditures, research and development costs and fab start-up costs in connection with our growth plans and may require additional financing that may not be available.
       Our business and the nature of our industry require us to make substantial capital expenditures, leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades and migrations. For example, during the cyclical downturn in the semiconductor industry and the subsequent period of recovery during 2002, 2003 and 2004, we made substantial capital expenditures of $419.5 million, $220.8 million and $686.3 million, respectively. We expect our aggregate capital expenditures in 2005 to be approximately $750 million. Approximately 85% of our capital expenditures in 2005 are expected to be for equipping Fab 7 to 9,000 300-mm wafers per month capacity by year-end 2005, with the balance primarily for capacity additions in Fab 6. We estimate that aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month to be $1,700 million. As of June 30, 2005, we have spent $959.9 million on the equipping of Fab 7 as part of its phase 1 ramp. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. Our fab start-up costs, all related to Fab 7, increased by 93.9% from $11.7 million in the first half of 2004 to $22.7 million in the first half of 2005. For more details on the costs of equipping Fab 7, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We anticipate that from time to time we also may expand and add equipment to increase the capacity of our existing fabs, and this may require additional financing. We also expect to incur approximately $130 million for research and development in 2005.
       Our capital and research and development expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of depreciation resulting from these planned expenditures, as occurred in 2001, 2002, 2003 and in the six months ended June 30, 2005. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.
       We may require additional financing to fund our future growth plans and technology upgrades and migrations, including to fund the capital expenditures to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. While, based on our current level of operation, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our capital and research and development expenditures and working capital needs for the next 12 months, such assumption is based on the completion of the offering of the senior notes and the sale of the units.
Failure to maintain high capacity utilization, optimize the technology mix of our semiconductor wafer production and continuously improve our device yields would seriously harm our prospects and financial condition.
       The key factors that affect our profit margin are our ability to:

•	maintain high capacity utilization;

•	optimize the technology mix of our semiconductor wafer production; and

•	continuously improve our device yields.
       The term “capacity utilization” means the actual number of semiconductor wafers we have processed at a fabrication facility in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 2001, 2002 and the first half of 2003, weak market demand and a worldwide overcapacity of semiconductor wafer supply resulted in low utilization rates at our fabs. In 2004, our average capacity utilization improved to 80%

from 58% in 2003. This was primarily driven by the sequential growth in shipments during the first two quarters of the year. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets. Weak market demand and overcapacity have had, and may continue to have, a negative effect on our company. Capacity utilization in the first half of 2005 was 62% compared to 86% in the same period in 2004. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster. We are unable to control many of the factors which may affect capacity utilization rates.
       Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in capital expenditures needed to manufacture such devices.
       The term “device yields” means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the prices of our products.
       If we are unable to maintain high capacity utilization, optimize the technology mix of our wafer production or continuously improve our device yields, we may not be able to achieve our targeted profit margin, in which case our financial condition could be seriously harmed thereby causing the market value of our senior notes to fall.
Risks Related to Our Operations
The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this, as well as any rapid change in the end markets we serve, may seriously harm our company.
       The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of average selling prices.
       Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. For example, after experiencing average utilization rates around 100% in 2000, our average utilization rates in 2002 and 2003 fell to 37% and 58%, respectively. In 2004, our average utilization rate improved to 80%, driven primarily by the sequential growth in shipments during the first two quarters of the year. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets. Capacity utilization in the first half of 2005 was 62% compared to 86% in the same period in 2004. We cannot assure you that the industry will recover in the second half of 2005 and beyond. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.
We depend on our technology partners to advance our portfolio of process technologies.
       Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through our internal research and development efforts and through alliances with leading semiconductor companies, and we are dependent on these partners for this advancement. Our technology alliance with IBM began in November 2002 with a joint development agreement pursuant to which we agreed with IBM to jointly develop and standardize on 90nm, and 65nm bulk CMOS processes for foundry chip production on 300-mm silicon wafers. We extended our IBM joint development agreement to include Infineon in August 2003 and Samsung in March 2004 in the joint development of a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology. For more information on the joint development agreements with IBM, Infineon and Samsung, please see “Business — Research and Development.”
       We depend on our joint development agreement with IBM for faster introduction of 90nm and 45nm bulk CMOS process technologies and our March 2004 agreement with IBM, Infineon and Samsung for faster introduction of 65nm bulk CMOS process technology. If we encounter problems in the successful implementation of our joint development agreements with these partners, our strategy of targeting “first-source” business and decreasing the time it takes us to bring the newest technologies to market would be adversely effected. We would also have to incur additional costs. If this were to happen, it could seriously harm our company.
       Our technology alliances have been and may from time to time be subject to changes, including changes in the technology partner’s business strategy (as was the case with Agere Systems Inc’s “fab-lite” strategy and Agilent Technologies ceasing technology development for certain technology nodes). For more information on these changes, please see “Business — Strategic and Technology Alliances — Chartered Silicon Partners.” Although the changes in our technology partnerships we have experienced so far have not had a significant impact on our company’s performance, there can be no assurance that this will continue to be the case.
       If we are unable to continue our technology alliances with our partners on mutually beneficial economic terms, if we are unable to comply with any restrictions contained in our technology alliance agreements, or if we are unable to enter into new technology alliances with other leading semiconductor companies, we may not be able to continue providing our customers with leading-edge process technologies, which could seriously harm our company.
We depend on a small number of customers for a significant portion of our revenue.
       We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for approximately 59% and 66% of our total net revenue in 2003 and 2004, respectively. Our top five customers in 2004, in order of revenue contribution were Broadcom, Agilent Technologies, MediaTek, Freescale and Agere Systems. Collectively, our top five customers accounted for approximately 52% of total net revenue in 2004, compared with 41% in the previous year. Broadcom, Agilent Technologies and MediaTek each exceeded 10% of total net revenue in 2004. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market segments. We expect that we will continue to be dependent for a significant portion of our revenue upon a relatively limited number of customers, which customers from time to time may be concentrated in particular end markets, as a result of which we will be exposed to the volatility of those markets. Depending on a relatively small number of customers can also subject us to concentration problems that can negatively affect our fab utilization, which can in turn affect our revenue and results of operations, such as was experienced in the fourth quarter of 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — 2004 Overview.” Customer concentration is acute at our new Fab 7, where we are ramping up production with a very narrow customer and product base, and where any reduction or cancellation of orders would have a significant impact on the utilization of Fab 7. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, quality or reliability issues raised by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.
We may not be able to implement new technology as it becomes available which may affect our ability to produce advanced products at competitive prices.
       The semiconductor industry is rapidly developing and the technology used is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products to meet market demand or produce such products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we do not continue to produce the most advanced products at competitive prices, our customers may use the services of our competitors instead of our services, which could seriously harm our company.
A decrease in demand and average selling prices for end-use applications of semiconductor products such as communications equipment, personal computers, computer peripherals and consumer products may significantly decrease the demand for our services and may result in a decrease in our revenue and gross profit margin.
       A significant percentage of our revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment, personal computers, computer peripherals and consumer products. Any significant decrease in the demand for communications equipment, personal computers, computer peripherals or consumer products may decrease the demand for our services and could seriously harm our company. In addition, the declining ASPs in these end markets could place significant downward pressure on the prices of the components that are used in such equipment. If the ASPs of such equipment continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly.
Our ability to successfully partner with electronic design automation, intellectual property and design service providers to meet customers’ design needs depends on the availability and quality of the relevant services, tools and technologies and our ability to meet our customers’ schedule and budget requirements.
       We have relationships with electronic design automation, or EDA, intellectual property and design service providers. We work with these service providers to develop a design platform that is tailored to our customers’ design needs. Our ability to successfully meet our customers’ design needs depends on the availability and quality of the relevant services, tools and technologies, and on whether we, together with our EDA, intellectual property and design service providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect the success of our partnerships with EDA, intellectual property and design service providers and consequently, our ability to attract or serve customers, and thereby could seriously harm our company.
Our customers do not place purchase orders far in advance. Therefore, we do not have any significant backlog.
       Our customers generally do not place purchase orders far in advance. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenue in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.
Our growth, technology capabilities, planned capacity expansion and our competitive position depend on the success of Fab 7.
       Fab 7, our new production facility, is critically important to the success of our company in a number of ways. At the same time, Fab 7 embodies all of the risks that our company faces. As our first and only 300-mm wafer fab, Fab 7 will contain substantially all of our most advanced manufacturing capacity, and any problem in that facility may limit our ability to manufacture the most advanced semiconductor products. We also expect Fab 7 to represent a significant portion of our company’s total manufacturing capacity when it is fully equipped. Ramping up Fab 7 to its full designed capacity of 30,000 300-mm wafers per month will require significant additional capital expenditures, and we may require additional financing for this purpose, which may not be available. The process technologies that we intend to use in Fab 7 arise from our joint development agreements with IBM and other third parties, and any problems with implementing those agreements could have a material and adverse effect on our company. We are ramping up production at Fab 7 with a very narrow customer and product base. While we believe that this narrow base facilitates ramping up production more quickly than we otherwise might be able to do, we also are exposed to a greater risk of customer concentration at Fab 7 as a result. Any problems that arise with these customer relationships or orders (or lack of demand for the ultimate end-products in which the semiconductors we produce at Fab 7 are used) can be expected to have a significantly negative impact on the utilization of Fab 7, which could have a material and adverse effect on our company.
We depend on our strategic alliances relating to Fab 5 and Fab 6. Termination or modification of either of these alliances could seriously harm our company.
       We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. Our equity-method joint venture company, SMP, which owns and operates Fab 5, is a joint venture with Agere Systems Singapore (formerly Lucent Technologies Microelectronics Pte. Ltd.), a subsidiary of Agere Systems Inc. Our subsidiary CSP, which owns and operates Fab 6, is a joint venture with Agilent Technologies Europe B.V., EDB Investments and Singapex, an indirect wholly-owned subsidiary of Temasek. Our alliances with these companies gave us access to select leading-edge process technologies and moderated our development costs and capital expenditures in the initial years. We believe that our alliances with these companies provide us with access to business on an ongoing basis. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. Please see “Business — Strategic and Technology Alliances — Chartered Silicon Partners” and “Business — Strategic and Technology Alliances — Silicon Manufacturing Partners” for a more detailed description of these alliances.
We may not be able to compete successfully in our industry.
       The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, and Semiconductor Manufacturing International Corporation, or SMIC, as well as the foundry operation services of some integrated device manufacturers, or IDMs, such as IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in China, Malaysia and Korea are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

       A number of semiconductor manufacturers, including our primary competitors, have announced plans to increase their manufacturing capacity. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next few years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services. Any significant increase in competition may erode our profit margin and weaken our earnings.
       The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service, price, design services, access to intellectual property, EDA and tool support. We cannot assure you that we will be able to compete successfully in the future, including our ability to obtain “first source” business, which could seriously harm our company.
Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.
       Our revenue, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:

•	the cyclical nature of both the semiconductor industry and the markets served by our customers;

•	changes in the economic conditions of geographical regions where our customers and their markets are located;

•	shifts by IDMs between internal and outsourced production;

•	changes in demand for products that incorporate semiconductors we produce;

•	inventory and supply chain management of our customers;

•	the loss of a key customer or the postponement or reduction of an order from a key customer or the failure of a key customer to pay accounts receivables in a timely manner;

•	the occurrence of losses from a customer’s inability to pay our accounts receivables from them;

•	the rescheduling or cancellation of large orders;

•	the rescheduling or cancellation of planned capital expenditures;

•	our inability to qualify new processes or customer products in a timely manner;

•	the return of wafers due to quality or reliability issues;

•	malfunction of our wafer production equipment;

•	unforeseen delays or interruptions in our plans for new fabrication facilities;

•	the timing and volume of orders relative to our available production capacity;

•	our ability to obtain raw materials and equipment on a timely and cost effective basis;

•	environmental events or industrial accidents such as fires or explosions;

•	our susceptibility to intellectual property rights disputes;

•	our ability to continue with existing, and to enter into new partnerships, technology and supply alliances on mutually beneficial terms;

•	actual capital expenditures exceeding planned capital expenditures;

•	currency and interest rate fluctuations that may not be adequately hedged; and

•	technological changes.
       Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our senior notes may underperform comparable securities or fall.
Our business depends in part on our ability to obtain and preserve intellectual property rights.
       Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and our intellectual property, as well as the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of June 30, 2005, we had filed an aggregate of 1,965 patent applications worldwide, (1,010 of which had been filed in the U.S.) and held an aggregate of 1,134 issued patents worldwide (722 of which were issued U.S. patents) relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services will protect our intellectual property rights to the same extent as the U.S. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our processes, or that our confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be effective. The occurrence of any such events could seriously harm our company. Please see “Business — Intellectual Property” for a more detailed description of our proprietary technology.
We may be subject to intellectual property rights disputes.
       Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the U.S. and elsewhere. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be required to:

•	discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.
       Our company could be seriously harmed by such developments. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary in order to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could seriously harm our company.
We may experience difficulty in obtaining insurance coverage without incurring increased costs.
       While we have been able to obtain adequate insurance coverage in the past and while we have not experienced any significant increase in premium rates of insurance coverage for 2005, we cannot assure you that we will continue to be able to do so in the future. For example, following the tragic events of September 11, 2001, the premiums we paid for the renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year. In the event that we fail to secure adequate coverage in the future, we could be seriously harmed by the occurrence of a loss that is not insured.
Risks Related to Manufacturing
We may experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems.
       The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified or changed in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. In addition, we may encounter difficulties in our manufacturing processes as we migrate some of our wafer production from 200-mm to 300-mm in Fab 7, our new production facility, which is our first 300-mm wafer facility. Because substantially all of our most advanced manufacturing capacity will be in Fab 7, any problem in that facility may limit our ability to manufacture the most advanced semiconductor products. We may encounter problems in Fab 7, as well as in our other facilities, as a result of, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies, human errors, equipment malfunction or process contamination. Any of these problems, including our ability to ramp up our new capacity in Fab 7, could seriously harm our company.
We depend on our vendors of raw materials, supplies and equipment and do not typically have long-term supply contracts with them.
       We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. Some of these raw materials and supplies are available from a limited number of vendors in limited quantity and their procurement may require a long lead time. We purchase most of our key materials and supplies on a blanket purchase order basis. We typically do not have long-term contracts with our vendors. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, and particularly during periods of sudden increase in demand, we have experienced and may experience difficulty in obtaining quantities of raw materials that we need on a timely basis. Further, where we only have one qualified supplier for materials and supplies and a need subsequently arises to look to other alternative suppliers, we would have to qualify these alternative suppliers, and such qualification could lead to delays in production and seriously harm our company.
       In addition, from time to time, we may reject materials and supplies that do not meet our specifications, resulting in declines in output or device yields, which may in turn adversely affect our revenue. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. If our ability to obtain sufficient quantities of raw materials and other supplies in a timely manner is substantially diminished or if there are significant increases in the costs of raw materials, it could seriously harm our company.
       We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery and complete qualification of some of this equipment could be as long as 15 months, or even longer. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see “Business — Equipment and Materials” for additional information regarding our relationships with our suppliers of materials and equipment.
We depend on assembly and test subcontractors for our semiconductor assembly and testing requirements.
       Semiconductor assembly and test operations are an integral part of the semiconductor manufacturing process, and involve specialized equipment and technology. As we do not have such in-house assembly and test capabilities and facilities, we depend on assembly and test subcontractors to provide us with the assembly, test and wafer bumping services. Wafer bumping is an advanced packaging technique where “bumps” made of solder are formed on the wafers before being diced into individual chips. We currently subcontract to STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd), or STATS ChipPAC, as well as to United Test and Assembly Center Limited, or UTAC, ASE Singapore Pte. Ltd., ASE Test Limited and Advanced Semiconductor Engineering, Inc., or collectively ASE, a significant amount of orders for assembly and testing services. STATS ChipPAC, UTAC and ASE may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS ChipPAC, UTAC and ASE are our major providers of these services, any prolonged interruption in their operations could seriously harm our company.
As we migrate to more advanced technologies which may require access to advanced packaging and wafer bumping services, we may experience difficulties in securing such access in a timely manner due to the limited number of vendors providing such services.
       As our company migrates to more advanced technologies and devices that require very high pin counts (or number of connections to the printed circuit board), the need for advanced packaging and wafer bumping services may increase. The advanced packaging technology is new and there may be initial problems resulting from this. Although we work with our vendors to qualify them on wafer bumping in printing and plating technology, we cannot assure you that qualifications would be successful or without delays or that we would have ready access to limited capacity. In addition, as there are currently no appropriate 200-mm and 300-mm wafer bumping capabilities in Singapore, we will have to work with our vendors to establish the capabilities in Singapore or look for such capabilities elsewhere. We cannot assure you that we would have ready and timely access to such capabilities. If we are unable to gain access to such advanced packaging and wafer bumping services in a timely manner, or if there are delays in the qualification of such technology, or if there are disruptions in such services, this may adversely impact our ability to secure business for the more advanced technology nodes and thereby could seriously harm our company.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.
       We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. Although we have implemented industry acceptable risk management controls at our manufacturing locations, the risk of fire associated with these materials cannot be completely eliminated and, in the past, we have had minor interruptions in production as a result of fire. We maintain insurance policies to guard against losses caused by fire. While we believe our insurance coverage for damage to our property and disruption of our business due to fire is adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would temporarily reduce manufacturing capacity and could seriously harm our company.
Our failure to comply with certain environmental regulations could seriously harm our company.
       We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations, if we fail to use, discharge or dispose of hazardous materials appropriately, our company could be subject to substantial liability or could be required to suspend or modify our manufacturing operations at significant costs to us. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not responsible for the contamination. We maintain insurance policies to guard against certain types of losses resulting from unintended and unexpected pollution caused by our company. While we believe our insurance coverage is adequate, we cannot assure you that it would be sufficient to cover all our potential losses.
Risks Related to Our Infrastructure
We face several risks in constructing and equipping new fabrication plants.
       Where we expand by constructing new fabrication plants, there will be certain uncontrollable events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the new fabrication plants on schedule and within budget. Such potential events include:

•	a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

•	technological, capacity and other changes to our plans for new fabrication plants necessitated by changes in market conditions;

•	shortages and late delivery of building materials and facility equipment;

•	delays in the installation, commissioning and qualification of our facility equipment;

•	a long and intensive wet season that limits construction;

•	a shortage of foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;

•	strikes and labor disputes;

•	on-site construction problems such as industrial accidents, fires and structural collapse;

•	delays in securing the necessary governmental approvals and land lease;

•	delays arising from modifications in capacity expansion plans as a result of uncertainty in economic conditions; and

•	delays arising from demand exceeding supply and long lead times for delivery of equipment during periods of growth in the industry.
We depend on key personnel and due to the shortage of skilled labor in Singapore, we may have difficulty attracting and retaining sufficient numbers of skilled employees.
       Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled professionals remains intense and there is a shortage of such personnel in Singapore. Accordingly, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of June 30, 2005, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future, particularly as new wafer fabrication facilities, including those of our competitors, are established in Singapore.
       We use share options and employee share purchase plans as compensation tools to attract and retain our personnel. Recent changes to the accounting standards applicable to our company will require us to record stock-based compensation charges in the future as a result of these plans. If we were to terminate these plans, or were to modify such plans with decreased benefits to employees or were to reduce the stock grants made under these plans to avoid or minimize an adverse impact on our financial results, we may become uncompetitive from an employee compensation perspective and may not be able to continue to attract and/or retain required personnel, which could seriously harm our company.
       If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain experienced personnel as we grow, it could seriously harm our company. For example, although we strive to retain employees that we send on assignments with our technology partners, such as IBM, we cannot assure you that we will be successful in retaining these employees or that if our employees leave, our technology partners would re-train their replacements. If our employees leave, this may limit our ability to benefit from the alliances and could seriously harm our company. We do not carry insurance to protect us against the loss of any of our key personnel.
Risks Related to Covenants in Our Agreements
Many of our loans contain financial and other covenants which may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities.
       Many of our loans, including loans incurred by our subsidiary, CSP, contain various financial and other covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that Temasek owns, directly or indirectly, at least a certain percentage of our outstanding shares or is our single largest shareholder. The loans also require that we own, directly or indirectly, at least a certain percentage of CSP’s outstanding shares. These covenants may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities. If we fail to comply with these covenants, we could be in default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such default could also cause cross-defaults under other loans which could seriously harm us.
       In addition, many of our loans require that we obtain prior written consent from our lenders prior to incurring indebtedness or creating security interests over our assets. Consequently, although we have been able to obtain such lender consent in the past, we may be limited in our ability to obtain future financing. Any inability to obtain such future financing could seriously harm our company.
Risks Related to Investments in a Controlled Corporation
Temasek controls our company and its interests may conflict with the interests of our other shareholders.
       As of June 30, 2005, Temasek through its subsidiary, ST Semiconductors, beneficially owned approximately 60.1% of our outstanding ordinary shares. As a result, Temasek is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.
       We also have contractual and other business relationships with several of Temasek’s affiliates and may engage in material transactions with them from time to time. Although the Audit Committee of our Board of Directors will review all material transactions between our company and Temasek and such affiliates, circumstances may arise in which the interests of Temasek and such affiliates could conflict with the interests of our other shareholders. Because Temasek, through its subsidiary, ST Semiconductors, beneficially owns a significant portion of our ordinary shares, it could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that Temasek and/or its affiliates own at least a majority of our ordinary shares. Please see “Major Shareholder and Related Party Transactions” for additional information regarding our relationship with Temasek, Singapore Technologies Pte Ltd, or Singapore Technologies, and their affiliates.
Risks Related to Investment in a Corporation with International Operations
Economic conditions where our customers and their markets are located may have a negative impact on our revenue.
       A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Taiwan, Japan, Europe and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
       Terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other acts of violence or war, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the U.S. and any other places in which our customers’ markets are located, our business may be significantly impacted.
       In addition, terrorist attacks or another war could adversely impact the transportation of our products, resulting in an adverse impact on our business, results of operations and financial condition and thereby could seriously harm our company.

Outbreak of an infectious disease or any other serious public health concerns in Asia (including Singapore) and elsewhere could adversely impact our business, results of operations and financial condition.
       The outbreak of an infectious disease in Asia (including Singapore) and elsewhere, together with any resulting restrictions on travel or quarantines imposed, could have a negative impact on the economies, financial markets and business activities in countries in which our end markets are located and thereby adversely impact our revenue. Examples are the outbreak in 2003 of Severe Acute Respiratory Syndrome, or SARS, in East Asia and the outbreak in 2004 of Avian Influenza, or Bird Flu, in Asia. While we took precautionary measures in response to the outbreak of SARS in 2003, we cannot assure you that any precautionary measures we may take against SARS or any other infectious diseases in the future would be effective. A future outbreak of an infectious disease or any other serious public health concern could seriously harm our company.
We operate internationally and are therefore affected by problems in other countries.
       Our principal customers are located in the U.S., Taiwan, Japan and Europe and our principal vendors are located in the U.S., Japan, Taiwan, Korea and Europe. As a result, we are affected by economic and political conditions in those countries, including:

•	fluctuations in the values of currencies;

•	changes in labor conditions;

•	longer payment cycles;

•	greater difficulty in collecting accounts receivable;

•	burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports;

•	expropriation of private enterprises; and

•	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.
       The geographical distances between Asia, the Americas and Europe also create a number of logistical and communications challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.
Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position.
       Our revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euro and Singapore dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still particularly affected by fluctuations in exchange rates between the U.S dollar and the above mentioned currencies. Any significant fluctuation in exchange rates may lead to an increase in our costs and capital expenditures, which could adversely affect our operating results and financial position.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.
       Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the U.S. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the U.S. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see “Major Shareholder and Related Party Transactions” for a discussion relating to our controlling shareholder, Temasek, and its affiliates.
It may be difficult for you to enforce any judgment obtained in the U.S. against us or our affiliates.
       Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and senior management, and some of the experts named in this document, reside outside the U.S. In addition, virtually all of our assets and the assets of those persons are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or any of these persons or to enforce in the U.S. any judgment obtained in the U.S. courts against us or any of these persons, including judgments based upon the civil liability provisions of the federal securities laws of the U.S. or any state or territory of the U.S.
       Judgments of the U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. are not enforceable in Singapore courts, and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the U.S.
Risks Related to Our Senior Notes
A public market may not develop for the senior notes.
       Prior to this offering, there has been no trading market in the senior notes. Although approval in-principle has been received for the listing of the senior notes on the Singapore Exchange, we cannot assure you that the senior notes will be listed on that exchange or that active trading markets will develop for the senior notes. The underwriters have advised us that one or more of their affiliates currently intends to make a market in the senior notes. However, the underwriters’ affiliates are not obligated to make markets in these securities and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the underwriters’ affiliates will be subject to the limits imposed by the Securities Act and the U.S. Securities Exchange Act of 1934, or Exchange Act. As a result, we cannot assure you that any market in these securities will develop or, if they do develop, they will be maintained. If an active market in one or more of the securities fails to develop or be sustained, you may not be able to sell the securities or may have to sell them at a lower price.
Your right to receive payments on our senior notes is junior to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries and joint ventures.
       The senior notes will be effectively subordinated to any of our secured obligations with respect to assets that secure such obligations and structurally subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures.
       As of June 30, 2005, we had consolidated debt of approximately $1,361.0 million. This amount includes $1,043.1 million of debt of our company, which is unsecured and unsubordinated debt, and $317.9 million of debt of our subsidiaries. As of June 30, 2005, after giving pro forma effect to the issuance of the senior notes and the amortizing bonds that are a component of the units concurrently being sold outside the United States pursuant to Regulation S, we would have had consolidated debt of approximately $2,024.9 million, including $575.0 million original principal amount ($664.1 million accreted principal amount) of our existing convertible notes, which we intend to repurchase in a tender offer or redeem at maturity in April 2006. As of June 30, 2005, the senior notes would have been effectively subordinated to $317.9 million of this consolidated debt.
       We currently conduct some of our business through subsidiaries and joint ventures, and we may in the future conduct additional business through subsidiaries and joint ventures or transfer existing operations and assets to subsidiaries and joint ventures. If we were to transfer our assets to such entities, these assets could be used in some cases by such entities to secure their debt. In addition, we expect to make significant capital expenditures in the future, a substantial portion of which may be financed through additional debt, including through debt of our subsidiaries and joint ventures.
       In particular, in the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on the senior notes only after all of those of our liabilities that rank senior to these senior notes have been paid. In addition, because the senior notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and joint ventures, and your right to participate in the assets of our subsidiaries and joint ventures upon any liquidation or reorganization of any subsidiary or joint venture will be subject to the prior claims of that subsidiary’s or joint venture’s creditors. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying amounts relating to these proceedings, to pay amounts due on the senior notes.
Our senior notes do not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact holders of the senior notes.
       While the senior notes restrict our and our material subsidiaries’ ability to create liens on property or assets in respect of indebtedness, there are exceptions to such restrictions. Furthermore, we are not restricted under the terms of the senior notes from incurring additional debt or from repurchasing our securities. In addition, the limited covenants applicable to the senior notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take other actions that are not limited by the terms of the senior notes could have the effect of diminishing our ability to make payments on the senior notes when due. Certain of our other debt instruments may, however, restrict these and other actions.
We may be unable to redeem our senior notes.
       You may require us to redeem all or a portion of your senior notes if (1) Temasek ceases to beneficially own at least 30% of our voting securities, (2) any person or group acquires beneficial ownership of our voting securities in an amount that is greater than the beneficial ownership of Temasek of our voting securities or (3) Temasek ceases to control our company. See “Description of Senior Notes — Repayment at Option of Holders.” If such an event were to occur, or at maturity of the senior notes, we may not have enough funds to pay the purchase price for all senior notes. The senior notes are not entitled to the benefit of a sinking fund.
       Any future credit agreements or other agreements relating to our indebtedness may contain provisions that prohibit the repurchase of the senior notes if specified events such as the delisting of our securities or a change in control were to occur. If such an event were to occur at a time when we are prohibited from repurchasing our senior notes, we could seek the consent of our lenders to purchase the senior notes or could attempt to refinance this debt. If we do not obtain a consent, we could not repurchase the senior notes. Our failure to repurchase tendered senior notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt.

FORWARD-LOOKING STATEMENTS
       This document and the accompanying prospectus contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements can be identified by the use of forward-looking language such as “will likely result,” “may,” “are expected to,” “is anticipated,” “estimate,” “projected,” “intends to” or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. Examples of these forward-looking statements include, without limitation:

•	statements relating to our business strategy;

•	our outlook for 2005 including our business outlook for the third quarter of 2005;

•	our capacity utilization rate, production capacity and production capacity mix;

•	the equipping of our fabrication facilities;

•	our agreement with IBM and manufacturing of 90nm silicon on insulator, or SOI, products since mid-2005;

•	our sourcing and manufacturing technology agreements with Advanced Micro Devices, Inc., or AMD, and the planned manufacturing of AMD64 microprocessors in 2006;

•	the timing of the trough of the semiconductor market cycle;

•	our expectation that 0.13um, 0.11um and 90nm technologies will be a large contributor to our revenue in 2005;

•	our 2005 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity;

•	the increase of the advanced capacity (0.13um and smaller process geometry technologies);

•	our sources of liquidity, cash flow, funding needs and financings;

•	our expectation that utilization in 0.35um and above technologies will be higher than 0.25um and 0.18um technologies;

•	the reduction of our breakeven point to 75% utilization by the end of 2005 and the equipping and ramping of Fab 7 to a breakeven position at 9,000 wafers per month (300-mm) capacity by end 2005; and

•	our near-term and long-term outlook in the foundry services market.
       These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:

•	changes in the market outlook and trends;

•	the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers;

•	demand and supply outlook in the semiconductor market;

•	economic conditions in the United States as well as globally;

•	customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7);

•	the performance level of and technology mix in our fabrication facilities;

•	our progress on leading-edge products;

•	access to or delays in technological advances or our development of process technologies;

•	the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung);

•	changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals;

•	the availability of financings and the terms thereof; and

•	terrorist attacks, another war, or the possibility of another outbreak of SARS or any other infectious disease in Singapore as well as various parts of the world.
       Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Risk Factors” and elsewhere in this document. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES
       The following table sets forth the ratio of earnings to fixed charges for the periods shown. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, if any, earnings consist of income (loss) before income taxes and minority interest, adjusted to remove equity in income (loss) of equity affiliates and to add fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortization of capitalized expenses related to indebtedness, plus an estimated interest portion of rental expenses on operating leases.

							Six Months Ended
	Year Ended December 31,						June 30,

	2000		2001	2002	2003	2004	2004		2005

	(in thousands, except ratios)
Ratio of earnings to fixed charges	7.35	x	—	—	—	—	1.19	x	—
Deficiency of earnings available to cover fixed charges	—		$354,919	$381,225	$301,421	$19,268	—		$137,876
Pro forma ratio of earnings to fixed charges (1)	N.A.		N.A.	N.A.	N.A.	—	N.A.		—
Pro forma deficiency of earnings available to cover fixed charges	N.A.		N.A.	N.A.	N.A.	$25,396	N.A.		$138,201

Note:

(1)	The pro forma ratios for 2004 and the six months ended June 30, 2005 have been calculated to give pro forma effect to this offering and our application of the net proceeds from this offering, estimated to be approximately $611.5 million, together with cash on hand, to redeem at maturity $575.0 million original principal amount ($664.1 million accreted principal amount) of our existing convertible notes. See “Use of Proceeds.” The pro forma ratios do not give effect to our concurrent sale of units and the application of the net proceeds from the units sale.

USE OF PROCEEDS
       We estimate that the net proceeds from this offering will be approximately $611.5 million, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with cash on hand, to fund the repurchase in a tender offer, which we intend to commence as soon as practicable after the closing of this offering, for any and all of our $575.0 million original principal amount ($664.1 million accreted principal amount) of existing convertible notes outstanding, or to fund the redemption at maturity of our existing convertible notes. We cannot give you any assurance as to the percentage of holders, if any, of the existing convertible notes that will tender their convertible notes under the offer to purchase. The existing convertible notes mature on April 2, 2006 and have a coupon rate of 2.5% per year and a yield to maturity of 5.25% per year. Pending any use, as described above, we intend to invest the net proceeds in high quality, interest-bearing instruments.

CAPITALIZATION
       The following table sets forth, as of June 30, 2005, the capitalization and cash and cash equivalents of our company on an actual and as adjusted basis. The “as adjusted” data set forth below give effect to the sale of the senior notes offered hereby and the application of the net proceeds from this offering, after deducting the underwriters’ discounts and expenses incurred in connection with this offering, together with cash on hand, to redeem at maturity on April 2, 2006, $575.0 million original principal amount ($664.1 million accreted principal amount) of our existing convertible notes.
       Concurrently with this offering, we have agreed to issue and sell in an offering outside the United States in reliance on Regulation S under the Securities Act, 25,000 units each consisting of one convertible redeemable preference share, or preference share, and one $1,556.76 6.00% amortizing bond due 2010 with the aggregate initial principal amount of $38.9 million, at the aggregate issue price of $250.0 million. The units sale is scheduled to close in mid-August 2005. We have also granted the purchaser an option, exercisable upon our agreement, to purchase up to an additional 5,000 units. We intend to use the net proceeds from the units sale for working capital and general corporate purposes. This offering is not conditional on the closing of the concurrent issuance and sale of the units. There is no assurance that the sale of the units, which is subject to shareholders’ approval of the issuance of the preference shares that are a component of the units, will close. The table below does not give effect to our concurrent sale of units and the application of the net proceeds from the units sale.
       Our actual capitalization will differ from the table below depending on the results of the sale of the units and the tender offer.
       You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this document.

	As of June 30, 2005

		As Adjusted for
		the Offering of
		the Senior
	Actual	Notes

	(in thousands)
Cash and cash equivalents	$604,860	$552,234

Current installments of long-term debt (unsecured):
U.S. dollar loans at floating rates, excluding existing convertible notes	170,600	170,600
2.50% Senior Convertible Notes due 2006 (unguaranteed and unsecured)(1)	575,000	—
Other	(4,029)	—

Total current installments of long-term debt	741,571	170,600
Long-term debt, excluding current installments:
U.S. dollar loans at floating rates(2)	619,391	619,391
5.75% Senior Notes due 2010 offered hereby (unguaranteed and unsecured)	—	375,000
6.375% Senior Notes due 2015 offered hereby (unguaranteed and unsecured)	—	250,000

Total long-term debt, excluding current installments	619,391	1,244,391
Shareholders’ equity:
Ordinary shares, S$0.26 par value per share, 4,615,384,618 shares authorized; 2,511,348,850 shares issued and outstanding(3)	445,866	445,866
Additional paid-in capital	2,238,115	2,238,115

	As of June 30, 2005

		As Adjusted for
		the Offering of
		the Senior
	Actual	Notes

	(in thousands)
Accumulated deficit	(1,270,273)	(1,292,982)
Accumulated other comprehensive loss	(59,700)	(59,700)

Total shareholders’ equity	1,354,008	1,331,299

Total capitalization	$2,714,970	$2,746,290

Notes:

(1)	At maturity, the amount payable to holders of our existing convertible notes is the accreted principal amount, calculated at 115.493% of the original principal amount of our existing convertible notes, and the outstanding coupon interest payable of 2.5% per year on the original principal amount. Coupon interest on our existing convertible notes is payable semi-annually on April 2 and October 2 of each year, beginning on October 2, 2001. The accreted principal amount that is in excess of the original principal amount, which represents the accretion to maturity, as well as any accrued coupon interest payable on our existing convertible notes is recorded and classified as part of a separate balance sheet item called “Other Current Liabilities.” Included in this line item was an amount of $74.0 million as of June 30, 2005. The amount of such accretion to maturity and accrued coupon interest payable from July 1, 2005 to the maturity date would be $29.5 million.

(2)	Consists of unsecured debt.

(3)	The number of ordinary shares outstanding is based on the number of ordinary shares outstanding as of June 30, 2005. This number does not include:

•	ordinary shares reserved for issuance upon conversion of the preference shares;

•	106,585,830 ordinary shares reserved for the exercise of options outstanding at a weighted average price per ordinary share of $2.28, as of June 30, 2005;

•	155,606,209 ordinary shares available for future issuance under our share option plans and employee share purchase plans as of June 30, 2005; and

•	approximately 214,792,100 ordinary shares reserved for issuance upon any conversion of our existing convertible notes, as of June 30, 2005, which we intend to repurchase or redeem at maturity with the net proceeds from this offering and the concurrent sale of units. See “Use of Proceeds.”
       There has been no material change in the capitalization of our company since June 30, 2005.

EXCHANGE RATES
       Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on the Singapore Exchange and, as a result, are expected to affect the market price of ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Singapore dollars on the ordinary shares represented by ADSs or any other distribution received by the depositary in connection with the payment of dividends on the ordinary shares.
       The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The table illustrates how many Singapore dollars it would take to buy one U.S. dollar.

	Singapore Dollars Per US$1.00
	Noon Buying Rate

Fiscal Year Ended December 31,	Average(1)	High	Low	Period End

2000	1.7250	1.7600	1.6535	1.7315
2001	1.7937	1.8540	1.7275	1.8470
2002	1.7908	1.8525	1.7310	1.7352
2003	1.7432	1.7838	1.6990	1.6990
2004	1.6870	1.7291	1.6308	1.6319
Six Months Ended June 30, 2005	1.6491	1.6868	1.6180	1.6868

Month	Average(2)	High	Low	Period End

January 2005	1.6377	1.6496	1.6303	1.6362
February 2005	1.6381	1.6518	1.6240	1.6240
March 2005	1.6308	1.6512	1.6180	1.6508
April 2005	1.6511	1.6663	1.6337	1.6337
May 2005	1.6507	1.6635	1.6364	1.6630
June 2005	1.6723	1.6868	1.6584	1.6868
July 2005 (through July 28, 2005)	1.6826	1.7015	1.6848	1.6651

Notes:

(1)	The average of the daily noon buying rates on the last business day of each month during the period.

(2)	The average of the daily noon buying rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL DATA
       You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this document. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2004 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, independent registered public accounting firm. The selected consolidated balance sheet data as of June 30, 2004 and 2005 and the selected consolidated statements of operations data for each of the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this document. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our results of operations for these periods. The unaudited results of operations data for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for any other interim period or for the full year. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

									Six Months
	Year Ended December 31,								Ended June 30,

	2000		2001	2002	2003		2004		2004	2005

									(unaudited)
	(in thousands, except per share data and ratios)
Consolidated Statements of Operations Data:
Net revenue	$1,134,104		$462,656	$449,241	$551,911		$932,131		$484,240	$375,388
Cost of revenue	749,582		665,261	628,726	648,330		769,318		379,690	384,658

Gross profit (loss)	384,522		(202,605)	(179,485)	(96,419)		162,813		104,550	(9,270)

Operating expenses:
Research and development	74,876		82,897	95,285	124,057		118,281		62,133	54,991
Fab start-up costs	27,481		13,329	8,338	9,219		33,199		11,707	22,697
Sales and marketing	35,019		38,659	41,182	38,748		37,751		18,900	20,619
General and administrative	81,566		42,671	43,103	40,762		35,555		16,716	19,886
Other operating expenses (income), net	11,570	(1)	—	10,025 (2)	(11,001	) (3)	(10,699	) (4)	5,527	3,938

Total operating expenses	230,512		177,556	197,933	201,785		214,087		114,983	122,131

Operating income (loss)	154,010		(380,161)	(377,418)	(298,204)		(51,274)		(10,433)	(131,401)
Other income (expense):
Equity in income (loss) of SMP	7,588		(92,683)	(84,846)	23,194		27,563		21,912	(8,256)
Other income	12,926		19,718	23,632	23,186		52,299	(5)	24,707	5,453
Interest income	54,546		46,225	16,637	12,168		11,530		5,454	10,981
Interest expense	(17,561)		(39,652)	(41,661)	(42,222)		(30,093)		(19,187)	(22,008)
Foreign exchange gain (loss), net	8,414		4,216	(1,966)	(733)		1,320		295	198

							Six Months
	Year Ended December 31,						Ended June 30,

	2000		2001	2002	2003	2004	2004		2005

							(unaudited)
	(in thousands, except per share data and ratios)
Income (loss) before income taxes and minority interest	219,923		(442,337)	(465,622)	(282,611)	11,345	22,748		(145,033)
Income tax expense(6)	(18,704)		(14,244)	(7,029)	(11,671)	(4,774)	(5,576)		(6,586)

Income (loss) before minority interest	201,219		(456,581)	(472,651)	(294,282)	6,571	17,172		(151,619)
Minority interest in loss of CSP	43,547		72,629	55,563	9,491	—	—		—

Net income (loss) prior to cumulative effect adjustment	244,766		(383,952)	(417,088)	(284,791)	6,571	17,172		(151,619)
Cumulative effect adjustment for change in accounting principle(7)	—		—	—	(6,421)	—	—		—

Net income (loss)	$244,766		$(383,952)	$(417,088)	$(291,212)	$6,571	$17,172		$(151,619)

Basic and diluted net earnings (loss) per share(8)	$0.16		$(0.24)	$(0.23)	$(0.12)	$0.00	$0.01		$(0.06)
Number of shares used in computing net earnings (loss) per share:
Basic	1,543,893		1,588,969	1,799,106	2,502,294	2,508,376	2,507,648		2,510,415
Diluted	1,568,971		1,588,969	1,799,106	2,502,294	2,516,942	2,519,377		2,510,415
Net earnings (loss) per ADS (8):
Basic	$1.59		$(2.42)	$(2.32)	$(1.16)	$0.03	$0.07		$(0.60)
Diluted	$1.56		$(2.42)	$(2.32)	$(1.16)	$0.03	$0.07		$(0.60)
Number of ADSs used in computing net earnings (loss) per ADS:
Basic	154,389		158,897	179,911	250,229	250,838	250,765		251,042
Diluted	156,897		158,897	179,911	250,229	251,694	251,938		251,042
Other Data (unaudited) (9):
Ratio of earnings to fixed charges	7.35	X	—	—	—	—	1.19	X	—
Deficiency of earnings available to cover fixed charges	—		354,919	381,225	301,421	19,268	—		137,876

	As of December 31,					As of June 30,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and term deposits	$924,116	$1,041,616	$1,210,925	$905,472	$569,399	$645,219	$604,860
Working capital(10)	548,721	642,487	942,059	682,322	177,746	279,483	(326,250)
Total assets	3,217,122	3,144,342	3,333,463	3,021,027	3,090,012	3,156,304	3,316,501
Current installments of long-term debt	156,343	198,160	64,001	223,660	352,985	269,314	741,571
Current installments of obligations under capital leases	7,822	—	—	—	—	—	—
Long-term debt, excluding current installments	426,120	914,070	1,115,930	989,092	882,745	935,982	619,391
Share capital	279,893	280,480	443,713	444,953	445,531	445,479	445,866
Total shareholders’ equity	1,969,283	1,582,632	1,785,459	1,494,555	1,505,631	1,515,859	1,354,008

Notes:

(1)	Included in 2000 other operating expenses line was a charge of $11.6 million to reflect the impairment charge on a licensing agreement.

(2)	Included in 2002 other operating expenses line was a charge of $10.0 million associated with a restructuring charge on workforce re-sizing and a fixed asset impairment charge.

(3)	Included in 2003 other operating expenses (income) line were:

(a)	A gain of $27.5 million associated with the cancellation of our employee bonus award plan;

(b)	A gain of $4.9 million resulting from equipment disposition;

(c)	An impairment charge of $9.0 million on certain machinery and equipment, as part of our fab capacity rationalization; and

(d)	A restructuring charge of $12.4 million relating to the phase out of Fab 1.

(4)	Included in 2004 other operating expenses (income) line were:

(a)	A gain of $10.4 million resulting from an equipment disposition with CSMC;

(b)	An impairment charge of $1.0 million on certain machinery and equipment, as part of our fab capacity rationalization;

(c)	A gain of $4.9 million associated with the resolution of a goods and services tax matter; and

(d)	A restructuring charge of $4.6 million relating to the closing of Fab 1.

(5)	Included in 2004 other income line was a gain of $14.3 million from the sale of technology to CSMC and a grant income of $29.5 million.

(6)	The pioneer tax status of our fabs had the effect of increasing (decreasing) basic and diluted net earnings (loss) per share by $(0.04), $(0.02) and $0.00 and basic and diluted net earnings (loss) per ADS by $(0.36), $(0.15) and $0.02 for the years ended December 31, 2002, 2003 and 2004, respectively.

(7)	Effective January 1, 2003, we adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million, for 2003. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

(8)	For 2003, basic and diluted net loss per share prior to cumulative effect adjustment is $(0.11) and basic and diluted net loss per ADS prior to cumulative effect adjustment is $(1.14).

(9)	For purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, if any, earnings consists of income (loss) before income taxes and minority interest, adjusted to remove equity in income (loss) of equity affiliates and to add fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortization of capitalized expenses related to indebtedness, plus an estimated interest portion of rental expenses on operating leases.

(10)	Working capital is calculated as the excess of current assets over current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
       The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in “Risk Factors” above.
Industry Overview
       According to the Semiconductor Industry Association, or the SIA, the compound annual growth rate for the worldwide semiconductor industry (measured in terms of revenue) is expected to be around 10% during the period from 2005 to 2008. However, the semiconductor industry is highly cyclical. For example, according to the SIA, in terms of revenue, the worldwide semiconductor industry contracted by approximately 32% from 2000 to 2001, then grew by approximately 18% from 2002 to 2003 and by approximately 28% sequentially in 2004. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers, which include dedicated foundry service providers, often begin building new fabs in response to anticipated demand growth for semiconductors. As these new fabs commence operations, a significant amount of manufacturing capacity is made available to the semiconductor market resulting from the steep initial ramp-up of these fabs. In the absence of growth in demand, or if growth occurs more slowly than anticipated, this sudden increase in supply results in semiconductor manufacturing over-capacity, which can lead to sharp drops in utilization of semiconductor fabs and put pressure on wafer selling prices.
       Semiconductor manufacturing is very capital intensive in nature. For example, in 2000 and 2001, we incurred $963.8 million and $489.6 million in capital expenditures, respectively. Even in the midst of challenging economic conditions in 2002, we invested $419.5 million in capital expenditures, primarily in equipping Fab 6 and for the purchase of equipment for research and development use, as part of our continuing strategy of positioning ourselves to serve market needs. We invested $220.8 million in capital expenditures in 2003, focused primarily on leading-edge technologies. In 2004 and for the six months ended June 30, 2005, we invested $686.3 million and $348.0 million, respectively, in capital expenditures, primarily in equipping Fab 7 as part of its phase 1 ramp to 15,000 300-mm wafers per month capacity, with the balance mainly for capacity additions in Fab 6. A high percentage of the cost of operating a fab is fixed, therefore increases or decreases in capacity utilization rates can have a significant effect on profitability. The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced.
       As the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher-level functionality and greater system-level integration requires more manufacturing steps and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability, because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices. In general, the prices for wafers of a given level of technology and device complexity will decline over the product life cycle and foundries must continue to migrate to increasingly sophisticated technologies or introduce value added solutions to maintain the same level of profitability. This requires continuous capital investment and depends on other factors, as discussed in “Risk Factors — Risk Related to Our Financial Condition — We need to maintain high capacity utilization, optimize the technology mix of our semiconductor wafer production and continuously improve our device yields” and “Risk

Factors — Risk Related to Our Operations — We may not be able to compete successfully in our industry,” and elsewhere in this document.
       Our capacity was at maximum utilization from the second quarter of 1999 through the third quarter of 2000. During this period of capacity utilization, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand. In the fourth quarter of 2000, the semiconductor market turned down and our utilization rate declined. The industry contraction in 2001 was the most severe in its history and largely as a result of this, our average utilization rate in 2001 and 2002 was 35% and 37%, respectively. Because of this, we suffered significant net losses in 2001 and in 2002. As the semiconductor industry recovered, our average capacity utilization improved to 58% in 2003. Primarily driven by sequential growth in shipments during the first two quarters of 2004, our average capacity utilization improved further to 80% in 2004. Correspondingly, our net loss in 2003 decreased significantly from the previous year, and we reported net income in 2004. Our average capacity utilization was 59% in the first quarter of 2005 and improved to 65% in the second quarter of 2005, mainly due to improving market conditions. These second quarter improvements led to improved average capacity utilization of 62% for the first half of 2005. The average capacity utilization, based on eight-inch equivalent wafers, from 2000 to 2004, and for the six months ended June 30, 2005 is as follows:

						Six Months Ended
	2000	2001	2002	2003	2004(1)	June 30, 2005(2)

Average capacity utilization	100%	35%	37%	58%	80%	62%

Notes:

(1)	Fab 1 ceased operations at the end of March 2004, with some of its operations moved to Fab 2.

(2)	Fab 7 started commercial shipment in June 2005.
2004 Overview
       The semiconductor industry recovery, which began in late 2002, accelerated in the second half of 2003 into the first half of 2004. In line with this, we reported sequential revenue growth of 25.0% and 12.0%, respectively, in first and second quarters of 2004. However, we experienced market weakness from the second half of June 2004 due to excess inventories in semiconductor companies and the softening in certain end markets. This resulted in a sequentially flat third quarter followed by a sequential decline of 25.9% in net revenue in the fourth quarter of 2004. The weakness was concentrated in our 0.18um and 0.25um capacity, which is mainly in Fab 3, primarily due to customer concentration in these technologies. Due to the same reason, our equity in income of SMP went down from $21.9 million in the first half of 2004 to $5.7 million in the second half of 2004. We were unable to diversify the customer base during preceding quarters of high demand, since a significant amount of our 0.18um and 0.25um capacity was utilized by our top customers. For the second half of 2004, utilization of our combined 0.18um and 0.25um capacity was lower than our average of 75%.
       Despite a weaker second half of 2004, we registered year-over-year revenue growth of 68.9% in 2004. The revenue growth in 2004 reflects a favorable market environment in the first half of 2004 and also the progress we have made in the execution of our strategy announced in February 2003. In 2004, we increased 0.13um revenue by 263.0% from $48.7 million in 2003 to $176.9 million in 2004, accounting for 33.5% of the dollar revenue growth.
       We continued with our efforts to promote market acceptance of the Chartered-IBM leading-edge cross-foundry technology platform and expand our network of third party intellectual property and design service providers. In addition, Samsung joined the technology development partnership with IBM, Chartered and Infineon at the 65nm node, reinforcing the merits of such technology platform.

       In 2004, we announced two agreements which we believe reflect the growing confidence in our leading-edge capabilities and unique foundry position. IBM awarded an agreement under which we started manufacturing selected 90nm SOI products for IBM in mid-2005. We also entered into sourcing and manufacturing technology agreements with AMD under which we will manufacture AMD64 microprocessors commencing in 2006.
       After securing our first 90nm volume customer, we began equipment move-in at Fab 7, our first 300-mm fab, at the end of March 2004. Fab 7 moved into pilot production at the end of 2004 and started commercial production during the second quarter of 2005.
       We secured financing during 2004 to support Fab 7’s phase 1 ramp to 15,000 300-mm wafers per month capacity. This included a $653.0 million term loan facility from JPMorgan Chase Bank, N.A., or JP Morgan, guaranteed by the Export-Import Bank of the United States, or the Exim Loan, a $300.0 million term loan facility from Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN Amro Bank, United Overseas Bank and Deutsche Bank, or the Loan Facility, a $50.0 million term loan facility from Bank of America, or the Bank of America Term Loan, and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation.
First Half of 2005 Overview
       The general global weakness of the semiconductor industry extended into the first half of 2005 as the industry continued to work through the excess inventory in the first quarter of 2005. In the second quarter 2005, shipments increased by 15.9% sequentially as we saw strength in the communications and computer sectors, partially offset by weakness in the consumer sector. Our average capacity utilization reached a low of 59% in first quarter 2005. Our average capacity utilization improved sequentially to 65% in the second quarter of 2005.
       We continued to see increased adoption of our advanced technologies as our 0.13um and below revenue increased by 17% between the six months ended December 31, 2004 and the six months ended June 30, 2005, and represented 30% of total revenue for the six months ended June 30, 2005 as compared to 21% of total revenue for the six months ended December 31, 2004. Fab 7 started commercial shipment in June 2005 instead of July as we had anticipated earlier.
       In January 2005, we announced the expansion of our relationship with IBM by formally extending our joint development efforts under our December 2004 joint development agreement to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three separate generations of technologies from 90nm, 65nm and 45nm.
       In June 2005, together with IBM and Samsung, we extended the Chartered-IBM Cross-Foundry Design Enablement Program, or Design Enablement Program, launched in March 2004 for 90nm bulk CMOS processes, to include 65nm bulk CMOS processes. The Design Enablement Program sets a platform for foundry compatibility, design portability and flexible sourcing between our company and IBM at 90nm bulk CMOS processes and for our company, IBM and Samsung at 65nm bulk CMOS processes. The Design Enablement Program facilitates designers in the development of compatible design layout files that can be used interchangeably across manufacturing facilities at our company, IBM and Samsung.
Business Outlook
Third Quarter 2005
       In the third quarter of 2005, we are expecting higher demand due to improving market conditions and coupled with our planned ramp up of 90nm production, we anticipate our third quarter 2005 revenue will increase by approximately 46% sequentially. This improvement is expected to improve capacity utilization to approximately 70% for the third quarter of 2005 compared to 65% for the second quarter of 2005, after including a sequential increase of approximately 16% in capacity compared to the second quarter of 2005.

       As a large proportion of our cost of revenue is fixed in nature, with depreciation continuing to be a significant portion thereof, any incremental revenue in excess of fixed costs would either reduce our net loss or increase our net income. For the third quarter of 2005, the sequential growth in net revenue coupled with the decline in depreciation of our older fabs is expected to contribute to a sequential improvement in our net loss for the third quarter of 2005. This is expected to be partially offset by higher fixed costs incurred in Fab 7 during its first quarter of ramp up in volume. Consequently, we expect our net loss for the third quarter of 2005 to be approximately $47 million.
       In comparison to the second quarter of 2005, we see strength in the consumer sector and to a lesser extent, in the communications sector, partially offset by lower demand in the computer sector. As a result of an increased use of our advanced technologies, we expect our 0.13um and smaller process geometry technologies, including 90nm, to represent approximately 43% of our total revenue in the third quarter of 2005, and 90nm revenues alone to contribute approximately 24% of our revenue for the same period. Our 0.13um and smaller process geometry technologies represented 26% of our total revenue in the second quarter of 2005.
       A tabular presentation of our third quarter 2005 outlook is as follows. This outlook does not take into account the financial effects of the offering of the senior notes or the sale of the units.

	Second Quarter 2005	Third Quarter 2005 Outlook

	Actual	Midpoint and Range	Sequential Change

Revenue(a)	$194.0 million	$283.0 million, +/- $4 million	Up 44% to 48%
Chartered’s share of SMP revenue(b)	$25.9 million	$24.0 million	—
Revenue including Chartered’s share of SMP(b)	$219.9 million	$307.0 million, +/- $5 million	Up 37% to 42%
Average selling prices, or ASPs(a)(c)	$913	$1,063, +/- $20	Up 14% to 19%
ASP of Chartered’s share of SMP revenue (b)(c)	$1,253	$1,109	—
ASP including Chartered’s share of SMP (b)(c)	$944	$1,066, +/- $25	Up 10% to 16%
Utilization	65%	70%, +/- 2%	—
Gross Profit	$0.4 million	$18.0 million, +/- $4 million	—
Net income (loss)(d)	$(67.1)	$(47.0) million, +/- $5 million	—
Earnings (loss) per ADS	$(0.27)	$(0.19), +/- $0.02	—

Notes:

(a)	Determined in accordance with U.S. GAAP.

(b)	We have provided the information above on our total business base revenue, which includes our share of SMP revenue and information on our ASP, including our share of SMP. Chartered’s share of SMP revenue, net revenue including Chartered’s share of SMP, ASP of Chartered’s share of SMP revenue and ASP including Chartered’s share of SMP presented above, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide such information on our share of SMP revenue in proportion to our total business base revenue and ASP of our share of SMP revenue in proportion to our total business base ASP.

(c)	Eight-inch equivalent wafers.

(d)	Due to cumulative losses, the minority interest equity in CSP was reduced to zero. Therefore, none of CSP’s losses have been charged to the minority interest in our consolidated statements of operations. The result of this on our consolidated statements of operations was an additional loss of $22.9 million in the second quarter of 2005 and is projected to be an additional loss of approximately $22.5 million in the third quarter of 2005.

Planned Capacity and Capital Expenditures
       Our capacity was approximately 122,000 wafers (eight-inch equivalent) per month at the end of the second quarter of 2005. We estimate our total wafer capacity to be approximately 147,000 wafers (eight-inch equivalent) per month by the end of 2005, an increase of approximately 20% from total wafer capacity at the end of the second quarter of 2005, and an increase of approximately 33% from total wafer capacity of approximately 110,000 wafers (eight-inch equivalent) per month at the end of 2004. Advanced capacity (0.13um and smaller process geometry technologies) per month is planned to increase from approximately 24% of our total wafer capacity at the end of the second quarter of 2005 to approximately 32% of the total expected wafer capacity at the end of 2005.
       Our aggregate capital expenditures for the second half of 2005 are expected to be approximately $402 million, of which approximately 85% is expected to be for equipping Fab 7 to a capacity of 9,000 300-mm wafers per month by the end of 2005 (which is part of our Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity). We are targeting to ramp Fab 7 to a breakeven position at 9,000 300-mm wafers per month capacity by the end of 2005. We are also targeting to reduce our breakeven point to about 75% utilization by the end of 2005, which is approximately 10% below the level in the fourth quarter of 2004. These targets are based on various assumptions made by our company, including but not limited to our average selling prices, product mix, productivity, costs, and utilization, and are subject to risks. There can be no assurance that we will reach our targets and our ability to reach the targets by the end of 2005 will depend largely on future operations and other factors, as discussed in “Risk Factors — Risks Related to Our Operations” and elsewhere in this document.
Critical Accounting Policies
       The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates. We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:
Depreciation and Amortization of Long-lived Assets
       Our results of operations are generally affected by the capital-intensive nature of our business. A large proportion of our cost of revenue is fixed in nature. The major component of our fixed costs included in our cost of revenue relates to depreciation on property, plant and equipment and amortization of technology license arrangements.
       We depreciate wafer fab buildings over 20 years, mechanical and electrical installations in the fabs over ten years, and equipment and machinery over five years using the straight-line method to their estimated recoverable salvage values. We amortize technology licenses over the shorter of the license period or the estimated useful life of the license, which on weighted average, is over seven years using the straight-line method. These lives represent our estimate of the periods that we expect to derive economic benefits from the assets. In estimating these useful lives and recoverable salvage values of our property, plant and equipment and technology licenses and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our property, plant and equipment and our technology licenses to determine if such lives and values should be adjusted. There have been no significant changes to our estimates of useful lives or salvage values during any of the last three years and the six months ended

June 30, 2005. In commencing depreciation of Fab 7, our first 300-mm wafer fabrication facility, which started commercial production during the second quarter of 2005, we have considered the factors listed above and applied our estimates of recoverable salvage values for our Fab 7 equipment. These recoverable salvage values are higher than our historical estimates for equipment when our other fabs began service. However, actual useful lives and salvage values of our long-lived assets may be shorter or longer and higher or lower, respectively, than our estimates. If we had used different estimates of useful lives or salvage values of our long-lived assets, our results might have been materially different.
Recoverability of Long-lived Assets
       We also routinely review our long-lived assets that are held for disposal for impairment in comparison to their fair values, and we review assets that are held and used, including technology licenses, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We perform impairment tests for groups of assets related to the lowest level of identifiable independent cash flows. In determining the appropriate asset groupings, we must make subjective judgments in identifying the independent cash flows that can be related to each asset group considering our foundry model and the degree of interchangeability of the various components of our manufacturing capacity. We consider the degree to which the asset group’s revenue depend on the revenue-producing activities of one or more other asset groups and the availability of financial information on such asset groups. In some cases, it is not practical to identify the cash flows associated with a particular asset or group of assets due to the integrated nature of our production process and the multi-technology capability of our process equipment. The result of our analysis is that we have identified the lowest level of identifiable independent cash flows as our individual fabs.
       The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset group and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, ASP, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or licenses until they occur.
       We recorded equipment impairment charges in 2002 of $4.8 million resulting from a decision to abandon certain production processes, and again in 2003, 2004 and the six months ended June 30, 2005 of $9.0 million, $1.0 million and $3.9 million, respectively, resulting from decisions to rationalize capacity and therefore to sell certain equipment.
       However, if we make different estimates of our future cash flows or fair values of our assets held for sale, we may reach different conclusions regarding impairments, and our results might therefore have been materially different.
Valuation of Inventory
       Our inventories primarily consist of work in progress and are stated at the lower of standard cost, which approximates actual costs determined on the weighted average basis, or market (net realizable value).
       Cost. We determine the cost of each wafer based on estimates of the materials, labor, and other costs incurred in each process step associated with the manufacture of our products. We allocate labor and overhead costs to each step in the wafer production process based on normal fab capacity utilization, with un-recovered costs arising from abnormal under-utilization of capacity expensed when incurred. The unit cost of a wafer generally decreases as fixed overhead charges are allocated over a larger number of units produced. Conversely, during periods of low utilization of capacity, the unit cost of a wafer would generally increase.
       Net Realizable Value. We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventories should be recorded at net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. In estimating the net realizable value of our inventories, we consider the likelihood of changes in market demand for our inventories. Judgments and estimates regarding future selling prices and level of demand must be made and used in connection with evaluating whether such write-downs are needed and in what amount in any accounting period.
       As of December 31, 2003, December 31, 2004 and June 30, 2005, we carried an inventory reserve of $28.4 million, $30.2 million and $32.5 million, respectively, to write down certain inventories to net realizable value. Subsequent to these write-downs, we sold or disposed of certain portions of such inventories. The amounts ultimately realized for the years ended December 31, 2003 and 2004 were at or near to the net realizable value we had estimated, resulting in no significant additional impact to our gross margins in each of those years. For the six months ended June 30, 2004, we sold some of our inventories that we had previously written down for amounts at or near the net realizable value we had estimated, resulting in no significant additional impact to our gross margins. For the six months ended June 30, 2005, we sold some of our inventories that we had previously written down at amounts that resulted in gross margin of $1.1 million.
       If we make different estimates of normal and abnormal capacity utilization, allocation of costs to different process steps, future demand for existing inventory, or inventory selling prices, we might have reached different conclusions regarding inventory values, and therefore our results might have been materially different.
Revenue Recognition
       We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services and pre-fabrication services, such as masks generation and engineering services.
       When our arrangements include multiple elements, we divide the deliverables into separate units of accounting using certain specified criteria. From July 1, 2003 onwards, we adopted the methodology in Financial Accounting Standards Board, or FASB, Emerging Issues Task Force (EITF) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” or EITF 00-21. A typical arrangement includes pre-fabrication services such as engineering services, fabricating semiconductor wafers, and providing associated assembly and test services. The total consideration is allocated to each component of the multiple-element arrangement based on fair values.
       Revenue for each unit of accounting is recognized when the contractual obligations have been performed and, where applicable, delivery has occurred and title and risk of loss has passed to the customer, there is evidence of a final understanding between us and our customers as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the sales revenue is reasonably assured. Generally this results in revenue recognition upon shipment of wafers. Our revenue per wafer is generally dependent upon the wafer yield. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowances for estimated sales returns. If we make different judgments and estimates regarding the components of our multiple-element arrangements or their fair values, our results might be materially different.
       Other arrangements include sale of equipment and licensing of intellectual property. In allocating the total arrangement consideration between equipment and licensing of intellectual property, we use the residual method based on the fair value of equipment sold. The estimate of fair value of equipment is based on the resale prices of similar equipment sold on the used equipment market. However, if we make different estimates of fair value of equipment, the allocation of income between gain on asset sales and income from intellectual property, sales might be materially different.
       We also receive income-related grants to subsidize training and research and development expenses. Income is recognized on these grants when we believe it is probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants that have been awarded. If we make different estimates of the amount or timing of qualifying expenditures, our results might be materially different.
Sales Returns Allowances
       The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of sales returns. We make estimates of wafer yield and potential sales returns related to current period product revenue. We provide for such returns and costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. We have charged $10.9 million, $5.9 million, $4.8 million and $2.1 million to results of our operations for sales returns for 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. Sales returns as a percentage of net revenue may fluctuate from year to year and not necessarily follow the net revenue trend due to specific claims in any particular period related to certain new processes and variations in wafer yield. We typically experience lower sales returns as the manufacturing processes mature and higher sales returns on new processes. Our actual sales returns have not historically been significantly different from our estimates, and our method of estimating sales returns and the significant assumptions used have been consistently determined over the past three years.
       Significant management judgments and estimates must be made and used in connection with determining revenue per wafer and in establishing the sales return allowances in any accounting period. However, had we made different estimates of wafer yield or future sales returns, our results might be materially different.
Collectibility of Accounts Receivable
       Similarly, we must make estimates of the collectibility of our accounts receivable. We believe that we adequately manage our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures. We review our accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances we consider the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends. However, if we make different estimates of collectibility of individual receivable balances, our results might have been materially different. Movements in the allowance for doubtful accounts are as follows:

	Year Ended December 31,			Six Months
				Ended June 30,
	2002	2003	2004	2005

	(in thousands)
Beginning	$4,036	$2,460	$1,083	$1,178
Utilized during period	(1,078)	(1,022)	(38)	—
Charge for the period	478	351	1,106	225
Reversal of specific allowances due to collection	(976)	(706)	(973)	(462)

Ending	$2,460	$1,083	$1,178	$941

Results of Operations
       The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	140.0	117.5	82.5	78.4	102.5

Gross profit (loss)	(40.0)	(17.5)	17.5	21.6	(2.5)

Operating expenses:
Research and development	21.2	22.5	12.7	12.8	14.7
Fab start-up costs	1.9	1.7	3.6	2.4	6.0
Sales and marketing	9.2	7.0	4.0	3.9	5.5
General and administrative	9.6	7.4	3.8	3.5	5.3
Other operating expenses (income), net	2.2	(2.0)	(1.1)	1.1	1.0

Total operating expenses	44.1	36.6	23.0	23.7	32.5

Operating loss	(84.1)	(54.1)	(5.5)	(2.1)	(35.0)
Other income (expense):
Equity in income (loss) of SMP	(18.9)	4.2	3.0	4.5	(2.2)
Other income	5.4	4.3	5.6	5.1	1.5
Interest income	3.7	2.2	1.2	1.1	2.9
Interest expense	(9.3)	(7.7)	(3.2)	(4.0)	(5.9)
Exchange gain (loss), net	(0.4)	(0.1)	0.1	0.1	0.1

Income (loss) before income taxes and minority interest	(103.6)	(51.2)	1.2	4.7	(38.6)
Income tax expense	(1.6)	(2.1)	(0.5)	(1.2)	(1.8)

Income (loss) before minority interest	(105.2)	(53.3)	0.7	3.5	(40.4)
Minority interest in loss of CSP	12.4	1.7	—	—	—

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

Net income (loss) prior to cumulative effect adjustment	(92.8)	(51.6)	0.7	3.5	(40.4)
Cumulative effect adjustment for change in accounting principle	—	(1.2)	—	—	—

Net income (loss)	(92.8)%	(52.8)%	0.7%	3.5%	(40.4)%

       The following table sets forth a breakdown of revenue by market sector for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

Communications	36%	46%	51%	54%	40%
Computer	46	33	30	27	31
Consumer	14	17	15	16	23
Others	4	4	4	3	6

Total	100%	100%	100%	100%	100%

       The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

Americas	71%	64%	68%	68%	71%
Europe	8	13	9	9	10
Asia-Pacific	11	18	20	20	16
Japan	10	5	3	3	3

Total	100%	100%	100%	100%	100%

       The following table sets forth a breakdown of revenue by technology (um) for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

0.13 and below	—%	9%	19%	17%	30%
Up to 0.18	26	15	16	18	15
Up to 0.25	23	21	19	20	12
Up to 0.35	28	30	29	28	26
Above 0.35	23	25	17	17	13
Others	—	—	—	—	4

Total	100%	100%	100%	100%	100%

Six Months Ended June 30, 2004 and June 30, 2005
Net Revenue
       We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services, and pre-fabrication services, such as masks generation and engineering services. Net revenue decreased 22.5% from $484.2 million for the six months ended June 30, 2004 to $375.4 million for the six months ended June 30, 2005. Our stronger revenue in the six months ended June 30, 2004 came during a global recovery in the semiconductor industry, which continued through the first half of 2004. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. Our net revenue for the six months ended June 30, 2005 was lower across all geographical regions compared to the corresponding period in 2004, although shipments increased 15.9% sequentially from the first quarter of 2005 to the second quarter of 2005.
       Our customers continued to make increased use of our advanced technologies, and our 0.13um and below revenue increased by 38% between the six months ended June 30, 2004 and the six months ended June 30, 2005. Revenues from these more advanced technologies represented 17% of our total revenue for the six months ended June 30, 2004 as compared to 30% of our total revenue for the six months ended June 30, 2005. There was a decrease in our 0.13um and below revenues in the second quarter of 2005 as compared to the first quarter of 2005 due to a specific product from a customer in the consumer sector reaching its end-of-life cycle. Fab 7 started commercial shipment in June 2005, instead of July as we had anticipated earlier. Shipments decreased 20.4% from 476,800 wafers (eight-inch equivalent) for the six months ended June 30, 2004 to 379,500 wafers (eight-inch equivalent) for the six months ended June 30, 2005. ASP decreased by 6.3% from $1,016 per wafer (eight-inch equivalent) to $951 per wafer (eight-inch equivalent) over the same period, primarily due to pricing pressures and customer mix.
       For the six months ended June 30, 2004, the communications sector, which represented 54% of our total revenue, was our highest revenue contributor, followed by the computer sector at 27% of our total revenue. Primarily due to a significant decrease in demand from the mobile phone handsets market, communications sector revenue decreased by 43% when comparing the six months ended June 30, 2004 and the six months ended June 30, 2005. Concurrently, computer sector revenue decreased by 11% over the same period mainly due to a decrease in demand from the optical storage devices market caused by excess inventory in this market, partially offset by an increase in demand from the PC peripherals market. Revenues from the consumer sector, which represented 16% of our total revenue for the six months ended June 30, 2004, increased by 11% to account for 23% of our total revenue for the six months ended June 30, 2005. This increase is primarily due to a significant increase in demand from the MP3/CD/MD audio player/recorders and the video game devices markets, partially offset by a decrease in demand from the DVD player/recorders market. As a result, communications, computer and consumer sector revenue represented 40%, 31% and 23%, respectively, of our total revenue for the six months ended June 30, 2005.
Cost of Revenue and Gross Profit (Loss)
       Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, masks generation costs, subcontracted expenses for assembly and test services, as well as amortization of certain technology licenses. Cost of revenue increased by 1.3% from $379.7 million for the six months ended June 30, 2004 to $384.7 million for the six months ended June 30, 2005 despite a 20.4% decrease in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 50.9% and 51.3% of the cost of revenue for the six months ended June 30, 2004 and June 30, 2005, respectively.

       The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. Cost per wafer shipped increased by 22.9% from $796 (eight-inch equivalent) for the six months ended June 30, 2004 to $979 (eight-inch equivalent) for the six months ended June 30, 2005 due to lower volumes. For the six months ended June 30, 2004, we sold some of our inventories that we had previously written down for amounts at or near the net realizable value we had estimated, resulting in no significant additional impact to our gross margins. For the six months ended June 30, 2005, we sold some of our inventories that we had previously written down at amounts that resulted in gross margin of $1.1 million. For the six months ended June 30, 2004, we recorded a gross profit of 21.6% of net revenue. Primarily due to lower revenue, we recorded a gross loss of 2.5% of net revenue for the six months ended June 30, 2005.
Research and Development Expenses
       Research and development, or R&D, expenses consist primarily of our share of expenses related to the Chartered-IBM joint development, salaries and benefits for R&D personnel and depreciation of R&D equipment. R&D expenses decreased by 11.5%, from $62.1 million for the six months ended June 30, 2004 to $55.0 million for the six months ended June 30, 2005 primarily due to a reduction in R&D activities related to 0.13um technologies.
Fab Start-up Costs
       Fab start-up costs, all related to Fab 7, increased by 93.9% from $11.7 million for the six months ended June 30, 2004 to $22.7 million for the six months ended June 30, 2005. The ramp up activity level has increased in support of the commercial production which started during the second quarter of 2005.
Sales and Marketing Expenses
       Sales and marketing expenses, which consist primarily of expenses associated with overseas offices, payroll related costs for sales and marketing personnel, costs related to customer prototyping activities and EDA-related expenses, increased by 9.1% from $18.9 million for the six months ended June 30, 2004 to $20.6 million for the six months ended June 30, 2005. The increase was primarily due to higher financial support for customer prototyping activities.
General and Administrative Expenses
       General and administrative, or G&A, expenses consist primarily of salaries and benefits for administrative personnel, consultancy, legal and professional fees and depreciation of non-production equipment. G&A expenses increased by 19.0% from $16.7 million for the six months ended June 30, 2004 to $19.9 million for the six months ended June 30, 2005. This was primarily due to a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement for the six months ended June 30, 2004.
Other Operating Expenses
       Other operating expenses of $5.5 million for the six months ended June 30, 2004 relate to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system and Fab 1 restructuring charges of $3.8 million. Other operating expenses of $3.9 million for the six months ended June 30, 2005 relate to a fixed asset impairment charge on assets held for sale. Fab 1 ceased operations at the end of March 2004.

Equity in Income (Loss) of SMP
       Equity in income (loss) of SMP was an income of $21.9 million for the six months ended June 30, 2004 compared to a loss of $8.3 million for the six months ended June 30, 2005, primarily due to significantly lower revenues. As with the results of our individual majority-owned fabs, the equity in income or loss of SMP can have a material effect on our results of operations. For the six months ended June 30, 2004, the equity in income of SMP was $21.9 million compared to our net income of $17.2 million. The equity in loss of SMP was $8.3 million for the six months ended June 30, 2005 compared to our net loss of $151.6 million.
       We have provided, for the six months ended June 30, 2004 and 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
       The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Six Months Ended
	June 30,

	2004	2005

	(in millions)
Net revenue (U.S. GAAP)	$484.2	$375.4
Chartered’s share of SMP revenue	$107.6	$40.6
Net revenue including Chartered’s share of SMP	$591.8	$416.0
       Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Six Months Ended

	June 30, 2004		June 30, 2005

	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP

Shipments (in thousands)*	476.8	547.6	379.5	410.7
ASP per wafer*	$1,016	$1,081	$951	$978

Note:

*	Eight-inch equivalent wafers.
Other Income
       Other income decreased by 77.9% from $24.7 million for the six months ended June 30, 2004 to $5.5 million for the six months ended June 30, 2005. The higher income for the six months ended June 30, 2004 was primarily due to the recognition of income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement and the recognition of a gain of $2.8 million related to an intellectual property licensing agreement. Excluding these gains, other income remained essentially flat between the six months ended June 30, 2004 and the six months ended June 30, 2005.
Interest Expense, Net
       Net interest expense decreased by 19.7% from $13.7 million for the six months ended June 30, 2004 to $11.0 million for the six months ended June 30, 2005, primarily due to higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6 and, to a lesser extent, an increase in interest income, partially offset by higher interest expense resulting from higher average outstanding loan balances and higher interest rates.
Income Tax Expense
       We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes increased from $5.6 million for the six months ended June 30, 2004 to $6.6 million for the six months ended June 30, 2005, primarily due to higher taxable interest income.
Years Ended December 31, 2003 and December 31, 2004
Net Revenue
       The semiconductor industry recovery began to accelerate in the second half of 2003 and continued into the first half of 2004. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets and we experienced a sequential revenue decline of 25.9% in the fourth quarter of 2004. The demand weakness was concentrated in our 0.18um and 0.25um capacity and attributed to five of our larger customers, even though our engagements with these customers are in diverse end markets. Despite a weaker fourth quarter in 2004, we registered year-over-year revenue growth of 68.9% in 2004. Net revenue was $932.1 million in 2004, up 68.9% compared to $551.9 million in 2003. This increase was primarily the result of higher demand. Shipments in 2004 were 921,000 wafers (eight-inch equivalent), an increase of 52.0% compared to 606,000 wafers (eight-inch equivalent) in 2003, due to higher demand. ASP increased by 11.1% to $1,012 per wafer (eight-inch equivalent) from $911 per wafer (eight-inch equivalent) over the same period, primarily due to richer product and customer mix.
       In 2003, the communications sector, which represented 46% of our total revenue, was our highest revenue contributor, followed by the computer sector at 33% of our total revenue. Primarily due to a significant increase in demand from mobile phone handset and local area network, or LAN, switches/routers customers, communications sector revenue increased by 88% between 2003 and 2004. Concurrently, computer sector revenue increased by 50% over the same period mainly due to significant increases in revenue of the optical storage and personal computer, or PC, peripherals markets, arising primarily from a significant increase in shipments to these markets. As a result, communications and computer sector revenue represented 51% and 30%, respectively, of our total revenue in 2004.
       Net revenue by geographical region increased by 79%, 77%, 34% and 18% in the Americas, Asia Pacific, Japan and Europe regions, respectively, in 2004 as compared to 2003. This was primarily driven by increased shipments to all geographical regions in 2004. The Americas continued to be our largest contributor to revenue, representing 68% of our total revenue in 2004, an increase from 64% of our total revenue in 2003.

       Fab 1 ceased operations at the end of March 2004, having successfully transitioned a significant portion of ongoing business to Fab 2. Our first quarter 2004 revenue benefited approximately $10 million from end-of-life and safety stock purchases by Fab 1 customers.
Cost of Revenue and Gross Profit (Loss)
       Cost of revenue increased by 18.7% from $648.3 million in 2003 to $769.3 million in 2004 despite a 52.0% increase in volumes. Depreciation continued to be a significant portion of our cost of revenue, comprising of 58.6% and 50.8% of the cost of revenue in 2003 and 2004, respectively.
       The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced. Cost per wafer shipped decreased by 22.0% from $1,070 in 2003 to $835 in 2004 due to higher volumes and to a lesser extent, cost savings and avoidance from our cost reduction programs. In 2003, as a percentage of net revenue, we recorded a gross loss of 17.5% of net revenue. Primarily due to significantly higher revenue, we recorded a gross profit of 17.5% of net revenue in 2004.
Research and Development Expenses
       R&D expenses decreased by 4.7%, from $124.1 million in 2003 to $118.3 million in 2004, primarily due to lower R&D expenditures related to 0.13um process.
Fab Start-up Costs
       Fab start-up costs, all related to Fab 7, increased by 260.1% from $9.2 million in 2003 to $33.2 million in 2004, as the activity level increased in support of our plan to begin commercial production by mid-2005. We began equipment move-in at Fab 7, our first 300-mm fab, at the end of March 2004. Fab 7 achieved functional 0.13um 300-mm wafers within five months of equipment move-in, and launched engineering 300-mm wafers for both our 0.11um process and the Chartered-IBM 90nm platform in 2004.
Sales and Marketing Expenses
       Sales and marketing expenses decreased by 2.6% from $38.7 million in 2003 to $37.8 million in 2004. The decrease was primarily due to lower financial support for customer prototyping activities.
General and Administrative Expenses
       G&A expenses decreased by 12.8% from $40.8 million in 2003 to $35.6 million in 2004. This is primarily due to a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement, a gain of $1.1 million associated with the resolution of a supplier advance that was previously considered doubtful of recovery and a decrease in payroll related expenses, partially offset by an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system in 2004.
Other Operating Expenses (Income), Net
       Other operating income, net, of $10.7 million in 2004 primarily related to a gain of $10.4 million resulting from an equipment disposition with CSMC and resolution of a goods and services tax matter of $4.9 million, partially offset by Fab 1 restructuring charges of $4.6 million. Fab 1 ceased operations at the end of March 2004, as planned. A summary of estimated and actual restructuring and related costs incurred arising from the shutdown of Fab 1 is disclosed in Note 20 of the consolidated financial statements.

       Other operating income, net, of $11.0 million in 2003 related to the following items:

•	A gain of $27.5 million associated with the cancellation of our employee bonus award plan.

•	A gain of $4.9 million resulting from equipment disposition.
       Partially offset by:

•	A restructuring charge of $12.4 million relating to the phase out of Fab 1.

•	An impairment charge of $9.0 million on certain machinery and equipment that were classified as held for sale on December 31, 2003, as part of our fab capacity rationalization.
       Further details are disclosed in Note 20 of the consolidated financial statements.
Equity in Income (Loss) of SMP
       Equity in income of SMP was $23.2 million in 2003 compared to an income of $27.6 million in 2004, primarily due to lower depreciation charge and no interest cost in the second half of 2004 as a result of early repayment of bank loans by SMP. As with the results of our majority-owned fabs, the equity in income or loss of SMP can have a material effect on our consolidated statements of operations. In 2003, the equity in income of SMP was $23.2 million compared to our net loss of $291.2 million. The equity in income of SMP was $27.6 million in 2004 compared to our net income of $6.6 million.
       We have provided, for the two fiscal years ended December 31, 2004, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	2003	2004

	(in millions)
Net revenue (U.S. GAAP)	$551.9	$932.1
Chartered’s share of SMP revenue	$175.8	$170.8
Net revenue including Chartered’s share of SMP	$727.7	$1,102.9

       Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	2003		2004

	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP

Shipments (in thousands)*	606.0	722.2	921.0	1,035.5
ASP per wafer*	$911	$1,088	$1,012	$1,065

Note:

*	Eight-inch equivalent wafers.
Other Income
       Other income increased by 125.6% from $23.2 million in 2003 to $52.3 million in 2004, primarily due to the recognition of a gain of $14.3 million from the sale of technology to CSMC as well as from higher grant income, in particular from the recognition of income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.
Interest Expense, Net
       Net interest expense decreased by 38.2% from $30.1 million in 2003 to $18.6 million in 2004, primarily due to higher interest capitalization associated with the capital expenditures related to Fab 7 and Fab 6.
Income Tax Expense
       In 2003 and 2004, we paid tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes decreased from $11.7 million in 2003 to $4.8 million in 2004. The decrease was primarily due to reversal of $9.8 million of accrued taxes resulting from the resolution of certain matters related to the closure of Fab 1 (please see “— Special Tax Status” below for further discussion), partially offset by a $3.6 million tax on income on the sale of technology to CSMC.
Minority Interest in CSP
       None of the losses in CSP were allocated to the minority interest in 2004, compared to $9.5 million in 2003. Due to cumulative losses, the minority interest equity was reduced to zero in the first quarter of 2003. Therefore, none of CSP’s losses from that point forward have been charged to the minority interest in our consolidated statements of operations. The result of this on our consolidated statements of operations was an additional loss of $74.3 million and $55.8 million for 2003 and 2004, respectively.
Years Ended December 31, 2002 and December 31, 2003
Net Revenue
       Net revenue was $551.9 million in 2003, up 22.9% compared to $449.2 million in 2002. This increase was primarily the result of higher demand, partially offset by a decline in ASP. Shipments in 2003 were 606,000 wafers (eight-inch equivalent), an increase of 45.3% compared to 417,000 wafers (eight-inch equivalent) in 2002, due to higher demand. ASP decreased by 15.4% to $911 per wafer (eight-inch equivalent) from $1,077 per wafer (eight-inch equivalent) over the same period, primarily due to customer mix and pricing pressure, partially offset by substantially higher shipments of advanced technology products in 2003.
       In 2002, the computer sector, which represented 46% of our total revenue, was our highest revenue contributor, followed by the communications sector at 36% of our total revenue. Primarily due to a significant increase in shipments to the mobile phone handset and LAN switches/routers markets, which use more advanced technology in their fabrication coupled with higher ASP in these products, communications sector revenue increased by 56% between 2002 and 2003. Concurrently, computer sector revenue declined by 12% over the same period mainly due to product and customer mix. As a result of this shift, communications and computer sectors revenue represented 46% and 33%, respectively, of our total revenue in 2003.
       As a result of customer mix changes, net revenue by geographical region increased by 104%, 87% and 12% in the Asia Pacific, Europe and the Americas regions, respectively, in 2003 as compared to 2002. The Japan region recorded a decline of 44% over the same period. The Americas continued to be our largest contributor to revenue, representing 64% of our total revenue in 2003, down from 71% of our total revenue in 2002.
Cost of Revenue and Gross Loss
       Cost of revenue increased by 3.1% from $628.7 million in 2002 to $648.3 million in 2003 despite a 45.3% increase in volumes. Cost per wafer shipped decreased by 29.0% from $1,508 in 2002 to $1,070 in 2003 due to higher volumes, lower depreciation, and cost savings and avoidance from our cost reduction programs. Gross loss as a percentage of net revenue improved across the same period, from 40.0% to 17.5%, as higher volumes and reduced cost per wafer more than offset the unfavorable impact of a lower ASP.
Research and Development Expenses
       R&D expenses increased by $28.8 million, or 30.2%, from $95.3 million in 2002 to $124.1 million in 2003, due to increased investments to accelerate our technology.
       Beginning in the first quarter of 2003, R&D expenses include our share of expenses related to the IBM joint-development agreement for 90nm technologies, announced in November 2002. This additional expense in 2003 was partially offset by lower expenses for development wafers as our 0.13um process was completed and released to production during the year.
Sales and Marketing Expenses
       Sales and marketing expenses decreased by 5.9% from $41.2 million in 2002 to $38.7 million in 2003. The decrease was primarily due to lower costs related to prototyping activities.
General and Administrative Expenses
       G&A expenses decreased by 5.4% from $43.1 million in 2002 to $40.8 million in 2003, primarily due to a decrease in payroll related expenses.
Other Operating Expenses (Income), Net
       Other operating expenses (income), net, were a net gain of $11.0 million in 2003 and related to the following items:

•	A gain of $27.5 million associated with the cancellation of our employee bonus award plan.

•	A gain of $4.9 million resulting from equipment disposition.

       Partially offset by:

•	A restructuring charge of $12.4 million relating to the phase out of Fab 1.

•	An impairment charge of $9.0 million on certain machinery and equipment that have been classified as held for sale on December 31, 2003, as part of our fab capacity rationalization.
       In 2002, we recorded a charge of $5.2 million associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge of $4.8 million. The restructuring charge relating to workforce re-sizing reflects the costs of the compensation package paid to the affected employees. Further details are disclosed in Note 20 of the consolidated financial statements included elsewhere in this document.
Equity in Income (Loss) of SMP
       Equity in loss of SMP was $84.8 million in 2002 compared to an income of $23.2 million in 2003, primarily due to significantly higher revenue from Chartered’s portion of SMP.
Interest Expense, Net
       Net interest expense increased by 20.1% from $25.0 million in 2002 to $30.1 million in 2003. The increase was primarily due to lower interest income as a result of lower interest rates on fixed deposit balances in 2003.
Income Tax Expense
       In 2002 and 2003, we paid tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. We were granted post-pioneer status for Fab 1 which allowed us to pay a concessionary tax rate of 10% effective January 1, 2001, with respect to certain qualifying income earned by Fab 1. Income taxes increased from $7.0 million in 2002 to $11.7 million in 2003. The increase was primarily due to higher taxes payable on Fab 1’s taxable income. In 2002, tax expense for Fab 1 was accrued based on the concessionary post-pioneer rate of 10.0%. In 2003, this tax expense was accrued based on the full corporate tax rate of 22.0% because we did not expect to be able to fulfill the conditions required to maintain our post-pioneer status as a result of the restructuring of Fab 1.
       Please see “— Special Tax Status” for an update of the status.
Minority Interest in CSP
       Minority interest in loss of CSP decreased from $55.6 million in 2002 to $9.5 million in 2003. Due to cumulative losses, the minority interest equity was reduced to zero in the first quarter of 2003. Therefore, none of CSP’s losses from that point forward have been charged to the minority interest in our consolidated statements of operations. The result of this on our consolidated statements of operations was an additional loss of $74.3 million for 2003.
Quarterly Results
       The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2004. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our consolidated statements of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future period. See “Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.”

	Quarter Ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003	2003	2003	2003	2004	2004	2004	2004

	(in millions $) (unaudited)
Consolidated Statements of Operations Data:
Net revenue	103.8	127.6	137.7	182.8	228.4	255.8	257.3	190.6
Cost of revenue	157.3	160.0	159.4	171.7	183.8	195.8	199.8	189.9

Gross profit (loss)	(53.5)	(32.4)	(21.7)	11.1	44.6	60.0	57.5	0.7

Operating expenses:
Research and development	32.5	30.6	30.3	30.7	29.9	32.3	27.7	28.5
Fab start-up costs	2.1	2.2	2.5	2.3	3.6	8.1	11.6	9.9
Sales and marketing	10.0	10.2	8.3	10.2	8.7	10.2	9.9	8.9
General and administrative	10.0	9.3	10.8	10.7	6.3	12.1	9.1	8.0
Other operating expenses (income), net	(24.8)	(1.1)	3.3	11.6	3.1	0.7	(4.5)	(10.0)

Total operating expenses	29.8	51.2	55.2	65.5	51.6	63.4	53.8	45.3

Operating income (loss)	(83.3)	(83.6)	(76.9)	(54.4)	(7.0)	(3.4)	3.7	(44.6)
Other income (expense):
Equity in income (loss) of SMP	1.9	(2.2)	8.8	14.7	11.4	10.4	16.1	(10.4)
Other income	4.7	8.6	4.6	5.2	7.7	17.0	2.8	24.8
Interest income	3.7	3.3	2.7	2.4	2.5	3.0	2.6	3.4
Interest expense	(9.7)	(10.4)	(11.7)	(10.3)	(10.2)	(9.0)	(6.2)	(4.6)
Foreign exchange gain (loss), net	0.2	(0.5)	0.4	(0.9)	0.0	0.3	(0.3)	1.3

Income (loss) before income taxes and minority interest	(82.5)	(84.8)	(72.1)	(43.3)	4.4	18.3	18.7	(30.1)
Income tax benefit (expense)	(2.8)	(5.2)	(3.8)	0.1	(2.5)	(3.0)	(2.5)	3.3

Income (loss) before minority interest	(85.3)	(90.0)	(75.9)	(43.2)	1.9	15.3	16.2	(26.8)
Minority interest in loss of CSP	9.5	—	—	—	—	—	—	—

Net income (loss) prior to cumulative effect adjustment	(75.8)	(90.0)	(75.9)	(43.2)	1.9	15.3	16.2	(26.8)
Cumulative effect adjustment in accounting principle	(6.4)	—	—	—	—	—	—	—

Net income (loss)	(82.2)	(90.0)	(75.9)	(43.2)	1.9	15.3	16.2	(26.8)

	Quarter Ended
	(As a Percentage of Net Revenue)

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003	2003	2003	2003	2004	2004	2004	2004

	(unaudited)
Consolidated Statements of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	151.5	125.4	115.8	93.9	80.5	76.6	77.6	99.6

Gross profit (loss)	(51.5)	(25.4)	(15.8)	6.1	19.5	23.4	22.4	0.4

Operating expenses:
Research and development	31.3	24.0	22.0	16.8	13.1	12.6	10.8	14.9
Fab start-up costs	2.1	1.7	1.8	1.3	1.6	3.2	4.5	5.2
Sales and marketing	9.6	8.0	6.0	5.6	3.8	3.9	3.8	4.7
General and administrative	9.6	7.3	7.9	5.9	2.7	4.8	3.5	4.2
Other operating expenses (income), net	(23.9)	(0.8)	2.4	6.3	1.4	0.3	(1.7)	(5.2)

Total operating expenses	28.7%	40.2%	40.1%	35.9%	22.6%	24.8%	20.9%	23.8%

	Quarter Ended
	(As a Percentage of Net Revenue)

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003	2003	2003	2003	2004	2004	2004	2004

Operating income (loss)	(80.2)%	(65.6)%	(55.9)%	(29.8)%	(3.1)%	(1.4)%	1.5%	(23.4)%
Other income (expense):
Equity in income (loss) of SMP	1.9	(1.7)	6.4	8.0	5.0	4.1	6.2	(5.5)
Other income	4.6	6.8	3.4	2.8	3.4	6.7	1.1	13.0
Interest income	3.6	2.6	2.0	1.3	1.1	1.2	1.0	1.8
Interest expense	(9.4)	(8.2)	(8.5)	(5.7)	(4.5)	(3.5)	(2.4)	(2.4)
Foreign exchange gain (loss), net	0.2	(0.4)	0.3	(0.5)	(0.0)	0.1	(0.1)	0.7

Income (loss) before income taxes and minority interest	(79.3)	(66.5)	(52.3)	(23.9)	1.9	7.2	7.3	(15.8)
Income tax benefit (expense)	(2.7)	(4.0)	(2.8)	0.1	(1.1)	(1.2)	(1.0)	1.7

Income (loss) before minority interest	(82.0)	(70.5)	(55.1)	(23.8)	0.8	6.0	6.3	(14.1)
Minority interest in loss of CSP	9.1	—	—	—	—	—	—	—

Net income (loss) prior to cumulative effect adjustment	(72.9)	(70.5)	(55.1)	(23.8)	0.8	6.0	6.3	(14.1)
Cumulative effect adjustment in accounting principle	(6.2)	—	—	—	—	—	—	—

Net income (loss)	(79.1)%	(70.5)%	(55.1)%	(23.8)%	0.8%	6.0%	6.3%	(14.1)%

Net Revenue
       The semiconductor industry recovery began to accelerate in the second half of 2003 and continued into the first half of 2004. We recorded sequential quarterly increases in shipments from the first quarter of 2003 to the third quarter of 2004, which was driven primarily by customers in our communications sector. Correspondingly, our net revenue also increased quarterly from the first quarter of 2003 to the second quarter of 2004.
       However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets. This resulted in a sequentially flat third quarter followed by a sequential decline of 25.9% in net revenue in the fourth quarter of 2004. The weakness was concentrated in our 0.18um and 0.25um capacity, which is mainly in Fab 3, primarily due to customer concentration in these technologies. We were unable to diversify the customer base during preceding quarters of high demand, since a significant amount of our 0.18um and 0.25um capacity was utilized by our top customers.
Gross Margin
       The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced. Gross margin improved in each of the quarters from the first quarter of 2003 to the second quarter of 2004, primarily due to sequential increases in quarterly net revenue.
       In the third quarter of 2004, gross margin was down 4.1% sequentially from $60.0 million, or 23.4% of revenue in the second quarter of 2004, primarily due to increased costs associated with Fab 6 capacity ramp and lower utilization in Fab 6. Gross margin declined further by 98.7% sequentially in the fourth quarter of 2004 primarily due to lower revenue as overall market demand fell, partially offset by sale amounting to $1.6 million of certain inventories for which we had previously written down to an estimated net realizable value of zero in the third quarter of 2004. Such sale improved the gross margin by approximately $1.6 million in the fourth quarter of 2004. Compared to the fourth quarter of 2003, gross margin decreased by 93.2% in the fourth quarter of 2004 despite slightly higher net revenue primarily due to higher cost of revenue. In the fourth quarter of 2004, there was lower work-in-progress production compared to the fourth quarter of 2003, due to lower demand in the following quarter. This resulted in a higher unit cost of wafers shipped and a higher unit cost of wafers in inventory in the fourth quarter of 2004.
Research and Development Expenses
       R&D expenses consist primarily of our share of expenses related to the IBM joint development agreement for 90nm and 65nm technologies (beginning in first quarter of 2003), salaries and benefits for research and development personnel, depreciation of R&D equipment and expenses for development wafers. R&D expenses decreased sequentially in the second quarter of 2003 primarily due to lower engineering wafer lots related to 0.13um process and remained at approximately similar levels through the quarters thereafter and up to the first quarter of 2004. The increase in the second quarter of 2004 was primarily due to an increase in EDA development costs. R&D expenses decreased sequentially in the third quarter of 2004 primarily due to lower R&D expenditures related to the development of 0.13um derivative process and remained at an approximately similar level in the fourth quarter of 2004.
Fab Start-up Costs
       Fab start-up costs, all related to Fab 7, remained at approximately similar levels through the quarters in 2003. The start-up costs started to increase from the first quarter of 2004, as we began equipment move-in at Fab 7, our first 300-mm fab, in the first quarter of 2004. Fab 7 achieved functional 0.13um 300-mm wafers within five months of equipment move-in and launched engineering 300-mm wafers for both our 0.11um process and the Chartered-IBM 90nm platform. Fab 7 moved into pilot production at the end of 2004.

Other Operating Expenses (Income), Net
       In the first quarter of 2003, we recorded a net gain of $24.8 million, related to a gain of $27.5 million associated with the cancellation of our employee bonus award plan partly offset by a restructuring charge of $2.7 million associated with the phase out of Fab 1. We recorded a total of $9.7 million in restructuring charges in the remaining quarters of 2003. In the second quarter of 2003, we recorded a $4.9 million gain resulting from equipment disposition. In the fourth quarter of 2003, we recorded an impairment charge of $9.0 million on certain machinery and equipment that have been classified as held for sale on December 31, 2003, as part of our fab capacity rationalization.
       In 2004, we recorded a total of $4.6 million in restructuring charges related to Fab 1, mainly incurred in the first quarter of 2004. In the third quarter of 2004, we recorded an income of $4.9 million related to resolution of a goods and services tax matter. In the fourth quarter of 2004, we also recorded a gain of $10.4 million resulting from an equipment disposition with CSMC.
Equity in Income (Loss) of SMP
       As with the results of our majority-owned fabs, the equity in income or loss of SMP can have a material effect on our quarterly consolidated statements of operations. We recognized equity in income of SMP in each of the quarters for the period from the third quarter of 2003 to the third quarter of 2004, primarily due to growing SMP revenue over that period. However, primarily due to significantly lower demand, in the fourth quarter of 2004 we recorded equity in loss of SMP of $10.4 million compared to the net loss of $26.8 million. The equity in income or loss of SMP for the eight fiscal quarters ended December 31, 2004 were significant when compared to the net income or net loss of the respective fiscal quarters during that period.
       We have provided, for the eight fiscal quarters ended December 31, 2004, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003	2003	2003	2003	2004	2004	2004	2004

	(in millions) (unaudited)
Net revenue (U.S. GAAP)	$103.8	$127.6	$137.7	$182.8	$228.4	$255.8	$257.3	$190.6
Chartered’s share of SMP revenue	$38.2	$35.5	$47.6	$54.4	$55.3	$52.3	$49.2	$14.1
Net revenue including Chartered’s share of SMP	$142.0	$163.1	$185.3	$237.2	$283.7	$308.1	$306.5	$204.7

       Additionally, the following tables provide information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

Quarter Ended

	Mar 31, 2003		Jun 30, 2003		Sep 30, 2003		Dec 31, 2003

	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of	Share of	Share of	Share of	Share of	Share of	Share of	Share of
	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP

Shipments (in thousands)*	111.6	135.4	140.1	166.8	153.7	185.0	200.6	235.0
ASP per wafer*	$931	$1,049	$911	$978	$896	$1,002	$911	$1,010

Note:

*	Eight-inch equivalent wafers.

Quarter Ended

	Mar 31, 2004		Jun 30, 2004		Sep 30, 2004		Dec 31, 2004

	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of	Share of	Share of	Share of	Share of	Share of	Share of	Share of
	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP

Shipments (in thousands)*	232.8	268.4	244.0	279.2	252.4	287.1	191.8	200.8
ASP per wafer*	$981	$1,057	$1,048	$1,103	$1,019	$1,068	$994	$1,019

Note:

*	Eight-inch equivalent wafers.
Other Income
       In each of the eight fiscal quarters ended December 31, 2004, we recognized research and development and training grant income and rental income. We also recognized a gain of $5.9 million and $2.8 million associated with intellectual property licensing in the second quarter of 2003 and the first quarter of 2004, respectively. In the second quarter of 2004, we recognized higher grant income, in particular from the recognition of an income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement. Other income in the fourth quarter of 2004 included a gain of $14.3 million related to the sale of technology to CSMC and training grant income of $8.4 million.
Interest Expense
       Interest expense remained at approximately similar levels through the quarters in 2003 and to the second quarter of 2004. Interest expense declined sequentially by 30.6% in the third quarter of 2004 and decreased further by 25.6% in the fourth quarter of 2004. These decreases are primarily due to higher interest capitalization associated with the capital expenditures related to Fab 7 and Fab 6.
Minority Interest in CSP
       Due to cumulative losses, the minority interest equity was reduced to zero in the first quarter of 2003. Therefore, none of CSP’s losses from that point forward have been charged to the minority interest in our consolidated statements of operations. In 2003, the result of this on our consolidated statements of operations was additional losses of $10.7 million, $22.4 million, $23.8 million and $17.4 million for the first, second, third and fourth quarter of 2003, respectively. In 2004, the result of this on our consolidated statements of operations was additional losses of $12.6 million, $8.4 million, $15.8 million and $19.0 million for the first, second, third and fourth quarter of 2004, respectively.

First Quarter and Second Quarter of 2005
Net Revenue
       Net revenue increased by 7.0% from $181.4 million in the first quarter of 2005 to $194.0 million in the second quarter of 2005. Shipments increased 15.9% from 175,800 wafers (eight-inch equivalent) in the first quarter of 2005 to 203,800 wafers (eight-inch equivalent) in the second quarter of 2005. ASP decreased by 8.3% from $996 per wafer (eight-inch equivalent) to $913 per wafer (eight-inch equivalent) over the same period, primarily due to product mix and, to a lesser extent, pricing pressure at the mature technology nodes. The ASP decline included the impact from lower 0.13um revenue in the second quarter of 2005 due to a specific product from a customer in the consumer sector reaching its end-of-life cycle.
       0.13um and below revenue represented 33% of our total revenue in the first quarter of 2005 as compared to 26% of our total revenue in the second quarter of 2005. 0.13um and below revenue decreased by 15.5% as compared to the first quarter of 2005, due to a specific product from a customer in the consumer sector reaching its end-of-life cycle. Fab 7 started commercial shipment in June 2005, instead of July as we had anticipated earlier.
       In the first quarter of 2005, the communications sector, which represented 37% of our total revenue, was our highest revenue contributor, followed by the computer sector at 29% of our total revenue. Primarily due to an increase in demand from the mobile phone handsets market, communications sector revenue increased by 24% between the first quarter of 2005 and the second quarter of 2005. Concurrently, computer sector revenue also increased, but to a lesser extent, by 18% between the first quarter of 2005 and the second quarter of 2005. This was primarily due to an increase in demand from the PC peripherals market. Revenues from the consumer sector, which represented 28% of our total revenue in the first quarter of 2005, decreased by 31% in the second quarter of 2005. This decrease was primarily due to a decrease in demand from the MP3/ CD/ MD audio player/recorders and the video game devices markets. As a result, communications, computer and consumer sector revenue represented 43%, 32% and 18%, respectively, of our total revenue in the second quarter of 2005.
Cost of Revenue and Gross Profit (Loss)
       Cost of revenue increased by only 1.3%, from $191.1 million in the first quarter of 2005 to $193.6 million in the second quarter of 2005, despite a 15.9% increase in shipments as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising slightly more than half of our cost of revenue in the first quarter and the second quarter of 2005.
       The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. Cost per wafer shipped decreased by 13.5% from $1,055 (eight-inch equivalent) in the first quarter of 2005 to $913 (eight-inch equivalent) in the second quarter of 2005, due to higher volumes. We recorded a gross loss of 5.4% of net revenue in the first quarter 2005. Primarily due to higher revenue, we recorded a gross profit of 0.2% of net revenue for the second quarter of 2005.
Research and Development Expenses
       R&D expenses remained essentially flat between first quarter 2005 and second quarter 2005. R&D expenses were $27.3 million in the first quarter of 2005 and were $27.7 million in the second quarter of 2005.

Fab Start-up Costs
       Pre-production fab start-up costs, all related to Fab 7, decreased by 46.9% from $14.8 million in the first quarter 2005 to $7.9 million in the second quarter 2005. Although ramp up activity level increased during the quarter, fab start-up costs decreased sequentially as Fab 7 started commercial production during the second quarter of 2005.
Sales and Marketing Expenses
       Sales and marketing expenses decreased by 3.8% from $10.5 million in the first quarter of 2005 to $10.1 million in the second quarter of 2005, due to lower financial support for customer prototyping activities.
General and Administrative Expenses
       G&A expenses increased by 14.1% from $9.3 million in the first quarter of 2005 to $10.6 million in the second quarter of 2005, primarily due to the effect of employee leave clearance in the first quarter of 2005.
Other Operating Expenses
       Other operating expenses were zero in the first quarter of 2005. Other operating expenses were $3.9 million in the second quarter of 2005, related to a fixed asset impairment charge on assets held for sale.
Equity in Income (Loss) of SMP
       Equity in income (loss) of SMP was a loss of $9.0 million in the first quarter of 2005. Primarily due to higher revenues, equity in income (loss) of SMP was an income of $0.8 million in the second quarter of 2005.
       As with the results of our individual majority-owned fabs, the equity in income or loss of SMP can have a material effect on our results of operations. For the three months ended March 31, 2005, the equity in income (loss) of SMP was a loss of $9 million compared to our net loss of $84.5 million. The equity in income (loss) of SMP was an income of $0.8 million for the three months ended June 30, 2005, compared to our net loss of $67.1 million.
       We have provided, for the three months ended March 31, 2005 and June 30, 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue including Chartered’s share of SMP presented in the following table are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company and is not consolidated under U.S. GAAP. We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three Months Ended

	March 31, 2005	June 30, 2005

	(in millions)
Net revenue (U.S. GAAP)	$181.4	$194.0
Chartered’s share of SMP revenue	$14.7	$25.9
Net revenue including Chartered’s share of SMP	$196.1	$219.9
       Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three Months Ended

	March 31, 2005		June 30, 2005

	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP

Shipments (in thousands)*	175.8	186.2	203.8	224.5
ASP per wafer*	$996	$1,019	$913	$944

Note:

*	Eight-inch equivalent wafers.
Interest Expense, Net
       Net interest expense increased by 254.5% from $2.4 million in the first quarter of 2005 to $8.6 million in the second quarter of 2005. This was primarily due to higher interest expense resulting from higher average outstanding loan balances, higher interest rates and lower interest capitalization associated with capital expenditures related to Fab 7 and Fab 6, partially offset by an increase in interest income.
Minority Interest in CSP
       Due to cumulative losses, the minority interest equity in CSP was reduced to zero in the first quarter of 2003. Therefore, none of CSP’s losses from that point forward have been charged to the minority interest in our consolidated statements of operations. The effect of this on our results of operations was additional losses of $17.2 million in the first quarter of 2005 and $22.9 million in the second quarter of 2005.
Liquidity and Capital Resources
Current and Expected Liquidity
       As of June 30, 2005, our principal sources of liquidity included $604.9 million in cash and cash equivalents and $742.1 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees.
       Working capital, which is calculated as the excess of current assets over current liabilities was positive $177.7 million as of December 31, 2004. Our working capital deteriorated to negative $326.3 million as of June 30, 2005. This was due to the reclassification of the principal amount of our existing convertible notes of $575.0 million from long-term debt to current installments of long-term debt and the reclassification of the accretion to maturity on the convertible notes of $70.4 million from other non-current liabilities to other current liabilities because this debt is due on April 2, 2006. Excluding this reclassification, working capital as of June 30, 2005 was positive $319.1 million.
       Concurrently with this offering, we have agreed to issue and sell in an offering outside the United States in reliance on Regulation S under the Securities Act, 25,000 units at an issue price of $10,000 per unit, each consisting of one preference share, and one 6.00% amortizing bond due

2010 with an original principal amount of $1,556.76, which is scheduled to close in mid-August 2005. This offering is not conditional on the closing of the concurrent issuance and sale of the units. There is no assurance that the sale of the units, which is subject to shareholders’ approval of the issuance of the preference shares that are a component of the units, will close.
       Assuming we do not obtain any additional financing in 2005, other than drawing down of the existing facilities mentioned above, our target for the cash and cash equivalents balance as of December 31, 2005 remains at approximately $500 million based on our existing cash and cash equivalents of approximately $605 million and planned draw downs of approximately $352 million of our existing credit facilities, and expected cash outflows for capital expenditures of approximately $402 million and debt repayments of approximately $173 million for the second half of 2005. We expect to incur approximately $130 million for research and development in 2005. We expect that depreciation and amortization will be approximately $280 million for the second half of 2005. We generated cash flows from operations of $48.1 million, $331.7 million and $139.2 million for 2003, 2004 and the six months ended June 30, 2005, respectively. Our ability to generate operating cash flow for the second half of 2005 will depend largely on our operations and other factors, as discussed in “Risk Factors — Risks Related to Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in this document.
       As of June 30, 2005, we had consolidated debt of approximately $1,361.0 million, comprising our existing convertible notes and other U.S. dollar loans at floating rates.
       Based on our current level of operations, and assuming the completion of the offering of the senior notes and sale of the units, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our capital and R&D expenditures and working capital needs for the next 12 months. However, we may require additional financing to fund our future growth plans and technology upgrades and migration, including to fund the capital expenditures to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. At completion, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. As of June 30, 2005, we have spent $959.9 million. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Historic Operating Cash Flows
       In 2004, net cash provided by operating activities was $331.7 million, compared to $48.1 million in 2003. The $283.6 million improvement in cash provided by operating activities was primarily a result of higher revenues in 2004. In addition, in 2004, we had higher collections from SMP. These improvements were partially offset by higher payments on our payables and other current liabilities.
       For the six months ended June 30, 2005, net cash provided by operating activities was $139.2 million, compared to $152.6 million for the six months ended June 30, 2004. The $13.4 million decrease in cash flow from operating activities was primarily due to lower collections as a result of lower sales and lower research grants received from various agencies of the Government of Singapore, partially offset by lower payments on our account payables. Cash flow from operating activities for the six months ended June 30, 2005 included receipt of dividends of $6.3 million from SMP, compared to zero dividends for the six months ended June 30, 2004.
Historic Investing Cash Flows and Capital Expenditures
       Net cash used in investing activities was $732.7 million in 2004 and $384.3 million in 2003. Investing activities consisted primarily of capital expenditures totaling $686.3 million in 2004 and $220.8 million in 2003. Investing activities in 2004 also included payments for technology license fees, the placement of a deposit to secure wafer capacity for one of our more advanced technologies and placement of term deposits, offset by proceeds from sale of property, plant and equipment and other assets.
       Capital expenditures in 2004 were mainly related to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6. Capital expenditures in 2003 were mainly related to capacity additions in Fab 6.
       Net cash used in investing activities was $321.9 million for the six months ended June 30, 2005 and $418.2 million for the six months ended June 30, 2004. Investing activities consisted primarily of capital expenditures totaling $348.0 million for the six months ended June 30, 2005 and $392.7 million for the six months ended June 30, 2004. Capital expenditures for the six months ended June 30, 2005 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6. Investing activities for the six months ended June 30, 2005 also included receipts related to refund of deposits and other assets. Investing activities for the six months ended June 30, 2004 also included placement of a refundable deposit to secure wafer capacity for one of our more advanced technologies and payments for technology licenses, partially offset by proceeds from sale of property, plant and equipment and receipts related to refund of deposits and other assets.
       We are taking a phased approach to the equipping of Fab 7 to the full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. We expect the aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month to be $1,700 million. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. As of December 31, 2004 and June 30, 2005, we have spent $637.9 million and $959.9 million on the equipping of Fab 7 as part of its phase 1 ramp, respectively. Our aggregate capital expenditures for the second half of 2005 are expected to be approximately $402 million, of which approximately 85% is expected to be for equipping Fab 7 to a capacity of 9,000 300-mm wafers per month by the end of 2005. As of December 31, 2004 and June 30, 2005, we had commitments on contracts for capital expenditures of $312.9 million and $237.7 million, respectively.
       The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditures requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry.
Historic Financing Cash Flows
       Net cash provided by financing activities was $34.9 million and $30.8 million in 2004 and 2003, respectively. This was primarily due to the draw down of credit facilities of $125.0 million and $318.0 million in 2003 and 2004, respectively, partly offset by repayment of term loans during the same period.
       Net cash provided by financing activities was $248.5 million for the six months ended June 30, 2005, consisting primarily of the draw down of loan facilities of $472.1 million and receipts of customer deposits to secure wafer capacity for one of our more advanced technologies, partially offset by repayments of debt. Net cash of $5.4 million was provided by financing activities for the six months ended June 30, 2004, which reflected primarily the net impact of borrowings and repayments of debt during that period.

Research and Development and Training Grants
       In 2004 and for the first six months ended June 30, 2005, we received $19.0 million and $4.2 million, respectively, in research grants from various agencies of the Government of Singapore, which are included in operating cash flows. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. The grants are disbursed to us based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the projects to which the grants relate.
Off-Balance Sheet Arrangements
       As of June 30, 2005, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC’s Regulation S-K.
Outstanding Indebtedness
       As of June 30, 2005, we had consolidated debt of approximately $1,361.0 million, comprising our existing convertible notes and other U.S. dollar loans at floating rates as follows:

As of
June 30, 2005

(in thousands)
2.5% senior convertible notes issued in April 2001(1)	$575,000
U.S. dollar loans at floating rates:
Syndicated loan(2)	317,867
Loan Facility(3)	300,000
Exim Loan(3)	122,124
Bank of America Term Loan(3)	50,000
Others	(4,029)

Total	$1,360,962

Notes:

(1)	On April 2, 2001, we issued $575.0 million of existing convertible notes, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The conversion price of the existing convertible notes is S$4.7980 per share (equivalent to approximately $26.7701 per ADS) as of June 30, 2005 and reflects a retroactive adjustment due to our October 2002 rights offering. We may redeem all or a portion of the existing convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if our shares or ADSs trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. We have entered into interest rate swaps to hedge the interest rate obligations and accreting portion of the existing convertible notes. We intend to use the net proceeds from this offering, together with the net proceeds from the units offering, to redeem at maturity or repurchase earlier all our existing convertible notes outstanding. See “Use of Proceeds.”

In August 2004, we entered into a bilateral call-spread option transaction with Goldman Sachs International as counter-party, to pro-actively manage our existing convertible notes. Under the transaction, the counter-party may purchase 214.8 million of our shares at the price of $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71). The number of shares under the option transaction is equal to the number of shares that were originally planned for issuance under the existing convertible notes. The option transaction, which is contractually separate from the existing convertible notes, increases the likelihood that we will issue the shares originally planned for issuance upon conversion of the existing convertible notes by lowering the conversion price. If the option is exercised, we will receive approximately $200 million that could be used to partially repay the existing convertible notes. The option transaction is exercisable by Goldman Sachs International from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the existing convertible notes. The option transaction also has a feature that allows us to elect for early termination if the trading price of our ordinary shares listed and quoted on the Singapore Exchange rises and remains above $1.17 for a defined period of time. On July 28, 2005, the last reported sale price of our ordinary shares on the Singapore Exchange was S$1.30.

(2)	CSP’s U.S. dollar syndicated floating rate loan arranged by ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited, The Sumitomo Bank, Limited, Danske Bank A/S, Industrial and Commercial

Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch, matures in September 2006. This facility is for an amount of $820.0 million which was fully drawn down, of which $589.1 million and $317.9 million were outstanding as of December 31, 2004 and June 30, 2005, respectively. We partially repaid $123.9 million early in May 2005. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate, or LIBOR, rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced in March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

(3)	These loan facilities were obtained by us in December 2004 to support phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month. These facilities include the Exim Loan, the Loan Facility, the Bank of America Term Loan, and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

As of June 30, 2005, $300.0 million from the Loan Facility has been fully drawn down. The Exim Loan, of which $122.1 million was drawn down as of June 30, 2005, is divided into two tranches and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. Each tranche will be repaid over a period of five years. The $50.0 million Bank of America Term Loan has been fully drawn down as of June 30, 2005.

For the Loan Facility, the Exim Loan and the Bank of America Term Loan, interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than third quarter 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 0.50%. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 1.50%.

Loan Covenant Compliance
       Some of our outstanding loans and unutilized banking facilities available to us, including loans to our subsidiary, CSP, contain various financial, shareholding and other restrictive covenants that are customary to loan documents.
       Under the financial covenants, we are required to maintain certain financial conditions and/or ratios such as consolidated net worth, total debt to net worth ratio and historical debt service coverage ratio. We are required to ensure that our consolidated net worth will not at any time be less than $1,000,000,000 and our total debt will not at any time exceed 180% of our total net worth. In 2002, we negotiated and effected an increase in CSP’s net worth by converting inter-company amounts payable by CSP to us into a shareholders’ loan to CSP, or the Chartered Loan. The Chartered Loan was made to enable CSP to satisfy its total debt-to-net worth ratio under the CSP loan agreement. The amount of the Chartered Loan to CSP is increased from time to time by converting additional inter-company amounts payable by CSP in order to enable CSP to satisfy the total debt-to-net worth ratio. The amounts under the Chartered Loan are subordinated to the amounts due from CSP to its other lenders.
       Under the shareholding covenants of some of our loans, Temasek is required to own, directly or indirectly, a certain percentage of our outstanding shares, or is required to be our single largest shareholder. These covenants also require that we own, directly or indirectly, at least a certain percentage of CSP’s outstanding shares. If Temasek or we fail to comply with these covenants, we could be in default under these loans and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under these loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.
       In addition, the outstanding loans and unutilized banking facilities available to us impose other restrictive covenants that are customary to loan documents, such as restrictions on incurring further indebtedness, creating security interests over our assets, payments of dividends, disposals of assets, and mergers and other corporate restructurings.
       If we fail to comply with any of the loan covenants, we could be in default under the loan documents and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under the loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.

Contractual Obligations
       The following table sets forth the payments due for specific contractual obligations as of June 30, 2005:

	Expected Payment Date

	2005	2006	2007	2008		2009	Thereafter	Total

	(in thousands)
Long-term debt(1)	$23,333	$865,504	$112,212	$124,425		$124,425	$111,063	$1,360,962
Operating leases(2)	3,748	6,097	3,625	3,234		3,116	44,002	63,822
Purchase obligations under:
Capital expenditures	163,598	74,098	—	—		—	—	237,696
Technology agreements	47,072	71,138	74,350	38,250		3,250	3,250	237,310
Other	28,404	556	188	188		188	630	30,154
Other long-term liabilities	—	—	—	120,000	(3)	—	15,951	135,951

Total	$266,155	$1,017,393	$190,375	$286,097		$130,979	$174,896	$2,065,895

Notes:

(1)	We have not included the yield to maturity payable in 2006 on the existing convertible notes amounting to $89.1 million. Of this, $70.4 million has been recorded as other current liabilities on our consolidated balance sheet as of June 30, 2005. We have also not included purchase obligations that have been recorded on our consolidated balance sheet as of June 30, 2005. These obligations amounted to $186.3 million, $8.2 million and $134.7 million for capital expenditures, technology agreements and other purchase obligations primarily relating to operating expenses, respectively.

(2)	We do not have any capital lease obligations as of June 30, 2005.

(3)	This amount relates to our contractual obligation to refund deposits placed with us to secure wafer capacity for one of our more advanced technologies.
       Chartered and Agere have signed an assured supply and demand agreement with SMP. Under this agreement, each of Chartered and Agere is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the six months ended June 30, 2005, the wafers started for us were less than our allocated capacity, however all parties to the agreement have agreed that such billings will not be made to us. There were also no such billings made to us for the corresponding period in 2004. To the extent the wafers started for us is less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.
       We have disclosed the expected timing of payment of obligations and the amounts to be paid based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts or events for some obligations.
Special Tax Status
       We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:

•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten-year period beginning July 1, 1996;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999; and

•	the wafer fabrication of Application Specific Integrated Circuits, or ASIC, and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003.

       Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, we have also been granted:

•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

•	development and expansion incentive status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning July 1, 2009; and

•	development and expansion incentive status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning September 1, 2013.
       During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, manufacture and sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion incentive status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carry forward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate that is currently 20% for the year ended December 31, 2004 and for the six months ended June 30, 2005. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion incentive status period.
       The development and expansion incentive status for wafer fabrication of integrated circuits at Fab 1 required us to fulfill certain conditions during the five-year period beginning January 1, 2001. In February 2003, we announced our plan to consolidate the business of Fab 1 into Fab 2. Although we were not able to fully fulfill the conditions required to maintain our development and expansion incentive status for Fab 1, the relevant authority nevertheless extended such status through December 31, 2004.
Recent Accounting Pronouncements Not Yet Adopted
       In June 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, “Accounting Changes and Error Corrections,” which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, “Accounting Changes,” or APB 20, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” which previously required that most voluntary changes in accounting principle be recognized by including in the current period’s net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 is effective for accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. We do not expect the initial adoption of SFAS No. 154 to have any material impact on our financial condition or consolidated statements of operations.
       In May 2005, the FASB issued a FASB Staff Position, or FSP, to clarify the guidance that the Emerging Issues Task Force, or EITF, specifies in EITF Issue 00-19, or EITF 00-19, “Accounting for

Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The FASB Staff Position, or FSP, clarifies that a requirement to deliver registered shares will not, in and of itself, result in liability classification for freestanding financial instruments that were originally issued as employee compensation (for example, an employee stock option). The FSP indicates that this clarification is consistent with the FASB’s intent in issuing SFAS No. No. 123 (revised 2004), “Share Based Payment,” or SFAS No. 123(R). The FSP goes into effect the same day that a company implements SFAS No. 123(R).
       In December 2004, the FASB published SFAS No. 123(R), Share Based Payments. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, on the interaction between SFAS No. 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permits companies to defer the effective date of SFAS No. 123(R). We have elected to adopt SFAS No. 123(R) on January 1, 2006.
       We currently determine the fair value of stock-based compensation using a Black-Scholes option-pricing model. In connection with evaluating the impact of adopting SFAS No. 123(R), we are also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. We have begun, but has not yet quantified the impact of adopting SFAS No. 123(R). However, we believe the adoption of SFAS No. 123(R) may have a material impact on our financial condition and consolidated statements of operations, regardless of the valuation technique used, and that the pro forma amounts disclosed in Note 5 of the consolidated financial statements are not necessarily indicative of the impact SFAS No. 123(R) will have on our consolidated statements of operations.
       In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin No. 43, Chapter 4. The amendments made by SFAS No. 151 clarified that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and required the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the initial adoption of FAS 151 to have any material impact on our financial condition or consolidated statements of operations.
Quantitative and Qualitative Disclosures About Market Risk
       Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is intended for hedging purposes.
Interest Rate Risk
       We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

       Our debt obligations are as follows:

	As of June 30, 2005									As of December 31, 2004
	Expected Maturity Date									Expected Maturity Date

									Weighted
									Average
								Fair	Interest		Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value	Rate	Total	Value

	(in thousands, except interest rates)									(in thousands)
Long-term debt:
Singapore dollar loans at fixed rate(1)	—	—	—	—	—	—	—	—	—	$73,650	$75,567
U.S. dollar loans at floating rate(2)	$23,333	$294,533	$112,212	$124,425	$124,425	$111,063	$789,991	$789,991	4.3200%	589,066	589,066
2.5% senior convertible notes issued in April 2001(3)	—	575,000	—	—	—	—	575,000	581,657	6.5081%	575,000	590,824
Other(4)	—	(4,029)	—	—	—	—	(4,029)	—		(1,986)	—

Total	$23,333	$865,504	$112,212	$124,425	$124,425	$111,063	$1,360,962	$1,371,648		$1,235,730	$1,255,457

	As of December 31,
			As of June 30,
	2003	2004	2005

	(in thousands)
Accounts payable:
U.S. dollar	$39,136	$73,508	$146,706
Singapore dollar	15,383	11,321	16,335
Japanese Yen	4,158	44,473	39,592
Others	1,876	18,359	35,354

Total Payables(5)	$60,553	$147,661	$237,987

Notes:

(1)	As of December 31, 2004, we had entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars, and a cross currency swap to convert cash flows under one of the Singapore dollar fixed rate loans to a U.S. dollar denominated fixed rate. We repaid these loans early in full in March 2005, and the associated forward foreign contracts and cross currency swap were also terminated in March 2005.

(2)	In August 2004, we entered into two interest rate cap contracts related to the floating rate obligations associated with $100.0 million of one of the U.S. dollar loans, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The floating rate obligations under this U.S. dollar loan are based on LIBOR rates and are payable semi-annually which commenced March 28, 2004. The combination of the caps and the debt obligation results in a maximum interest outflow equal to 2.75% which commenced March 28, 2005. The notional amount on the interest rate cap is reduced by $25.0 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of June 30, 2005 was $0.6 million.

In March 2005, we entered into two additional interest rate cap contracts related to the floating rate obligations associated with $200.0 million of the above-mentioned U.S. dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The combination of the two additional caps and the debt obligation results in a maximum interest outflow equal to 3.60% commencing September 28, 2005. The notional amount on the interest rate cap contracts is reduced by $66.7 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of June 30, 2005 was $0.3 million.

(3)	In January 2003, we entered into an additional swap in connection with a previously executed swap in 2001. The previously executed interest rate swap contract is in respect of the fixed-rate obligations associated with $200.0 million of the convertible notes, with the effect of swapping the fixed-rate interest obligations to floating-rate obligations based on LIBOR rates to hedge against fair value risk. The fixed-rate obligations on the convertible notes are payable semi-annually on April 2 and October 2 of each year, commencing October 2, 2001. The additional swap has incorporated the hedging of the accreting portion of the bond that was not included in the original swap, thereby increasing the hedge effectiveness. The fair value of the two interest rate swap contracts as of June 30, 2005 was $16.3 million.

In August 2003, we entered into an interest rate swap contract in respect of the fixed-rate obligations associated with $375.0 million of the convertible notes, with the effect of swapping the fixed-rate interest obligations to floating-rate obligations based on LIBOR rates to hedge against fair value risk. The swap also incorporated hedging of the accreting portion of the convertible notes. The fair value of this interest rate swap contract as of June 30, 2005 was $54.2 million.

(4)	Other long-term debt includes the cumulative fair value change of the existing convertible notes due to changes in interest rates since the date we entered into interest rate swap contracts related to this debt. These contracts were entered into in December 2001 and August 2003 in the amounts of $200.0 million and $375.0 million, respectively. We designate these derivative instrument contracts as fair value hedges and carry them at fair value.

(5)	This does not include payables to related parties. The amounts including payables to related parties are $152,348 and $247,065 as of December 31, 2004 and June 30, 2005, respectively.
       As of June 30, 2005, all of our interest rate payment obligations are at floating interest rates (inclusive of the fixed rate interest obligations associated with the $575.0 million existing convertible notes that was swapped into a floating rate obligation). As a result, we have cash flow and earnings exposure due to market interest rate changes. Based on our interest rate payment obligations as of June 30, 2005, a 0.5% increase in interest rates would increase our interest payments by 12.6% annually.
Foreign Currency Risk
       Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our functional currency, against the Japanese yen, the Singapore dollar and the Euro. Substantially all of our revenue was denominated in U.S. dollars during 2004 and for the six months ended June 30, 2005, and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2004, approximately 21% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 55% of our capital expenditures were denominated in U.S. dollars, approximately 24% were denominated in Japanese yen, approximately 17% were denominated in Euro and approximately 4% were denominated in Singapore dollars. For the six months ended June 30, 2005, approximately 20% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 54% of our capital expenditures were denominated in U.S. dollars, approximately 28% were denominated in Japanese yen, approximately 16% were denominated in Euro and approximately 2% were denominated in Singapore dollars.
       To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese yen and Euro. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in

U.S. dollars. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

	As of June 30, 2005					As of December 31,
	Expected Maturity Date of Notional Amounts					2004

	2005	2006	Thereafter	Total	Fair Value	Total	Fair Value

	(in thousands, except exchange rates)					(in thousands)
Forward foreign exchange agreements:
(Receive Yen/ Pay US$)
Contract Amount	$22,368	—	—	$22,368	$(21)	$69,210	$2,520
Average Contractual Exchange Rate	108.22
(Receive S$/Pay US$)
Contract Amount	$9,846	—	—	$9,846	$24	$47,842	$1,760
Average Contractual Exchange Rate	1.68
(Receive Euros/ Pay US$)
Contract Amount	$36,423	$1,117	—	$37,540	$(1,737)	$26,760	$2,857
Average Contractual Exchange Rate	1.27	1.32	—	—	—	—	—

Total Contract Amount	$68,637	$1,117	—	$69,754	$(1,734)	$143,812	$7,137

	As of June 30, 2005			As of December 31, 2004

	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged

	(in thousands, except percentages)			(in thousands, except percentages)
Non-U.S. Dollar Liabilities:
Accounts Payable
Japanese Yen	$39,592	$22,368	57%	$44,473	$44,473	100%
Singapore dollar	16,806	9,846	59	11,321	11,321	100
Others	35,354	35,354	100	18,359	18,359	100
Foreign Currency Loan Singapore dollar	—	—	—	73,650	73,650	100
Future Interest Payable on Debt Singapore dollar	—	—	—	1,445	1,445	100

Total	$91,752	$67,568	74%	$149,248	$149,248	100%

BUSINESS
Overview
       Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communication, computer and consumer sectors.
       We currently own, or have an interest in, five fabrication facilities — Fabs 2, 3, 5, 6 and 7, all of which are located in Singapore. Fab 7 is our company’s first 300-mm facility. Fab 7 commenced pilot production at the end of 2004 and started commercial shipment in June 2005.
       In March 2004, we completed our phase-out of Fab 1, our only 150-mm fab, and consolidated its business into Fab 2 following a 13-month transition period. This transition reduced our fixed cost base and consolidated all Singapore fab operations onto our main campus in Woodlands.
       We have service operations in nine locations and in eight countries in North America, Europe and Asia.
Industry Background
       Semiconductors are critical components used in an increasingly wide variety of applications, such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance in relation to these applications has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly.
       Historically, the semiconductor industry was composed primarily of companies which designed and manufactured semiconductors in their own fabrication facilities. These companies are known as integrated device manufacturers, or IDMs. In the mid-1980s, fabless semiconductor companies, which focused on design and marketing and utilized external manufacturing capacity, began to emerge. Fabless companies initially relied on the excess capacity provided by IDMs. As the semiconductor industry continued to grow, fabless companies and IDMs began to seek more reliable and dedicated sources of wafer fabrication services. This need is being met by the development of independent companies, known as foundries, that focus primarily on providing wafer fabrication services to semiconductor suppliers and systems companies.
       The semiconductor industry generally experiences seasonality which is mainly driven by demand fluctuations for the electronic products that use semiconductor integrated circuits. The sequential growth of semiconductor revenue in the first quarter is typically weaker compared to that of other quarters.
The Growth of the Semiconductor Foundry Industry
       Semiconductor suppliers presently face increasing demands to offer new products that provide higher performance and greater functionality at lower prices. To compete successfully, they must also minimize the time it takes to bring a product to market. High performance semiconductors, which contain millions of transistors, are extraordinarily challenging to design and even more challenging to manufacture. Additionally, these high-performance semiconductors can only be produced in fabs that employ the most advanced semiconductor process technologies.
       According to recent industry research reports and company announcements, the cost of a state-of-the-art 300-mm fab is approximately $3 billion, which is approximately six times higher than the cost a decade ago. Today, only large and well-capitalized or funded companies can support the substantial technology and investment requirements of building state-of-the-art fabs. In addition, for companies to justify the enormous cost of a new fab, a high level of capacity utilization is essential to ensure that fixed costs are fully absorbed. These trends have led to the rapid growth in demand in the recent years for advanced semiconductor manufacturing services provided by semiconductor foundries.
       Foundry services are now utilized by nearly every major semiconductor company in the world. Historically, IDMs have used foundry services for their incremental manufacturing needs. Given the high cost of implementing 300-mm technology and the mounting pressure on them to improve profit margins and accelerate time-to-market, we expect IDMs to utilize foundries more extensively in the future for their core manufacturing needs.
The Requirements of a Full-Service Foundry
       As demand for foundry services has grown, many semiconductor suppliers are seeking highly committed foundry partners that meet their manufacturing technology requirements. These partners must be able to provide the following:
       Systems Integration Expertise. Business and consumer demand for convergent solutions that perform multiple functions that classically were done by different individual devices has increased dramatically. Fueling this demand has been growth in the merging of data communications, telecommunications, wireless and consumer markets. This has resulted in greater demand for faster, smaller semiconductors that integrate an increasing number of functions onto a single device at a lower cost. This need for increased system-level integration requires semiconductor foundries to offer specialized expertise in a number of areas. These include the integration of logic, which processes data, and memory, which stores data, into a single device and mixed-signal technologies which translate data between analog and digital form. The foundry market has been asked to also provide and support access to third party intellectual property and design solutions as the customer base increasingly focuses on system-level expertise and passes on to its foundry more of the design and product implementation efforts.
       Leading-Edge Process Technologies. Semiconductor foundries must also provide a range of manufacturing process technologies from standard CMOS to technologies that enable extremely fast transmission and processing speeds, such as specialized CMOS for wireless applications and the use of copper interconnect for very high speed devices. Foundries must also continue to offer smaller process geometries which allows for the integration of more functions in the same size device or more devices per wafer.
       Comprehensive Prefabrication Services. Because of increasing levels of product complexity and customer demand, foundries are increasingly required to provide value-added services during the prefabrication phase, such as providing access to EDA tools, design libraries, and intellectual property and design services to ensure that customers’ designs can be implemented on silicon for commercial production.
       Long-Term Relationships. As foundries become more integral to the overall manufacturing strategies of their customers, it has become increasingly important for foundries to form long-term relationships with them. Semiconductor suppliers and systems companies need assurance that their foundry suppliers will continue to provide sufficient advanced manufacturing capacity to keep pace with their customers’ growth, and develop and make available advanced process technologies capable of producing next-generation products. These relationships must also be flexible, allowing customers to respond to the variable nature of the semiconductor market.
       Security. When using foundry services, semiconductor suppliers, systems companies and their partners entrust highly valuable and proprietary intellectual property to the foundries manufacturing their devices. These customers demand foundry partners who understand the importance of protecting intellectual property.

The Chartered Solution
       Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and enable seamless integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly-integrated products to market rapidly and cost effectively.
       Chartered’s partnership approach allows us to work with customers early on in the product definition stage, often sharing resources, knowledge and even physical assets, to jointly develop solutions, thus giving our partners the flexibility to adapt quickly to new market opportunities.
       Chartered has developed an array of technologies and capabilities to drive converging applications. Our fabrication facilities support the leading-edge requirements for high-bandwidth, feature-rich wireless and wired applications. We have proven expertise in mixed signal and radio frequency complementary metal oxide silicon, or RF CMOS, enabling technologies essential to the convergence of communication, computer and consumer applications.
       In order to augment our internal development efforts, we have entered into strategic alliances and technology alliances with leading semiconductor companies such as our technology alliances with IBM, Infineon and Samsung and our strategic alliance with Agere Systems in SMP. For more details on these strategic alliances and technology alliances, see “— Strategic and Technology Alliances — Silicon Manufacturing Partners” and “— Research and Development.”
       We have relationships with leading EDA, intellectual property and design services providers. We work with these service providers to develop a design platform tailored to our customers’ needs and that has demonstrated ability to produce marketable products so as to facilitate first-pass success that is, the commercial production does not require repeated production efforts to produce sellable products. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and intellectual property selection. Customers get early access to design rules and other important manufacturing specifications so that they can be incorporated into designs early. In June 2005, together with IBM and Samsung, we extended the Chartered-IBM Cross-Foundry Design Enablement Program, or Design Enablement Program, launched in March 2004 for 90nm bulk CMOS process, to include 65nm bulk CMOS process. Many of the leading EDA vendors and intellectual property companies have developed platform solutions and we are working with IBM to bring new partners to the program. We also continue to expand our design service partnership network to improve our customers’ access to more expertise, broader choices and greater flexibility for their chip development.
       Having launched our e-Business initiative with customers in April 2004, we have further progressed on two fronts. We have enhanced the integration between our e-Business systems and our quality systems. At the same time, we have extended, and continue to extend, e-Business connectivity with our other partners such as mask shops, test and assembly houses and material suppliers through a number of initiatives. As a result, we now have a more tightly integrated supply chain. For more information on our e-Business initiative, please see “— Customer Service.”
       We believe that our customers value Chartered as a trusted, customer-oriented service provider which adopts a collaborative approach to the foundry industry. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers’ proprietary technology.

Business Strategy
       Our objective is to be a leading worldwide full-service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high-growth applications that require a high degree of system-level integration. Key elements of our strategy include:
Improve Top-Line Growth by Targeting First Source Business Through Our Advanced Technology While Continuing to Serve the Markets for Mature Technologies
       Our ability to engage customers at increasingly advanced technologies, the strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung and the expansion of our third-party network of pre-qualified EDA, intellectual property and design services solutions, allows us to target substantially more “first source” business.
       As mature technology products remain a growing and important part of Chartered’s business, we will also continue to focus on increasing our reach into mature markets. We place an emphasis on leveraging our capabilities in mixed-signal and RF CMOS processes with complete solutions for our niche technologies for products such as smart cards, Radio Frequency Identification, or RFID tags, display drivers and power management for mobile products.
Optimize our Capacity Base
       We aim to optimize our capacity base by rapidly expanding capability for advanced technologies, reducing excess capacity at mature technology nodes and adopting a “borderless fab” approach. The “borderless fab” approach refers to the operation of our fabs in a manner where wafers may be moved from one fab to another according to available manufacturing capacity and manufacturing process technologies of our various fabs to meet production requirements. Our “borderless fab” approach is targeted at improving asset utilization and increasing flexibility and scalability across all our fabs.
       Advanced Technologies. As part of our plan to expand our capability for advanced technologies, we intend to expand our production capacity for 0.13um and smaller process geometry technologies to meet the anticipated needs of our customers. During 2005, we plan to increase our total advanced capacity (0.13um and smaller process geometry technologies) to achieve capacity of approximately 370,000 wafers (eight-inch equivalent) for the full year 2005, compared to approximately 170,000 wafers (eight-inch equivalent) for the full year 2004. We expect our advanced technology capacity per month to constitute approximately 32% of our total expected wafer capacity per month by at the end of 2005, compared with 17% at the end of 2004. We believe that increasing our foundry capacity in 0.13um and smaller process geometry technologies will allow us to take advantage of the market opportunities opening up to Chartered as a result of the technological progress we have made in recent years.
       Mature Technologies. We intend to utilize our capacity for mature technologies by developing niche technologies, targeting strategic partnerships for volume production and working towards establishing a manufacturing presence in China with appropriate partners to leverage on our equipment assets, technology and expertise in mature processes. With the aim of reducing our fixed cost base, in March 2004 we consolidated Fab 1’s (our only 150-mm fab) business into Fab 2 on the main campus in Woodlands following a 13-month transition period and Fab 1 ceased operations at the end of March 2004.
Focus on Solutions that Support the Growing Trend of Product Convergence
       We are focused on providing foundry services to customers that serve high-growth convergence applications which require a high degree of functional integration. These customers compete based on differentiated products, rapid time-to-market and device performance, as opposed to suppliers of less complex commodity semiconductor products, which compete primarily on price and manufacturing capacity. Many of our customers use our custom solution of technology and services to manufacture their products for applications such as cable modems, wireless, office automation products and consumer connectivity products.
Provide a Complete Range of Services
       We are continuing to expand our range of services so that we can effectively meet our customers’ evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The services we currently make available to our customers, in conjunction with our partners, include a number of EDA design tools, design libraries, third party intellectual property and process technologies that have been validated for our manufacturing process. We also offer our customers full turnkey services, which include wafer fabrication, assembly and test.
Offer Leading Process Technology
       We intend to continually expand our portfolio of process technologies in line with our customers’ requirements for timing and performance for use with their products. The schedule and initial process specifications of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover 2005 and 2006 and 90nm and 65nm logic processes, including the generic, low power and high speed variants. The roadmaps also cover 90nm mixed signal and RF modules and 0.18um high voltage and eFLASH processes.
       The current development programs for logic are directed to the 65nm technology node. Under our March 2004 joint development agreement with IBM, Infineon and Samsung, we are jointly developing with our partners a common advanced foundry manufacturing process technology at 65nm, as well as variants of that process modified for high performance and low power products. Please see “— Research and Development” for more details on this joint development agreement.
       In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology. We expect this reciprocal manufacturing arrangement to enable us to achieve scale, cycle time and cost efficiencies in 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
       In the case of mixed signal technologies, which employ additional devices such as metal-insulator-metal capacitors and poly silicon resistors that must be characterized for mixed-signal operation, timing typically follows the introduction of the logic development schedule. For RF CMOS, still more devices such as inductors and varactors must be developed and characterized and modeled. This process builds on the mixed signal and the logic processes, and is generally expected to be ready for pilot production within six months after the logic process becomes available. BiCMOS, which integrates bipolar transistors with the CMOS and selected modules from mixed signal and RF CMOS, comes to pilot production later.
       The availability of logic, mixed-signal RF CMOS, BiCMOS, SiGe and embedded memories technologies enables us to provide process solutions essential to the convergence of communication, computer and consumer applications.
Enhance and Expand Alliances
       We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property, design services and assembly and test services have given us access to select leading-edge system technologies. These alliances have also enhanced our development efforts and have the potential to increase our fab utilization rates. We also believe that by establishing these alliances and working closely with leading companies who are also existing or future customers, such as Agere Systems, IBM and Infineon, we are better positioned to win future business with them.
       In August 2003, we entered into an arrangement with CSMC, a leading 150-mm Chinese integrated circuit foundry services company for equipment sale, technology licensing, operational assistance and customer referral. We have by December 31, 2004, completed the transfer of our 150-mm technologies.
Manufacturing Facilities
       As of June 30, 2005, we own or have an interest in five fabs, all of which are located in Singapore. Our company had previously operated Fab 1, which ceased operations at the end of March 2004. Fabs 2 and 3 are wholly-owned and operated by our company. We do not have a Fab 4. Fab 5 is owned and operated by SMP, our joint venture company with Agere Systems Singapore, a subsidiary of Agere Systems Inc. Fab 6 is owned and operated by CSP, our joint venture company with Agilent Technologies Europe B.V., EDB Investments and Singapex, an indirect-wholly owned subsidiary of Temasek.
Fab 7
       Fab 7 is our first 300-mm facility and is wholly-owned and operated by our company. Fab 7 commenced pilot production at the end of 2004 and started commercial shipment in June 2005. Fab 7 has demonstrated functional silicon results from its 0.13um, 90nm and 90nm SOI processes that meet or exceed with industry benchmarks. In our industry, whether silicon delivered is “functional” is measured by our customers’ assessments of whether the product is able to work in the application for which it was produced. Silicon may be considered “functional” even though it may not be ready for commercial production as further testing may still need to be carried out. Based on our customers’ feedback, the initial defect density measurements from our 300-mm pilot lines are meeting or exceeding customers’ expectations. With a focus on further defect density improvements and achieving faster yield ramp, we are working with manufacturing process control experts at AMD to integrate portions of their fab automation technologies and deploy portions of their industry-leading methodologies at Fab 7. Unique in the industry, these technologies, methodologies and skill sets are known collectively as AMD Automated Precision Manufacturing. Additionally, we have implemented PDF Solution’s Characterization Vehicle Infrastructure to improve the robustness of our leading-edge processes in Fab 7.
       We are taking a phased approach to the equipping of Fab 7 to the full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. We expect the aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month to be approximately $1,700 million. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. As of December 31, 2004 and June 30, 2005, we have spent $637.9 million and $959.9 million on the equipping of Fab 7 as part of its phase 1 ramp, respectively. Our aggregate capital expenditures for the remaining period up to December 31, 2005 are expected to be approximately $402 million, of which 85% is expected to be for equipping Fab 7 to a capacity of 9,000 300-mm wafers per month by the end of 2005. As of December 31, 2004 and June 30, 2005, we had commitments on contracts for capital expenditures of $312.9 million and $237.7 million, respectively.

Production Capacity and Utilization
       The following table reflects our capacity utilization in our fabs, including our share of SMP (which did not exceed our 49% equity ownership), for the periods indicated.

Data Including Chartered’s Share of SMP	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005

Thousand eight-inch equivalent wafers:
Total wafers shipped	268.4	279.2	287.1	200.8	186.2	224.5
Total capacity	331.8	308.0	322.5	327.0	317.0	346.5
Utilization	81%	90%	89%	61%	59%	65%

Capacity by Fab	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005

Thousand eight-inch equivalent wafers:
Fab 1(1)	45.2	—	—	—	—	—
Fab 2	129.8	129.8	131.2	131.8	130.6	137.7
Fab 3	61.6	64.4	73.0	73.0	71.4	74.3
Fab 5(2)	34.4	36.3	37.2	37.0	34.5	35.8
Fab 6	60.8	77.5	81.1	85.2	80.5	89.4
Fab 7(3)	—	—	—	—	—	9.3

Total	331.8	308.0	322.5	327.0	317.0	346.5

Notes:

(1)	Fab 1 ceased operations at the end of March 2004, with some of its operations moved to Fab 2.

(2)	49% of total capacity, based on Chartered’s equity ownership.

(3)	Fab 7 started commercial shipment in June 2005.
Wafer Capacity
       Our fab capacity plans have been updated consistent with our company’s efforts to better align manufacturing capability with our growing market opportunities in advanced technologies. We expect to achieve total wafer capacity of approximately 1,499,000 wafers (eight-inch equivalent) for the full year 2005, compared to 1,289,000 wafers (eight-inch equivalent) for the full year 2004. Our total wafer capacity per month is expected to be approximately 147,000 wafers (eight-inch equivalent) by the end of 2005, an increase of approximately 33% from total wafer capacity per month of approximately 110,000 wafers (eight-inch equivalent) per month at the end of 2004. Advanced capacity (0.13um and smaller process geometry technologies) per month is planned to increase from approximately 17% of our total wafer capacity per month at the end of 2004 to approximately 32% of the total expected wafer capacity per month at the end of 2005. The following table reflects our wafer capacity figures as of June 30, 2005 for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5).

	Fab 2	Fab 3	Fab 5 (SMP)(1)	Fab 6 (CSP)(1)	Fab 7

Production commenced	1995	1997	1999	2000	2005(2)
Estimated full capacity(3)	48,000 wafers per month	25,000 wafers per month	24,000 wafers per month	39,000 wafers per month	30,000 wafers per month(4)
Wafer size	Eight-inch (200-mm)	Eight-inch (200-mm)	Eight-inch (200-mm)	Eight-inch (200-mm)	Twelve-inch (300-mm)
Process technologies	0.6 to 0.3um (5)	0.35 to 0.18um (5)	0.25 to 0.13um(5)	0.25 to 0.11um(5)	0.13um and
smaller process geometry technologies (5)
Manufacturing technologies (6)	Digital; Mixed	Digital; Mixed	Digital; RF	High	High
	Signal; RF	Signal; RF	CMOS;	performance,	performance,
	CMOS; SRAM;	CMOS; SRAM	BiCMOS;	high-density	high-density
	Flash Memory;		Mixed Signal;	CMOS; high	CMOS; Mixed
	HVCMOS;		eSRAM	density SRAM	Signal; SOI
	EEPROM;			Mixed Signal; RF
	DMOS;			CMOS
BiCMOS, BiPolar; OTP
Clean room	109,000 sq. ft. Class-1 SMIF(7)	81,000 sq. ft. Class-1 SMIF(7)	96,540 sq. ft. Class-1 SMIF(7)	126,000 sq. ft. Class-1 SMIF(7)	181,000 sq. ft Class-1 SMIF (7)

Notes:

(1)	With respect to Fab 5 and Fab 6, the information includes capacity of our strategic partners.

(2)	Pilot production commenced at the end of 2004 and started commercial shipment in June 2005.

(3)	Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Unlike current capacity which is computed based on the currently installed set of equipment in the fab, estimated full capacity assumes that the fab is fully utilized to its maximum capacity, based on planned equipment additions and anticipated technology mix. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(4)	Equivalent to 67,500 eight-inch wafers per month. A conversion rate of 2.25 is utilized in determining the number of eight-inch wafer equivalent to that of twelve-inch wafers. We are taking a phased approach to the full equipping of Fab 7 to 30,000 300-mm wafers per month, and this is expected to take a number of years and will be paced by customer demand and industry conditions. We intend to ramp Fab 7 to 9,000 300-mm wafers per month capacity by end 2005.

(5)	Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others, or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller process geometry technologies than those shown above.

(6)	Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. EEPROMs are electrically erasable programmable read-only memory devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means radio frequency complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. DMOS refers to double diffused vertical MOSFET. OTP refers to one time programmable memory.

(7)	Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that 1 particle at 0.5um per cubic foot of air. SMIF means standard mechanical interface.
       All our production fabs generally operate 24 hours per day, seven days per week. The only exceptions are where scheduled maintenance requires a facility shut-down, or in periods of weak demand where we idle fabs that are not required to meet manufacturing schedules to reduce certain operating costs, as was the case from time to time in 2001 and 2002 and as may be the case in the future, depending on customer demand. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shut-down or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.
       The following table sets forth information regarding the total output of eight-inch equivalent wafers by each of our fabs, the fab of our equity-method joint venture company, SMP, and the fab of our subsidiary, CSP:

	Total Output

						Six Months
	Year Ended December 31,					Ended June 30,

Fab	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Fab 1(1)	180	96	97	121	33	33	—
Fab 2	524	168	149	247	454	210	201
Fab 3	210	113	94	134	212	117	60
Fab 5 (SMP)(2)	73	7	28	116	114	71	31
Fab 6 (CSP)(3)	13	14	77	104	222	116	119
Fab 7(4)	—	—	—	—	—	—	*	(4)

Total	1,000	398	445	722	1,035	547	411	(4)

Notes:

(1)	Fab 1 ceased operations at the end of March 2004.

(2)	Includes only Chartered’s output.

(3)	Fab 5 commenced production in 1999 and Fab 6 commenced production in 2000.

(4)	Fab 7 started commercial shipment in June 2005. Its total output for the six months ended June 30, 2005 was insignificant in proportion to our total output for the same period and as such, has been disregarded for the purposes of this table.
Quality Assurance Programs
       We have implemented systems to ensure that products manufactured at our facilities in Singapore meet or exceed customer’s specification on quality and reliability. Our in-house laboratories are equipped with advanced analytical tools, providing the necessary equipment and resources for our engineering and research and development staff to continuously enhance product quality and reliability. Our quality assurance staff comprises engineers, technicians and other employees who monitor and control our manufacturing processes.
       Our production facilities in Singapore have been certified by the International Organization for Standardization, or ISO, to meet ISO 9001 standards. ISO 9001 standards set forth the requirements necessary to ensure the production of quality products and services, including standards relating to management systems, management responsibility, resource management, product realization, measurement, analysis and improvement.
       We also achieved ISO/ TS16949 certification in May 2005. ISO/ TS 16949:2002, commonly referred to as TS2, was introduced by ISO in March 2002 and is currently considered to be one of the most comprehensive quality standards in the industry. It defines the quality system requirements for use in the automotive supply chain, which some of our products may go into, and requires companies to emphasize meeting customer requirements, defect prevention, reduction of variation and waste in the supply chain and to continually improve the effectiveness and efficiency of business processes. The ISO/ TS16949 and TS2 certifications involve stringent periodic third-party review and verification of our production processes and quality management systems. Our customers often look to these certifications as a threshold indication of our quality control standards.

Strategic and Technology Alliances
IBM, Infineon and Samsung
       In November 2002, we entered into a multi-year joint development agreement with IBM designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. Under the agreement, we agreed with IBM to jointly develop and standardize our 90nm and 65nm bulk CMOS processes for foundry chip production on 300-mm silicon wafers. Together, we are providing a common 90nm design manual and guidelines for the jointly developed process platform. To assist foundry customers in designing with these technologies, we and IBM have agreed to work together with third party providers of design enablement and open-standard formats to help customers move their products more easily between us and IBM for production.
       In August 2003, we extended the IBM joint development agreement to include Infineon and in March 2004, the agreement was further extended to include Samsung. Under the expanded agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM under the IBM joint development agreement to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three separate generations of technologies from 90nm, 65nm and 45nm. The development of both 65nm and 45nm bulk CMOS processes are being carried out at IBM’s facilities at East Fishkill, New York. Each of the four participating companies will have the ability to implement the jointly developed 65nm processes in their respective manufacturing facilities.
       Our agreement with IBM includes a reciprocal manufacturing arrangement pursuant to which we are able to offer our customers some capacity in IBM’s 300-mm chip manufacturing facility in East Fishkill, New York. In turn, IBM is able to utilize some capacity in our 300-mm Fab 7 to help meet additional capacity requirements. In order to reserve such capacity, we and IBM placed deposits with each other. Neither IBM nor we are required, however, to utilize this capacity. Beginning April 2005, we started manufacturing selected 90nm SOI products for IBM.
       Further, in June 2005, together with IBM and Samsung, we extended the Design Enablement Program, launched in March 2004 for 90nm bulk CMOS processes, to include 65nm bulk CMOS processes. Many of the leading EDA vendors and intellectual property companies have developed platform solutions and we are working with IBM to bring new partners to the program. The Design Enablement Program sets a platform for foundry compatibility, design portability and flexible sourcing between our company and IBM at 90nm bulk CMOS processes and for our company, IBM and Samsung at 65nm bulk CMOS processes. The Design Enablement Program facilitates designers in the development of compatible design layout files that can be used interchangeably across manufacturing facilities at our company, IBM and Samsung. We also continue to expand our design service partnership network to improve our customers’ access to more expertise, broader choices and greater flexibility for their chip development.
       Through our joint development program with IBM, Infineon and Samsung and our manufacturing arrangement with IBM, we are seeking achieve scale, cycle time and cost efficiencies in both leading-edge process technology development and 300-mm manufacturing, while also providing customers multiple sources of supply.
Chartered Silicon Partners
       Our subsidiary, CSP was established in March 1997 and is a joint venture between Chartered (51%), EDB Investments (26.5%), Agilent Technologies Europe B.V. (15%) (previously Hewlett-Packard Europe B.V.), and Singapex (7.5%).
       CSP owns and operates Fab 6. U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. CSP is a consolidated subsidiary. Due to cumulative losses,

the minority interest equity was reduced to zero in the first quarter of 2003. Therefore losses from that point forward have been charged entirely to our consolidated statements of operations.
       Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of CSP including accounting, financial, sales and marketing. Under this agreement, CSP is allocated a portion of our costs in performing such activities.
       From March 1997 until October 2001, we, Agilent Technologies Europe B.V. and EDB Investments had a 51%, 30% and 19% equity interest in CSP, respectively. The ownership was restructured in October 2001 when Agilent Technologies Europe B.V. sold one-half of its 30% share in CSP to Singapex and EDB Investments, in equal proportion, resulting in Chartered, EDB Investments, Agilent Technologies Europe B.V. and Singapex owning 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively. Although Agilent Technologies Europe B.V. had a two-year option from October 2002 to reacquire the ownership interest that was sold, Agilent Technologies Europe B.V. did not exercise the option within the stipulated two-year period and consequently, the option lapsed in October 2004.
       We and Agilent Technologies, Inc. contributed the original process technologies needed by CSP. Such process technologies are licensed to CSP for its own use and CSP cannot sub-license them to others. Agilent Technologies, Inc., CSP and ourselves also cross-license the rights to use such technologies to one another. These cross-licenses allow our respective companies to use the process technologies and related intellectual property licensed to CSP in our respective manufacturing facilities for our general businesses even if such are not related to CSP. Agilent Technologies, Inc. has ceased its technology development for technology nodes beyond 0.25um, and as such, Agilent Technologies, Inc. has ceased to contribute any process technologies involving these technology nodes to CSP and CSP has since then been relying solely on the process technologies contributed by our company.
       Pursuant to our joint venture agreement, the CSP alliance will continue indefinitely so long as there are two or more parties to the alliance. Before any transfer of an interest in CSP can occur, the non-transferring parties may exercise a right of first refusal with respect to the interests proposed to be transferred. Upon a serious, uncured default, the non-defaulting parties have the right to purchase all of the defaulting party’s interest for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party’s interest.
       The reduction in Agilent Technologies Europe B.V.’s ownership in CSP in 2001 also had an impact on Agilent Technologies, Inc.’s obligation to purchase a minimum number of wafers per year and rights to purchase a maximum number of wafers per year from CSP. This reduction automatically resulted in a reduction in Agilent Technologies, Inc.’s maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase commitment requirement. As Agilent Technologies Europe B.V. did not exercise its option to reacquire the ownership interest, Agilent Technologies, Inc.’s maximum capacity entitlement and minimum wafer purchase commitment requirement remains unchanged.
       With the reduction of Agilent Technologies Europe B.V.’s ownership in CSP in 2001, the parties also agreed that directors appointed by Agilent Technologies Europe B.V. would no longer have voting rights, although they would still remain on CSP’s Board of Directors and retain all their other existing rights and obligations. In addition, Agilent Technologies Europe B.V. is no longer a member of CSP’s management committee. CSP’s Board of Directors comprises eight directors. As long as we own more than 50% of CSP, we can elect four of the directors. Agilent Technologies Europe B.V. can elect two directors as long as it owns at least 15% of CSP, EDB Investments can elect one director as long as it holds any ownership interest in CSP and Singapex can elect one director as long as it holds 7.5% of CSP.

Silicon Manufacturing Partners
       In December 1997, we entered into the SMP strategic alliance with Lucent Technologies Microelectronics Pte. Ltd., or Lucent Technologies Microelectronics, now known as Agere Systems Singapore, or Agere Systems Singapore, relating to the joint venture ownership of Fab 5.
       Agere Systems Singapore has a 51% equity interest in SMP and we have a 49% equity interest. SMP’s Board of Directors comprises five directors, three of whom are elected by Agere Systems Singapore and two of whom are elected by us. We nominate the chairman of the Board of Directors and the general manager, while Agere Systems Singapore names the finance director.
       Chartered and Agere Systems Singapore have signed an assured supply and demand agreement with SMP. Under this agreement, each of Chartered and Agere Systems Singapore is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the six months ended June 30, 2005, the wafers started for our company were less than the allocated capacity; however, all parties to the agreement have agreed that such billings for this period will be waived. There were also no such billings made to us for the corresponding period in 2004. To the extent the wafers started for us is less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.
       Pursuant to our agreement, the SMP strategic alliance continues indefinitely until it is terminated by written notice from or by either party. Neither party may give such written notice of termination prior to February 2006, and the termination of the alliance will take effect two years from the date of such termination notice. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, Agere Systems Singapore can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon our serious, uncured breach, Agere Systems Singapore has the right to sell all of its interest in SMP to us at the higher of fair value or the value of its interest based on SMP’s net book value, as defined in the agreement. Upon Agere Systems Singapore’s dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon Agere Systems Singapore’s serious, uncured breach, we have the right to purchase all of its interest in SMP at 90% of fair value. Upon a change of control of a party, the other party has the right to purchase, at fair value, all of such party’s interest in SMP.
       Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of SMP including accounting, financial and human resources. Under this agreement, SMP is allocated a portion of our costs in performing such activities.
       We and Agere Systems Singapore contribute the original process technologies needed by SMP. Such process technologies are licensed to SMP for its own use and SMP cannot sub-license them to others. The licensed technologies are categorized as restricted and unrestricted technologies. We and Agere Systems Singapore also cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if such uses are not related to SMP. We do not cross-license the restricted technologies with one another, which means that only SMP can use such restricted process technologies and intellectual property.
       SMP owns and operates Fab 5, which is adjacent to our Fab 3 building. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. With effect from October 2001, Agere Systems Singapore and we agreed to run Fab 5 and Fab 3 as one integrated operation, while retaining the existing ownership and corporate structure of SMP. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, we and Agere Systems Singapore are able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base.
       We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our due share of SMP’s net results based on the gross sales to the customers that we direct to SMP, after deducting our 49% share of the overhead costs.
       In September 2004, we entered into a Supplemental Agreement to the Joint Venture Agreement to provide that SMP could pay dividends out of the profits of the venture determined on a year to year basis rather than a cumulative basis as previously was the case.
Overview of Wafer Fabrication Services
       Wafer fabrication is an intricate process that requires many distinct steps. Each step in the manufacturing process must be completed with extreme accuracy in order for finished semiconductor devices to work as intended. The processes required to take raw wafers and turn them into finished semiconductor devices are accomplished through a series of steps that can be summarized as follows:
Pre-Fabrication Services
       Circuit Design. Producing a semiconductor device involves designing the layout of its components and designating the interconnections between each component. The result is a pattern of components and connections that defines the function of the semiconductor device. In highly complex circuits, there may be more than 40 layers of electronic patterns.
       We do not design semiconductor devices for our customers. If requested, we assist our customers in the design process by providing them with access to our partners’ EDA tools, design libraries and intellectual property and design services which are proven and have been qualified for our manufacturing processes. Our field engineers assist our customers during the development process to ensure that their designs can be successfully manufactured in volume.
       Mask Making. The design for each layer of a semiconductor wafer is imprinted on a photographic negative called a mask. The mask is the blueprint for each specific layer of the semiconductor wafer. We do not manufacture masks for our customers but provide a service through third party mask shops.
Wafer Fabrication
       Wafer Manufacturing. Transistors and other circuit elements comprising a semiconductor device are formed by repeating a series of processes in which a photosensitive material is deposited on the wafer and exposed to light through a mask. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. This process is repeated for each mask layer. The final step in the wafer fabrication process is to visually and electronically inspect each individual semiconductor device, known as wafer probe, in order to identify the operable semiconductor devices for assembly.
       We manufacture semiconductors using CMOS and BiCMOS processes. CMOS is the most widely used process technology because it requires lower power than other technologies and allows dense placement of components onto a single semiconductor device. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance semiconductor devices that are smaller and faster. BiCMOS process technology combines bipolar’s attribute of high speed with the high density and low power consumption of

CMOS. We use CMOS or a combination of CMOS and BiCMOS for the fabrication of logic, mixed-signal and memory semiconductor wafers.
       We manufacture a variety of semiconductor wafers for a full range of end market applications including communication, computing, and consumer electronics. Examples of the types of semiconductors we manufacture are as follows:

•	Logic. All digital electronic systems, such as computing devices, are controlled by logic semiconductor devices, which process data. Microcontrollers, microprocessors, digital signal processors, and graphics chipsets are all logic devices. We manufacture logic semiconductor wafers primarily for the communication, computer and consumer markets.

•	Mixed-Signal. Mixed-signal semiconductor devices combine analog and digital devices on a single semiconductor device to process both analog signals and digital data. Mixed-signal semiconductor devices are used in applications including wireless equipment, fiber optic communications and data networking. We make mixed-signal semiconductor wafers using both CMOS and BiCMOS processes.

•	Memory. Memory devices store data and can be manufactured as stand-alone devices or embedded in system semiconductor devices, which combine a number of functions, such as logic and memory components. We manufacture stand-alone memory devices including EPROM, EEPROM, SRAM and Flash memory and embedded memory including eSRAM, eEEPROM, and eFLASH (embedded memory that can be erased in a flash) memories. For more information on what these mean, please see “— Manufacturing Facilities.” Memory is used in a range of products from computers and mobile phones to “smart” chip cards.
       Wafer Probe. We provide all aspects of the wafer fabrication process except for wafer probe, which, if requested by the customer, is outsourced to a qualified third party. All steps in the wafer manufacturing process are controlled by our computer-integrated manufacturing, or CIM, system. The CIM system allows us to monitor equipment performance, wafer processing steps and the wafers themselves throughout the fabrication process.
Other Services
       Assembly and Test. After fabrication and wafer probe, the wafers are transferred to assembly and test facilities. The assembly process protects the semiconductor device, facilitates its integration into electronic systems and enables the dissipation of heat. Following assembly, each semiconductor device’s functionality, voltage, current and timing are tested. After testing, the completed semiconductor device is either shipped to the semiconductor device supplier or directly to its final destination.
       Although we are an independent foundry specializing in wafer fabrication, we offer our customers the option to purchase from us finished semiconductor products that have been assembled and tested (turnkey services). When requested by the customer, we outsource assembly and testing of the fabricated semiconductor devices. Alternatively, our customers may directly arrange with assembly and test facilities for these services. Testing includes wafer probe and final testing of assembled semiconductor devices. After final testing, the semiconductor devices are returned to the customer or drop-shipped according to our customers’ specifications.
Customers and Markets
       We manufactured semiconductors for over 100 different active customers in 2004. Our top five customers in 2004, in order of revenue contribution were Broadcom, Agilent Technologies, MediaTek, Freescale and Agere Systems. Collectively, our top five customers accounted for approximately 52% of our total net revenue in 2004, compared with 41% in the previous year. Broadcom, Agilent Technologies and MediaTek each exceeded 10% of our total net revenue in 2004 compared with 2003 where only Broadcom exceeded 10% of our total revenue. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market segments.
       The following table sets forth our top five customers for 2004 in order of revenue:

Customer	Representative Products or Applications

Broadcom	LAN switches/routers and ethernet transceivers, cable modem and set-top boxes
Agilent Technologies	Computer peripherals, mobile phone handsets and networking products
MediaTek	Optical storage and DVD players/recorders
Freescale	Wired and wireless communications
Agere Systems	Mobile phones, computer peripherals and mobile communications infrastructure
       We categorize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution of our revenue for the periods indicated:
       By Percentage:

				Six Months Ended
	2002	2003	2004	June 30, 2005

Americas	71%	64%	68%	71%
Europe	8	13	9	10
Asia-Pacific	11	18	20	16
Japan	10	5	3	3

Total	100%	100%	100%	100%

       By $ (in thousands):

				Six Months Ended
	2002	2003	2004	June 30, 2005

Americas	$315,660	$351,930	$631,150	$265,834
Europe	38,643	72,249	85,125	36,633
Asia-Pacific
— Singapore	2,043	2,862	3,392	1,467
— Others	48,928	100,071	179,206	57,875
Japan	43,967	24,799	33,258	13,579

Total	$449,241	$551,911	$932,131	$375,388

       We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has an additional office in Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Yokohama, Japan; Paris, France; London, United Kingdom; Munich, Germany and Shanghai, China. In 2004, we consolidated some of our U.S. operations within our Austin office, thereby eliminating the need for an office in Boston, Massachusetts.
       Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog.

       We currently allocate a portion of our wafer manufacturing capacity to certain customers under several types of agreements.
Customer Service
       We focus on providing a high level of customer service in order to attract customers and maintain their on-going loyalty. Our culture emphasizes responsiveness to customer needs, flexibility and delivery accuracy. In particular, in the area of flexibility, we work closely with customers to understand their needs and collaborate with them to deliver a solution that is customized to address their requirements. Our customer-oriented and collaborative approach is especially evident in three prime functional areas of customer interaction, customer design development and manufacturing services.
       We emphasize very close interaction with customers throughout the design development and prototyping process. We provide for an account manager to be assigned early in the design development process who coordinates an account team composed of marketing, EDA, silicon engineering, third-party partner and customer service/logistical support. The account team is supported by additional marketing and customer engineering staff in Singapore.
       After the design moves into manufacturing production, ongoing customer support is provided through all phases of the manufacturing process. The account manager teams with a dedicated customer service representative, along with marketing and customer engineering support teams at the factory.
       Our customers continue to have secure, on-line access to design and manufacturing information at Chartered via our recently upgraded Chartered On-Line Access System or COLAS. We are aware that e-Business is a journey and we are continuing to progress further on our path to provide our customers with increasing visibility into the supply chain. As a first step, we have implemented B2B connectivity with all our test and assembly and mask shop partners, which provides us with critical information from our partners near real time. Even more importantly, our customers are also able to access the same information received from our test and assembly and mask shop partners via the COLAS system. We plan to continue to enhance integration and transparency for our customers.
Employees
       As of June 30, 2005, our total staff strength (including employees of our subsidiary, CSP) was 3,764 employees. The following tables sets forth the total number of employees as of the dates indicated by functional responsibility and by geographical locations.

	As of December 31,
				As of June 30,
Functions	2002	2003	2004	2005

Engineering (Modules, Yield Engineering, Process Integration, Product Engineering, Joint Venture Technology, Metrology)	1,214	1,186	1,410	1,551
Manufacturing Operations	1,047	890	900	848
Manufacturing Support	589	591	572	566
Research and Development	279	225	253	297
Administration, Marketing and Finance	414	391	471	502

Total	3,543	3,283	3,606	3,764

	As of December 31,
				As of June 30,
Geographical Locations	2002	2003	2004	2005

Singapore	3,417	3,161	3,479	3,634
Americas	87	84	87	95
Europe	21	17	17	15
Asia-Pacific (other than Singapore)	18	21	23	20

Total	3,543	3,283	3,606	3,764

       In February 2003, we announced our plans to phase out Fab 1 and to consolidate its business into Fab 2 over an estimated 13-month transition period. The consolidation process was completed as scheduled and Fab 1 ceased operations at the end of March 2004. As a result of our consolidation of business, we redeployed 126 of our Fab 1 employees to work at our other Fabs and released the remaining 363 employees. In connection with the ramp up and commencement of production of Fab 7, we redeployed certain of our employees from our other Fabs to work at Fab 7 and also hired new employees. As of June 30, 2005, Fab 7 had 521 employees, a majority of whom comprise new hires.
       Our employees are not covered by any collective bargaining agreements and are not members of a union. We have not experienced any strikes or work stoppages by our employees. We consider our relationship with our employees to be good.
       We provide our employees with customary compensation and benefit plans, including employee bonus plans, an employee share option plan and an employee share purchase plan. Employees of SMP, our 49% owned affiliate, are eligible to receive option grants under our company’s employee share option plan subject to certain exceptions as provided in the plan. In addition, employees of SMP also participate in an employee share purchase plan with terms substantially similar to the share purchase plan for our employees. Please see “Management — Employee Benefit Plans” for a discussion of our share option plan and our share purchase plan.
Research and Development
       The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 2002 and 2003, we invested $95.3 million and $124.1 million, respectively, in research and development. Those investments represented 21.2% and 22.5% of our net revenue for the respective periods. In 2004, our research and development expenses, including our share of expenses related to the IBM joint-development agreement, were $118.3 million, or 12.7% of our net revenue, for the year. Our research and development expenses decreased by 11.5% from $62.1 million in the first half of 2004 to $55.0 million in the first half of 2005, primarily due to the reduction of research and development activities related to 0.13um technologies. As of June 30, 2005, we employ 297 professionals in our research and development department, 56 of whom have PhDs.
       Our investment in research and development allows us to continue developing new and advanced processes down to the 45nm technology node. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.
       Periodically, we update our technology roadmap based on industry trends, expected customer adoption of the technology and our internal development plans.
       In August 2003, we and IBM extended our joint development agreement to include Infineon and in March 2004, the agreement was extended to include Samsung. The March 2004 agreement replaces and is in substitution of our joint development agreement with IBM and Infineon. Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. Additionally, the parties can extend the March 2004 agreement to include 45nm technology.
       In December 2004, we and IBM expanded our joint development efforts to include 45nm bulk CMOS process technology. We expect this reciprocal manufacturing arrangement to enable us to achieve scale, cycle time and cost efficiencies in both leading-edge process technology and 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
       We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures, for the training and staffing costs associated with some of our process technology development programs. $19.0 million and $4.2 million of such grants were disbursed to us in 2004 and the first half of 2005, respectively. These grants are disbursed in connection with research and development carried out in Singapore, based on the amount of expenditures incurred and achievement of program milestones. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the qualifying costs incurred. As our 65nm and 45nm bulk CMOS processes are jointly developed in IBM’s East Fishkill, New York, facilities, we expect that the amount of grants we may be eligible to receive from the Government of Singapore will be significantly reduced in the current year, as compared with 2004.
Equipment and Materials
       We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are scanners, steppers, tracks, etchers, furnaces, wet stations, implanters, sputterers, chemical vapor deposition, chemical mechanical planarization equipment, and metrology equipment. In periods of high market demand, the lead times from order to delivery and complete qualification of some of such equipment can extend beyond 15 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.
       Our manufacturing processes use highly specialized materials, including semiconductor wafers (including SOI wafers), chemicals, gases, targets, quartz, equipment spare parts and consumables and masks. We depend on our vendors of these materials and seek to have more than one vendor for our material requirements. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials at acceptable prices. We source most of our materials, including critical items such as semiconductor wafers, from a limited group of vendors. We purchase most of our key materials on a blanket purchase order basis. We typically do not have long-term contracts with our vendors. For those materials that are wholly procured from one source, we continuously look to identify and qualify alternative sources of supply. We have agreements with key material vendors under which they hold inventory on consignment for us. We are not under any obligation to purchase inventory that is held on consignment until we actually use it. We typically work with our suppliers to forecast our raw material requirements up to six months in advance.

Intellectual Property
       Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes.
       As of June 30, 2005, we had filed an aggregate of 1,965 patent applications worldwide, (1,010 of which had been filed in the U.S.) and held an aggregate of 1,134 issued patents worldwide (722 of which are issued U.S. patents). Of the 1,010 aggregate applications filed in the U.S., 722 had been issued as of June 30, 2005 and 20 had been allowed but not issued. Those 20 allowed patent applications will be issued if and when we pay the applicable issuance fee. (Note: References to aggregate figures include not only the figures for the period itself but figures for previous years as well. Accordingly, if an aggregate of 1,965 patent applications have been filed as of June 30, 2005, these include not only the patent applications filed in the six months ended June 30, 2005 but all patent applications previously filed by our company.)
       The number of patents filed by us in 2003 and 2004 were 199 and 90, respectively, and the number of patents issued to us in 2003 and 2004 were 133 and 198, respectively. In the first half of 2005, the number of patents filed by us was 38 and the number of patents issued to us was 66.
       Our issued patents have expiration dates ranging from 2011 to 2024. All of the allowed and pending patents will expire after 2024. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.
       Our ability to compete also depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. We have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims which could seriously harm our company. There is no such material litigation currently pending against us. Additionally, we market services in several countries in Asia which may not protect our intellectual property rights to the same extent as the U.S.
Competition
       The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are TSMC, UMC and SMIC as well as the foundry operation services of some IDMs, such as IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. In addition to those well-established companies, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in China, Malaysia and Korea are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
       A number of semiconductor manufacturers, including our primary competitors have announced plans to increase their manufacturing capacity. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity during the next few years. If growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.

       The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development, quality, available capacity, device yields, customer service, price, design services, access to intellectual property and EDA tool support.
Environmental Matters and Compliance
       We have implemented an extensive environmental management system. This system is third party certified through an internationally recognized ISO 14001 certifying body. This system enables our operations to identify applicable environmental regulations and assist in evaluating compliance status. Programs are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed.
       We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations and have management systems in place to continue to be in compliance, if we fail to use, discharge or dispose of hazardous materials appropriately, we could subject our company to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be liable for remedial measures if our properties were found to be contaminated even if we were not responsible for such contamination.
Insurance
       We maintain industrial all risk insurance for our facilities, equipment and inventories. The insurance for fabs (including our strategic alliance fabs) and their equipment covers physical damage and consequential losses from natural disaster, business interruption and certain other risks up to their respective policy limits except for exclusions as defined in the policy. We also maintain public liability insurance for losses to others arising from our business operations and carry insurance for business interruption resulting from such events. In addition, we also maintain product liability insurance for damages sustained by others for bodily injury or property damage caused by our product(s) except for exclusions as defined in the policy. Our insurance policies also cover public liability and actions by our employees. Some of our insurance coverage for SMP is under Agere’s global group insurance policies.
       In addition, we also have various insurance policies in place which cover our employees for work-related and general claims, including hospitalization, personal accidents, business travel and workman’s compensation with the exception that prior to December 31, 2004, some of our key employees were covered under insurance policies held by Singapore Technologies through its group insurance policy. We paid our pro rata share of the costs of such Singapore Technologies group insurance policies. Some of our insurance coverage were provided through affiliates of Singapore Technologies. Some of our insurance coverage for SMP is under Agere’s global group insurance program. On December 31, 2004, Temasek, as part of a rationalization plan to manage Temasek’s capital structure more efficiently, acquired all of Singapore Technologies’ interest in our company, referred to as the ST Restructuring. With the ST Restructuring, we are now covering our key employees under our company’s own group insurance.
       While we believe that our insurance coverage is adequate, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our company. We do not insure against the loss of key personnel.
Organizational Structure
       Prior to December 31, 2004, Chartered was part of the Singapore Technologies group of companies. As of December 31, 2004, Chartered is part of the Temasek group of companies. A description of the group and Chartered’s position within the group may be found at “Major Shareholder and Related Party Transactions — Related Party Transactions — The Temasek Group.”

       Currently, Chartered has five subsidiaries, the particulars of which are as follows:

	Country of	Date of	Proportion of
Name of Subsidiary	Incorporation	Incorporation	Ownership Interest

Chartered Silicon Partners Pte Ltd	Singapore	March 1997	51%
Chartered Semiconductor Manufacturing, Inc.	U.S.	June 1991	100%
Chartered Semiconductor Japan Kabushiki Kaisha	Japan	October 2000	100%
Chartered Semiconductor Taiwan Ltd	Taiwan	August 2000	100%
Chartered Semiconductor Europe Ltd	England and Wales	March 2001	100%
Properties
       All of our fabrication facilities and our corporate offices are located in Singapore. Our company had previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas Land (Singapore) Pte Ltd, or Ascendas, a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. The lease runs until 2017 with a conditional option to extend for another 30 years. Following the cessation of our Fab 1 operations, we are evaluating our options with regards to the future of the lease of Fab 1.
       Fabs 2 and 3 and our corporate offices are located on land which we leased from Singapore Technologies, which in turn leased the land from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-leases have been transferred to Terra Investments Pte. Ltd., or Terra, a wholly owned subsidiary of Temasek. These leases run until 2024 with conditional options to extend for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. The sub-leases are registered with the Singapore Land Authority.
       CSP leased the land on which Fab 6 is located from Singapore Technologies, which in turn leased it from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-leases have been transferred to Terra. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Singapore Technologies to JTC for the subject land through 2027.
       Fab 7 is located on land leased to Singapore Technologies by JTC. The lease runs until 2030 with a conditional option to extend for an additional 30 years. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the Agreement for Sub-Licence and Sub-Lease have been transferred to Terra. We have obtained the Temporary Occupation Permit for Fab 7 from the Building and Construction Authority and we will be entering into a sub-lease with Terra for the land for a term of 30 years less one day with rental payments equal to the rent paid by Terra to JTC.
Legal Proceedings
       We are not involved in any legal proceedings which we believe would be harmful to our company.

MANAGEMENT
Directors and Senior Management
       The following table sets forth the name, age and position of each director and member of senior management of our company.
Board of Directors

Name	Age	Position

James A. Norling(1)(2)(4)	63	Chairman of the Board
Chia Song Hwee(1)	42	Director
Sum Soon Lim(2)(3)(4)	62	Director
Robert E. La Blanc(3)	71	Director
Andre Borrel(2)(3)(4)	69	Director
Charles E. Thompson(2)(4)	75	Director
Tsugio Makimoto, PhD	68	Director
Tay Siew Choon(1)(2)(4)	57	Director
Peter Seah Lim Huat(1)(2)(4)	58	Director
Philip Tan Yuen Fah(3)	60	Director
Pasquale Pistorio	69	Director
Senior Management

Name	Age	Position

Chia Song Hwee	42	President and Chief Executive Officer
Ang Kay Chai	46	Senior Vice President, Fab Operations
Michael J. Rekuc	56	Senior Vice President, Worldwide Sales and Marketing
Hsia Liang Choo, PhD	57	Senior Vice President, Technology Development
George Thomas	51	Senior Vice President and Chief Financial Officer
Ang Tang Yong	47	Vice President, Fab Support Operations
Roy Kannan	53	Vice President and Chief Information Officer
Seungil Kim	53	Vice President, Quality and Reliability Assurance
Ng Seng Huwi	47	Vice President, Human Resources
Tan Seng Chai	43	Vice President, Strategy Resources

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.
Biographical Information
James A. Norling
       James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including

President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a Bachelor of Science and a Masters degree in Electrical Engineering from the University of Illinois.
Chia Song Hwee
       Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a member of CPA Australia.
Sum Soon Lim
       Sum Soon Lim has served on our Board of Directors since February 1994. He is currently a corporate advisor to Temasek Holdings (Private) Limited. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Sum was also a corporate advisor to Singapore Technologies Pte Ltd. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank Ltd and Nuri Holdings (S) Pte Ltd, a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd, Singapore Health Services Pte Ltd, Singapore Technologies Telemedia Pte Ltd and Singapore Press Holdings Ltd. He is also a Commissioner in P.T. Indonesian Satellite Corporation. Mr. Sum received his Bachelor of Science (Honors) in Production Engineering from the University of Nottingham, England.
Robert E. La Blanc
       Robert E. La Blanc has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E from Manhattan College and his Master of Business Administration from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.
Andre Borrel
       Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Masters degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.

Charles E. Thompson
       Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.
Tsugio Makimoto, PhD
       Dr. Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a consultant in the field of electronics after retiring from Sony Corporation, or Sony, in May 2005. He joined Sony in 2000 as Corporate Senior Executive Vice President, followed by Corporate Advisor in 2001. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).
Tay Siew Choon
       Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd), ST Telemedia Pte Ltd, SNP-LeeFung Holdings Limited, Straco Corporation Limited and Pan-United Corporation Ltd. He is currently Chairman of SNP Corporation Ltd and Deputy Chairman of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).
Peter Seah Lim Huat
       Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and CEO at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd). Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.
Philip Tan Yuen Fah
       Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He is currently an independent consultant and also sits on the board of companies such as Overseas Union Insurance Ltd and Singapore Food Industries Ltd. Mr. Tan is a

veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after holding various positions since joining the bank in 1979. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Law from the University of Wolverhampton, UK. In addition, Mr. Tan also holds a graduate diploma in Business Administration from the Manchester Business School, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA (Australia).
Pasquale Pistorio
       Pasquale Pistorio has served on our Board of Directors since May 2005 and is currently the Honorary Chairman of STMicroelectronics. Mr. Pistorio brings to Chartered more than 38 years of industry leadership experience. Mr. Pistorio is known for his business acumen, his contributions to Europe’s microelectronics industry, and his strong advocacy of environmental protection and corporate social responsibility. Among his numerous accolades, Mr. Pistorio received the “Lifetime Achievement Award” from Reed Electronics Group in 2003, was named first place in the “Top 25 Movers and Shakers” ranking by Time magazine in 2002, and was voted among the top 50 “Stars of Europe” by Business Week magazine. Mr. Pistorio’s greatest achievement was the integration of SGS Group with Thomson Semiconducteurs in 1987 to form SGS-THOMSON Microelectronics, which was renamed STMicroelectronics in 1998. Mr. Pistorio served as STMicroelectronics’ president and CEO from 1998 until his retirement in March 2005, during which STMicroelectronics grew to become one of the world’s top semiconductor companies. Mr. Pistorio holds a degree in electronics from the Polytechnic of Turin, Italy.
Ang Kay Chai
       Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002. Mr. Ang is responsible for manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab start-up, transfer of 0.25um and 0.18um technology and development of foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.
Michael J. Rekuc
       Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as our President of our Americas operations. Mr. Rekuc brings nearly 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His last few positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two-year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence University of Michigan.
Hsia Liang Choo, PhD
       Dr. Hsia Liang Choo has served as our Senior Vice President, Technology Development since June 2005. He is responsible for Chartered’s technology development organization and directing our company’s efforts toward technology leadership in the foundry industry. From October 2000 to May 2005, Dr. Hsia served as our Vice President of Advanced Module Development and led Chartered’s collaborative development efforts at 90nm and 65nm. Dr. Hsia draws on nearly 25 years of experience in semiconductor technology development. Prior to Chartered, Dr. Hsia was director of technology development at United Microelectronics Corporation in Taiwan. He also spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia was awarded 25 US patents with 16 more pending, and his work was featured in more than 80 technical publications. Dr. Hsia holds a doctorate degree in physics from Ohio State University.
George Thomas
       George Thomas has served as our Senior Vice President and Chief Financial Officer since March 2005 and oversees our company’s finance, investor relations and legal functions. He also served as our Vice President and Chief Financial Officer since August 2002 and Vice President of Finance since September 2000. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/ Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his bachelor degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.
Ang Tang Yong
       Ang Tang Yong has served as our Vice President, Fab Support Operations since July 2002 and has overall responsibility for facilities and supply management. Mr. Ang first joined our company in 1993 as Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of Silicon Manufacturing Partners Pte Ltd, and as General Manager of Chartered Silicon Partners Pte Ltd. Mr. Ang has more than 20 years of working experience in the semiconductor industry. Prior to joining our company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master’s degree in business administration from the State University of New York.
Roy Kannan
       Roy Kannan has served as our Vice President and Chief Information Officer, or CIO, since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of our company’s data, voice, network and security infrastructure, as well as the management of information systems, or IS, operations and data centers. During Mr. Kannan’s more than 20 years of experience in the IS industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad.

Seungil Kim
       Seungil Kim has served as our Vice President, Quality and Reliability Assurance, or QRA, since March 2005. Mr. Kim is responsible for Chartered’s quality control and reliability assurance management initiatives, for continually enhancing our company’s global standards of quality excellence in operational and business best practices across its fabrication facilities and regional offices worldwide. Mr. Kim brings more than 20 years of experience in the semiconductor industry, and has held management positions in QRA, sales and marketing, and fab operations. Before joining Chartered, he was senior advisor of QRA with United Microelectronics Corporation in Taiwan. Prior to that, Mr. Kim spent 15 years with Hynix Semiconductor in the United States and Korea. His last position was president and CEO of Hynix Semiconductor Manufacturing America and was responsible for the region’s activities, including manufacturing, QRA, engineering and facilities management. Previously in Korea, he served as senior vice president of Hynix Semiconductor Manufacturing Division and vice president of corporate quality and reliability division. He started his career with IBM Corporation in East Fishkill, New York, as a senior associate engineer responsible for semiconductor product quality assurance testing. Mr. Kim holds a bachelor’s degree in electrical engineering from Illinois Institute of Technology, Chicago.
Ng Seng Huwi
       Ng Seng Huwi has served as our Vice President, Human Resources since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 23-year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.
Tan Seng Chai
       Tan Seng Chai has served as our Vice President, Strategy Resources since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our company in April 1996 as a human resource manager. Mr. Tan has more than 17 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Honors) from the National University of Singapore in 1987 and a Master of Science (Industrial and System Engineering) from the National University of Singapore in 1991.
Compensation of Directors and Senior Management
       The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal years ended December 31, 2003 and December 31, 2004 were approximately $3.0 million and $3.4 million, respectively. The increase in the aggregate compensation in 2004 was mainly due to the increase in senior management’s salary as a result of the restoration of their pay cut in January 2004. The pay cut was effected in June 2002. We also provide our directors and our senior management with customary director or senior management insurance, as appropriate.

       The table below sets out the compensation paid to our directors during the fiscal year ended December 31, 2004:

	Salary(1)	Bonus(2)	Others(3)	Director’s Fees(4)	Total

	(in $ thousands)
James A. Norling	—	—	—	85	85
Lim Ming Seong(5)	—	—	—	45	45
Chia Song Hwee	416	—	29	—	445
Sum Soon Lim	—	—	—	40	40
Robert E. La Blanc	—	—	—	45	45
Andre Borrel	—	—	—	53	53
Charles E. Thompson	—	—	—	45	45
Tsugio Makimoto	—	—	—	35	35
Tay Siew Choon	—	—	—	39	39
Peter Seah Lim Huat	—	—	—	35	35
Philip Tan Yuen Fah	—	—	—	38	38

Total as of December 31, 2004	416	—	29	460	905

Total as of December 31, 2003	295	11	34	431	771

Notes:

(1)	Base salary (inclusive of employers’ CPF).

(2)	Economic Value Added, or EVA (inclusive of employers’ CPF).

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	The increase in Directors’ fees in 2004 was due to the restoration of a 50% cut in the Directors’ attendance fees in January 2004. The cut in the attendance fees was effected in 2001.

(5)	Mr. Lim Ming Seong retired in April 2005.
       During 2004, we also granted options to purchase 4,855,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise prices of these options range from S$1.02 to S$1.70. The expiration dates of these options range from February 27, 2009 to July 30, 2014, subject to annual vesting requirements.
       In 2004, except for a quarterly bonus paid in the first quarter of 2004 relating to the performance of fourth quarter of 2003, no other bonus was paid or accrued to our senior management. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus. None of our directors receive benefits upon termination of their appointment in their capacity as directors.
Board Practices
Board Composition
       Our Articles of Association set the minimum number of directors at two. We currently have 11 directors. A portion of our directors (including our President and Chief Executive Officer) are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party through notice provisions. Mr. Lim Ming Seong, our Deputy Chairman of the Board, retired at our annual general meeting of shareholders in April 2005 and did not seek re-election. Mr. Pasquale Pistorio was appointed to our Board of Directors on May 31, 2005.
       As of June 30, 2005, Temasek, through its subsidiary, ST Semiconductors, beneficially owned approximately 60.1% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
       Under Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:

•	the requirement that a majority of Board members must be independent;

•	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and

•	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.
       A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Temasek through its subsidiary owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for a “Controlled Company” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.
       In addition, the current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. Although one of our Audit Committee members does not qualify as an independent director under the Nasdaq rules, we are currently exempt from this requirement pursuant to an exemption we previously received from Nasdaq. In the event we are no longer able to rely on this exemption in the future, we anticipate that we would rely on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board makes a determination that, under exceptional and limited circumstances, the director’s membership on the committee is in the best interests of the company and its shareholders. Each of our Audit Committee members is an “independent” director, as such term is used in Section 10A-3(m)(3) of the Exchange Act.
       The Board of Directors held four meetings during the fiscal year ended December 31, 2004, all of which were regularly scheduled meetings. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.
Committees of the Board of Directors
Executive Committee
       The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held four meetings during the fiscal year ended December 31, 2004.

Audit Committee
       The Audit Committee of our Board of Directors consists of four members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and code of ethics.
       The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc and Andre Borrel. The Audit Committee held seven meetings during the fiscal year ended December 31, 2004.
Executive Resource and Compensation Committee
       The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
       The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The ERCC held four meetings during the fiscal year ended December 31, 2004.
Nominating Committee
       The Nominating Committee, or the NC, of our Board of Directors was established primarily to support and advise our company in ensuring that the Board of our company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The NC is responsible for recommending suitable candidates to the Board for election as directors of our company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board. The members of the NC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The NC held four meetings during the fiscal year ended December 31, 2004.
Budget Committee
       We dissolved our Budget Committee on April 29, 2004 as most of its functions had been taken over by the other committees. Prior to its dissolution, the Budget Committee of our Board of Directors was responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget as well as our capital spending and financial plans. The members of the Budget Committee were Messrs. Andre Borrel (chairman), Sum Soon Lim and Tay Siew Choon.

Share Ownership for Directors and Senior Management
       The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares including ordinary shares held directly or in the form of ADSs for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of June 30, 2005, based on an aggregate of 2,511,348,850 ordinary shares outstanding as of such date.

	No. of Ordinary Shares
Directors	Beneficially Owned(1)

James A. Norling	1,662,631
Chia Song Hwee	3,711,845
Sum Soon Lim	809,941
Robert E. La Blanc	386,079
Andre Borrel	487,383		Please see
Charles E. Thompson	371,575	>	Note (2)
Tsugio Makimoto	314,825		below
Tay Siew Choon	454,073
Peter Seah Lim Huat	240,330
Philip Tan Yuen Fah	85,000
Pasquale Pistorio	250,000

All directors and senior management(3) as a group (20 persons)	14,410,335

Notes:

(1)	Gives effect to the ordinary shares issuable within 60 days from June 30, 2005 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 132,070 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(2)	Less than 1% of our outstanding shares.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding shares.
Share Options for Directors
       The following table contains information pertaining to share options held by directors as of June 30, 2005.

Directors	As of June 30, 2005		Exercise Price S$	Exercise Period

James A. Norling	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000	*	1.70	27/02/2005 to 27/02/2009

Directors	As of June 30, 2005		Exercise Price S$	Exercise Period

Chia Song Hwee	10,467		1.18	28/10/1997 to 28/10/2006
	20,935		1.00	28/11/1998 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000	*	1.70	27/02/2005 to 27/02/2014
	220,000	*	1.02	30/07/2004 to 30/07/2014
Sum Soon Lim	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	*	1.70	27/02/2005 to 27/02/2009
Robert E. La Blanc	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	*	1.70	27/02/2005 to 27/02/2009
Andre Borrel	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000	*	1.70	27/02/2005 to 27/02/2009

Directors	As of June 30, 2005		Exercise Price S$	Exercise Period

Charles E. Thompson	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	*	1.70	27/02/2005 to 27/02/2009
Tsugio Makimoto	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	*	1.70	27/02/2005 to 27/02/2009
Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000	*	1.70	27/02/2005 to 27/02/2009
Tay Siew Choon	23,443		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	*	1.70	27/02/2005 to 27/02/2009
Philip Tan Yuen Fah	85,000	*	1.70	27/02/2005 to 27/02/2009
Pasquale Pistorio	—		—	—

Note:

*	Options that were granted in 2004.
Employee Benefit Plans
Share Option Plan 1999
       On March 30, 1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code.
       The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:

•	the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

•	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.
       The aggregate number of shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 shares, as adjusted from 197,160,000 to give effect to the October 2002 rights offering.
       If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC. The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. In no event will the exercise price for an option be below par value.
       The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan.
       Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.
       As of June 30, 2005, options to purchase 106,585,830 ordinary shares were issued and outstanding under our 1999 Option Plan, of which 20,388,600 were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.69 to S$14.24 and the expiration dates of all options range from October 3, 2005 to March 24, 2015.
       The 1999 Option Plan will terminate automatically on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The ERCC may amend, suspend or terminate the 1999 Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.
Employee Share Purchase Plans
       In May 2001, we implemented a Chartered Employee Share Purchase Plan 2001, which we refer to as the Chartered ESPP 2001, and a Share Purchase Plan for Employees of SMP, which we refer to as the SMP ESPP 2001. The purpose of the plans was to put our respective companies in a competitive position as an employer. Employees purchase shares from our respective companies through payroll deductions.
       The aggregate number of shares that were available for purchase under the Chartered ESPP 2001 and the SMP ESPP 2001, was an aggregate number of 11,721,955 shares.
       All available shares under the Chartered ESPP 2001 and the SMP ESPP 2001 were issued and allotted by the end of February 2004, and as a result, both the Chartered ESPP 2001 and the SMP ESPP 2001 were terminated.
       A new Chartered Employee Share Purchase Plan, which we refer to as the Chartered ESPP 2004, and a new Share Purchase Plan for employees of SMP, which we refer to as the SMP

ESPP 2004, were approved by shareholders at our 2004 Annual General Meeting. The aggregate number of shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004, is an aggregate number of 30,000,000 shares with a limit of 3,000,000 shares per calendar year (and a limit of 1,500,000 shares per offering period). The first offering period of the new Chartered ESPP 2004 and the SMP ESPP 2004 commenced on September 1, 2004 and ended on February 28, 2005. A total of 1,496,640 shares were issued on March 2, 2005 during this first offering period.
Equity Compensation Plan Information as of June 30, 2005

(c)
Number of Securities
	(a)				Remaining Available
	Number of Securities		(b)		for Future Issuance
	to be Issued upon		Weighted-average		under Equity
	Exercise of		Exercise Price of		Compensation Plans
	Outstanding Options,		Outstanding Options,		(Excluding Securities
Plan Category	Warrants and Rights		Warrants and Rights		in Column (a))

Equity compensation plans approved by shareholders	106,585,830		$2.28		127,102,849
Equity compensation plans not approved by shareholders	N.A.	*	N.A.	*	N.A.	*
Total	106,585,830		$2.28		127,102,849

Note:

*	Chartered does not have any equity compensation plans which have not been approved by shareholders.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS
Major Shareholder
       The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of June 30, 2005 based on an aggregate of 2,511,348,850 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)

Shareholders Holding 5% or More(3)	Number	Percentage

Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.1%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors, because it is the parent company of ST Semiconductors.
       Our company is majority owned by ST Semiconductors. Prior to the ST Restructuring, ST Semiconductors was a wholly-owned subsidiary of Singapore Technologies and as such, Singapore Technologies was deemed to beneficially own the shares owned by ST Semiconductors, because it was the parent company of ST Semiconductors.
       However, pursuant to the ST Restructuring and Temasek’s acquisition of all of Singapore Technologies’ shareholdings in ST Semiconductors, Singapore Technologies has ceased to be the parent company of ST Semiconductors and accordingly, Singapore Technologies no longer has any deemed interest in our company. Singapore Technologies has ceased to be a substantial shareholder of our company with effect from December 31, 2004.
       As of June 30, 2005, 720,583 of our ordinary shares, representing 0.03% of our outstanding shares, were held by a total of 106 holders of record with addresses in the U.S. As of the same date, 4,287,265 of our ADSs (representing 42,872,650 ordinary shares), representing 1.71% of our outstanding shares, were held by a total of 13 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.
Related Party Transactions
The Temasek Group
       Prior to the ST Restructuring on December 31, 2004, Singapore Technologies (then a subsidiary of Temasek) was our substantial shareholder and was a holding company for a group of companies. Pursuant to the ST Restructuring, Temasek acquired all of Singapore Technologies’ interest in our company. Temasek is owned by the Minister for Finance (Incorporated) of Singapore and is an Asia investment company with investments in a range of industries: telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences.
       As of June 30, 2005, Temasek, through its wholly-owned subsidiary, ST Semiconductors, beneficially owned approximately 60.1% of our outstanding ordinary shares and, as a result, is able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Mr. Peter Seah Lim Huat is a member of the Temasek Advisory Panel and Mr. Sum Soon Lim is a corporate advisor to Temasek.
       We also have contractual and other business relationships with several of Temasek’s affiliates and we may also engage in material transactions with several of Temasek’s affiliates from time to time. Consequently, conflicts of interest may arise between us in certain circumstances.
Financial Support Provided by Singapore Technologies
       In 2004, we had contracted with Singapore Technologies a majority of our forward purchases of foreign exchange. From time to time, we advance funds to or borrow funds from Singapore Technologies at interest rates comparable to rates offered by commercial banks in Singapore. We also participate with Singapore Technologies and/or its affiliates in a pooled cash management arrangement managed by a bank where cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other Singapore Technologies affiliates participating in the arrangement at prevailing interbank rates. We also placed short-term deposits with Singapore Technologies and/or its affiliates having maturities of less than three months. The interest income received in 2002, 2003 and 2004 was $7.5 million, $6.7 million and $2.9 million, respectively. Singapore Technologies also provided us with a short-term credit facility. Pursuant to the ST Restructuring, these activities have discontinued, except for outstanding forward exchange contracts at the end of 2004 with Singapore Technologies which will be held until maturity.
       As of December 31, 2004, $28.1 million of our debt was guaranteed by Singapore Technologies. None of our debt was guaranteed by Singapore Technologies as of June 30, 2005. Notwithstanding the ST Restructuring, Singapore Technologies has agreed to continue to guarantee such debt until it is repaid this year.
Corporate Services Provided by Singapore Technologies
       Prior to December 31, 2004, we had a service agreement with Singapore Technologies pursuant to which it provided us with management and corporate support services such as treasury, cash management, internal audit, training and executive resources, information technology, bank guarantees and provision of standby credit facilities. In return for those services, support and benefits, we paid Singapore Technologies an annual management fee based on a service based fee arrangement. The management fee was itemized to allow us to compare them with similar services provided by unrelated third parties. In addition, we reimbursed Singapore Technologies for the third-party costs and expenses it incurred on our behalf. Pursuant to the ST Restructuring, the service agreement with Singapore Technologies was terminated with effect from December 31, 2004 and we will now perform these services internally or directly contract with other service providers.
       In 2002, 2003 and 2004 management fees paid or payable to Singapore Technologies amounted to $4.0 million, $3.4 million and $2.7 million, respectively. In addition, we reimbursed Singapore Technologies for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through Singapore Technologies. Such reimbursements totaled $14.8 million, $8.5 million and $7.1 million in 2002, 2003 and 2004, respectively.
Other Transactions with the Temasek Group
       In 2004, we transacted business with Singapore Technologies and several of its affiliates in the normal course of our respective businesses.
       We paid STATS ChipPAC $10.4 million, $13.5 million and $19.1 million in 2002, 2003 and 2004 respectively, for services rendered in those years. We also paid other affiliates of Singapore Technologies $1.4 million, $1.4 million and $2.2 million in 2002, 2003 and 2004, respectively, for services rendered in those years. We purchased $0.3 million, $0.2 million and $0.4 million in assets from affiliates of Singapore Technologies in 2002, 2003 and 2004, respectively.

       Our company had previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas. The lease runs until 2017 with a conditional option to extend for another 30 years. Following the cessation of our Fab 1 operations, we are evaluating our options with regards to the future of the lease of Fab 1.
       Fabs 2 and 3 and our corporate offices are located on land which we leased from Singapore Technologies which in turn leased the land from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-leases have been transferred to Terra. These leases run until 2024 with conditional options to extend for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter.
       CSP leased the land on which Fab 6 is located from Singapore Technologies, which in turn leased it from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-lease have been transferred to Terra. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027.
       Fab 7 is located on land leased to Singapore Technologies by JTC. The JTC lease runs until 2030 with a conditional option to extend for an additional 30 years. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the Agreement for Sub-Licence and Sub-Lease have been transferred to Terra. We have obtained the Temporary Occupation Permit for Fab 7 from the Building and Construction Authority and will be entering into a sub-lease with Terra for the land for a term of 30 years less one day with rental payments equal to the rent paid by Terra to JTC.
       Lease payments made to Ascendas for Fab 1 and Singapore Technologies for Fabs 2, 3, 6 and 7 for the years ended December 31, 2002, 2003 and 2004 were approximately $2.1 million, $2.8 million and $2.8 million respectively.
       In 2004, some of our insurance coverage was held under various insurance policies which were negotiated and maintained by Singapore Technologies but billed directly to us. This enabled us to benefit from the group rates negotiated by Singapore Technologies. Pursuant to the ST Restructuring, we now maintain our own insurance policies under our company’s group insurance.
       We also engaged in transactions with other companies directly or indirectly controlled by Temasek in the ordinary course of business. These transactions, such as phone services from Singapore Telecommunications and airline tickets from Singapore Airlines, are on customary terms and conditions and are generally not subject to review by the Audit Committee.

DESCRIPTION OF SENIOR NOTES
       The senior notes will be issued under an indenture dated as of April 2, 2001, as supplemented by a supplemental indenture relating to each series of the senior notes, to be dated as of August 3, 2005 between us and The Bank of New York, as trustee. Unless we state otherwise, when we refer to the indenture in this document, we are referring to the indenture as supplemented by the supplemental indenture. The U.S. Trust Indenture Act of 1939, as amended, will govern the terms of the indenture. References to “we,” “us,” “our” and “Chartered” in this section refer only to Chartered Semiconductor Manufacturing Ltd and its successors under the indenture and do not include subsidiaries of Chartered.
       The following description of the terms of the indenture and the senior notes is a summary. This summary does not restate the indenture or the senior notes in full and excludes certain definitions and complex legal terminology contained in the indenture. While we believe this summary contains all of the information about the indenture important to your decision to purchase the senior notes, it does not include all of the provisions of the indenture that you may feel are important. It is the indenture, and not this summary, that will define your rights as a holder of senior notes. A copy of the proposed form of indenture (excluding the supplemental indenture) has been filed as an exhibit to the registration statement of which this document is a part and is available as set forth under “Where You Can Find More Information” in the accompanying prospectus.
       Additionally, the general terms and provisions of the debt securities described in the accompanying prospectus under “Description of Debt Securities” apply to the senior notes except to the extent that the specific description of the terms of the senior notes and the indenture in this document is inconsistent, in which case the description of the specific terms and conditions in this document will apply.
General
       We will issue $375 million aggregate principal amount of 5.75% senior notes due 2010 and $250 million aggregate principal amount of 6.375% senior notes due 2015. The senior notes will be our unsecured, senior, unsubordinated indebtedness, and will rank equal to our present and future unsecured, senior, unsubordinated indebtedness, as described below under “— Ranking.” We are required to pay 100% of the principal amount of the senior notes when they mature on August 3, 2010 and August 3, 2015, respectively.
       Each series of the senior notes will bear interest at the rate per annum indicated on the cover page of this document from August 3, 2005 or from the most recent interest payment date to which interest has previously been paid or provided for. Starting from February 3, 2006, the first interest payment date, we will pay interest semi-annually on February 3 and August 3 of each year to holders of senior notes on the January 19 or July 19 immediately preceding such interest payment date. Interest will be computed from and including the prior interest payment date (or, in the case of the first interest payment date, from and including August 3, 2005) to but excluding the next interest payment date on the basis of a 360-day year of twelve 30-day months. If we default on any principal payment, whether at the stated maturity or otherwise, the senior notes will continue to accrue interest and, to the extent permitted by law, interest will accrue on any overdue interest at the interest rate applicable to the senior notes.
       The senior notes may be subject to redemption at our option as described below in “— Optional Tax Redemption by Chartered.” You may require us to repurchase the senior notes at your option as described below in “— Repayment at Option of Holders.”
       The senior notes will not be entitled to the benefits of any sinking fund.
       The senior notes will be issued only in fully registered form, in denominations of $1,000 and integral multiples of $1,000.

Ranking
       The senior notes will be our unsecured, senior and unsubordinated obligations. The senior notes will at all times have the same right of payment without preference among themselves. In addition, the senior notes will have the same right of payment as all our other existing and future unsecured, senior, unsubordinated obligations. The senior notes, however, will be effectively subordinated to (1) the indebtedness and other liabilities of our subsidiaries and joint ventures and (2) any of our secured obligations with respect to assets that secure such obligations. The terms of the senior notes do not prevent us, our subsidiaries or our joint ventures from incurring additional debt in the future. As described below under “— Negative Pledge,” with some exceptions, there are restrictions on the ability of our company and our material subsidiaries to secure any indebtedness.
       We currently conduct some of our business through subsidiaries and joint ventures, and we may in the future conduct additional business through subsidiaries and joint ventures or transfer existing operations and assets to subsidiaries and joint ventures. If we were to transfer our assets to such entities, those assets could be used in some cases by such entities to secure their debt.
       To the extent that we conduct our business through subsidiaries and joint ventures, we will be dependent on the cash flow of our subsidiaries and joint ventures to meet our payment obligations, including the obligation to make payments on the senior notes. We expect the proportion of our cash flow that is generated by our subsidiaries and joint ventures to increase over the next several years. Our subsidiaries and joint ventures have no obligations to pay any amounts due under the senior notes or to make any funds available to us for that purpose, whether through dividends, loans or other payments.
       As of June 30, 2005, we had consolidated debt of approximately $1,361.0 million. This amount includes $1,043.1 million of debt of our company, which is unsecured and unsubordinated debt, and $317.9 million of debt of our subsidiaries. As of June 30, 2005, after giving pro forma effect to the issuance of the senior notes and the concurrent sale of the units, of which the amortizing bonds are a component, we would have had consolidated debt of approximately $2,024.9 million, including $575.0 million original principal amount ($664.1 million accreted principal amount) of our existing convertible notes, which we intend to repurchase in a tender offer or redeem at maturity in April 2006. The senior notes would have been effectively subordinated to $317.9 million of this consolidated debt at such date.
Global Securities and Book-Entry System
       The senior notes will be represented by global notes registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global notes will be shown on, and transfers of such beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream.
       Ownership of beneficial interests in the senior notes will be limited to persons that have accounts with DTC (“participants”) or persons that may hold interests through participants. Upon the issuance of the senior notes, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the senior notes beneficially owned by such participants. The accounts to be credited will be designated by the underwriter or any dealers or agents participating in the distribution of the senior notes. Ownership of senior notes will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in the senior notes.

       So long as DTC, or its nominee, is the registered owner of the senior notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the senior notes under the indenture. Except as described herein, beneficial owners of the senior notes will not be entitled to have the senior notes registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing the senior notes and will not be considered the owners or holders of the senior notes under the indenture. Accordingly, to exercise any rights of a holder under the indenture, each person beneficially owning the senior notes must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.
       We understand, however, that under existing industry practice, DTC will authorize the persons on whose behalf it holds the senior notes to exercise certain rights of holders of the senior notes, and the indenture provides that we, the trustee and our respective agents will treat as the holder the persons specified in a written statement of DTC with respect to the senior notes for purposes of obtaining any consents or directions required to be given by holders of the senior notes pursuant to the indenture.
       We will make payments of principal of, and interest on the senior notes on the date such principal of, or interest on the senior notes is due and payable (or, if such date is not a business day, on the next succeeding business day) to DTC or its nominee, as the case may be, as the registered holder of the senior notes. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the senior notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
       We expect that DTC, upon receipt of any payment of principal of, or interest on the senior notes, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of the senior notes held by each participant as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the senior notes held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants.
       We will issue certificated senior notes in exchange for the global notes if DTC is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the senior notes represented by one or more global notes and, in that event, we will issue certificated senior notes in exchange for the global notes. Global notes will also be exchangeable by the holders for certificated senior notes if an event of default with respect to the senior notes has occurred and is continuing. Any certificated senior notes issued will be registered in such name or names as DTC shall instruct the trustee. We expect that such instructions will be based upon directions received by DTC from participants with respect to the senior notes.
       We will send any redemption notices to Cede & Co. We understand that if less than all of the senior notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed.
       DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC accepts securities for deposit from participants and facilitates the clearance and settlement of transactions in securities between participants. This is done through electronic book-entry changes in accounts of its participants, which eliminates the need for physical movement of certificates. Participants include securities brokers and dealers (including the underwriters for the senior note offering), banks, trust companies and clearing corporations. Indirect access to DTC’s systems is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant.
       Euroclear and Clearstream have advised us that they hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. They also interface with domestic securities markets. Euroclear and Clearstream participants include financial institutions, securities brokers and dealers (including the underwriter for the senior note offering), banks and trust companies. Indirect access to Euroclear or Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream participant.
       We have obtained the foregoing information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.
Payment and Paying Agents with Respect to Certificated Senior Notes
       If the senior notes have been issued as definitive senior notes, the principal of, and interest on the senior notes shall be payable at our office or agency maintained for such purpose in The City of New York, Singapore, or at such other office or agency as may be maintained by us for such purpose; provided, however, that, at our option, interest may be paid by check mailed to addresses of the persons entitled to such interest payments as such addresses shall appear on the principal security register. The payment of principal is made against presentation and surrender of the definitive senior notes at the office of any paying agent.
       All moneys paid by us to a paying agent for the payment of the principal of or interest on any senior note that remain unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us and, afterwards, the holder of that senior note may look only to us for payment.
       Claims in respect of payment of principal of, and interest on, the senior notes will be prescribed unless made within a period of ten years, in the case of principal, and five years, in the case of interest, from the date when the relevant principal or interest becomes due and payable.
Exchange; Transfer Agent
       At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities as we explain in “— Global Securities and Book-Entry System” above, senior notes will be exchangeable for senior notes of any authorized denomination and of the same aggregate principal amount.
       You may present your senior notes for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of senior notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with that registration. Transfers or exchanges will become effective once the security registrar or the transfer agent is satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as security registrar.
       We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the senior notes.

Notices and Title
       All notices will be published in English in London in the Financial Times and in New York in The Wall Street Journal, provided that for so long as any senior notes are represented by global notes, notices may be given by delivery of the relevant notice to DTC, Euroclear and Clearstream, for communication by them to their respective participants in substitution for publication in any such newspaper. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by us with general circulation in the respective market regions. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.
       We, the trustee and any agent of us or the trustee may treat the person in whose name a senior note is registered as the absolute owner of such senior note (whether or not such senior note may be overdue) for the purpose of making payment and for all other purposes.
Redemption on Maturity
       Unless previously redeemed, converted or purchased and canceled, we will redeem the senior notes at 100% of the principal amount, plus any accrued and unpaid interest, on August 3, 2010 and August 3, 2015, respectively.
Optional Tax Redemption by Chartered
       The senior notes are redeemable at our option, in whole but not in part, upon not less than 30 nor more than 60 calendar days’ notice, at a redemption price equal to the principal amount, plus any accrued and unpaid interest to the redemption date, if we determine that, as a result of (1) any change in or amendment to the laws or regulations of Singapore or any authority of or in Singapore having power to tax, or rulings promulgated under any such laws or regulations or by any authority of or in Singapore having power to tax, (2) any change in the general application or official or judicial interpretation of any such laws, regulations or rulings, or (3) any change in the general application or official or judicial interpretation of, or any execution or amendment to, any treaty or treaties affecting taxation to which Singapore is a party, which change, execution or amendment, in each case, becomes effective on or after August 3, 2005, we have been or will be required to pay additional amounts with respect to the senior notes as described below under “— Payment of Additional Amounts.”
       Notice of the exercise of our optional tax redemption will also be published as necessary as described below under “— Notices and Title.” Prior to any such redemption, we will provide the trustee with a legal opinion that the conditions precedent to such redemption have occurred. On and after the redemption date, interest will cease to accrue on senior notes or portions of senior notes called for redemption unless we default in the payment of the redemption price for the senior notes.
Repayment at Option of Holders
       If a repayment event described below occurs, each holder of senior notes will have the option to require us to repay in cash such holder’s senior notes at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment. Each holder may require us to repay all or any part of the senior notes so long as the principal amount at maturity of the senior notes being repaid is an integral multiple of $1,000.

       A repayment event occurs if:

•	Temasek ceases to beneficially own at least 30% of our voting securities;

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires beneficial ownership of our voting securities that is greater than the beneficial ownership of Temasek of our voting securities; or

•	Temasek ceases to control our company,
       where “beneficial ownership” will be determined in accordance with Rules 13d-3 and 13d-5 of the Exchange Act; “voting securities” refers to all of our outstanding securities entitled to vote generally in elections of our directors; “control” means (1) possession, directly or indirectly, of more than 50% of our voting securities or (2) the ability, directly or indirectly, to influence any decision of, or to direct or cause the direction of, our management and policies, including decisions pertaining to operations and maintenance.
       In addition, while a consolidation or merger involving us or a reclassification of our shares may not constitute a repayment event, it will be subject to certain general restrictions as described under “— Restrictions on Our Consolidation, Merger and Other Events.”
       As soon as practicable, but in no event later than five business days after we become aware of the occurrence of an event that requires repayment as described above, we will mail to the trustee and to each registered holder of the senior notes a written notice which identifies such event and specifies the procedures required for exercise of a holder’s right to require us to repay its senior notes. We will fix the date for repayment on a date that is 45 days from the notice date. Such notice to holders will be published as necessary as specified in “— Notices and Title.”
       Each holder electing to have any of its senior notes repaid must deliver a written notice to us, the trustee and the paying agent at least ten days prior to the repayment date. The notice must specify the principal amount of the senior notes submitted for repayment. The form of such notice can be obtained at the offices of the trustee in New York, New York.
Negative Pledge
       So long as any senior note remains outstanding, we will not, and will procure that none of our material subsidiaries will, create or permit to subsist any security interest upon the whole or any part of any present or future property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness without (1) at the same time or prior thereto securing the senior notes equally and ratably with such securities or otherwise in a manner satisfactory to the trustee or (2) providing such other security for the senior notes as the trustee may, in its absolute discretion, deem to be not materially less beneficial to the holders of senior notes or as may be approved by the holders of at least a majority in principal amount of the outstanding senior notes; provided, however, that the foregoing restriction shall not apply to any security interest upon the whole or a part of any property or assets of us or any of our material subsidiaries, which security interest is:

(1)	existing on August 3, 2005;

(2)	to secure any of our indebtedness (including capitalized lease obligations) incurred solely for the purposes of financing all or any part of the purchase price or cost of acquisition, design, development, construction, equipping, installation, alteration, repair or improvement of any property or assets acquired by us after August 3, 2005; provided that (1) the security interest is confined to such property or assets, (2) the principal amount of indebtedness secured by such security interest shall not exceed such cost and (3) the security interest attaches to such property or assets concurrently with or within 120 days of the time of the acquisition of such property or assets or the completion of the activity being financed;

(3)	to secure any indebtedness existing on (1) any property or asset of any entity at the time we or one of our subsidiaries acquire such entity after August 3, 2005, whether by merger, consolidation or otherwise or (2) any property or asset at the time it is acquired by us or one of our subsidiaries after August 3, 2005; provided that in each case such security interest shall not have been created in contemplation of or in connection with such acquisition;

(4)	on the property, assets or accounts of a material subsidiary to secure indebtedness (including capitalized lease obligations) incurred for the purpose of financing all or any part of the purchase price or cost of acquisition, design, development, construction, installation, equipping, alteration, repair or improvement of property, plant or equipment of such material subsidiary;

(5)	upon any debt service reserve or similar account of our company or any of our material subsidiaries established or existing for the purpose of servicing payments of principal, interest or other amounts due or payable by our company or any of our material subsidiaries under any agreement, understanding or arrangement pursuant to which our company or any of our material subsidiaries has incurred indebtedness or (without duplication) evidencing any indebtedness of our company or any of our material subsidiaries; provided that the total indebtedness of our company or of our material subsidiaries (taken together) secured by such accounts of our company or any of our material subsidiaries shall not exceed $50.0 million, excluding indebtedness permitted to be secured by clauses (1) through (4), (6), (7) or (8);

(6)	a contractual right of setoff pertaining to our or any of our material subsidiaries’ pooled deposit and/or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business;

(7)	to secure any indebtedness owing to us or to a wholly-owned material subsidiary; or

(8)	a refinancing, renewal, extension or replacement (in whole or in part) of any indebtedness permitted to be secured by clauses (1) through (7) above; provided that the relevant indebtedness is not increased.
       For purposes of this negative pledge:
       “Indebtedness” means any obligation for the payment or repayment of money borrowed.
       “Material subsidiary” means any of our subsidiaries whose consolidated net revenues or consolidated net assets as shown on its most recent audited consolidated financial statements represents 10% or more of our consolidated net revenues or consolidated net assets, as shown on our most recent audited consolidated financial statements.
Reports to Holders
       Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any senior notes remain outstanding, we will:

•	provide the trustee and the holders with the annual reports and information, documents and reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a foreign private issuer subject to such Sections within 15 days after the times specified for the filing of the information, documents and reports under such Sections; and

•	file with the SEC, to the extent permitted, the information, documents, and reports referred to in the provision above within the periods specified for such filings under the Exchange Act (whether or not applicable to us).
       In addition, at any time when we are not subject to or we are not current in our reporting obligations under the provisions above, we will make available, upon request, to any holder and any prospective purchaser of the senior notes the information required pursuant to Rule 144A under the Securities Act.
Restrictions on Our Consolidation, Merger and Other Events
       We may not consolidate with or merge into any other person in a transaction in which we are not the surviving entity, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a “successor person”) unless:

•	the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of Singapore or any U.S. domestic jurisdiction and expressly assumes, through a supplemental indenture, in a form satisfactory to the trustee, our obligations on the senior notes and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the supplemental indenture; and

•	we or the relevant person shall have delivered to the trustee an officer’s certificate and a legal opinion, each stating that the consolidation, merger, conveyance, transfer or lease and the related supplemental indenture comply with the relevant terms and conditions of the indenture, and that all conditions precedent relating to the transaction have been complied with.
       These conditions shall only apply to a merger or consolidation in which we are not the surviving corporation and to conveyances, leases and transfers by us as transferor or lessor.
       Upon our consolidation with or merger into any other corporation or any conveyance, transfer or lease of all or substantially all of our properties and assets to any person as described above, the successor person formed by such consolidation or into which we are merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if the successor person had been named in the indenture. In the event of any such conveyance or transfer, we, except in the case of a lease, shall be discharged of all obligations and covenants under the indenture and the senior notes, and may be dissolved and liquidated.
Covenant Defeasance
       We need not comply with certain covenants (“covenant defeasance”) of the senior notes as specified in the indenture, including the covenants described under the heading “— Negative Pledge” and “— Reports to Holders,” if:

(1)	we irrevocably deposit, in trust with a trustee specifically pledged as security for and dedicated solely to the benefit of the holders of the senior notes, (a) cash in U.S. dollars in an amount, or (b) U.S. government obligations, or (c) any combination of (a) and (b), sufficient, in the written opinion of a nationally recognized firm of independent certified public accountants delivered to the trustee, to make all of the principal and interest payments in cash on senior notes no later than one day before the date such payments are due in accordance with the terms of the senior notes;

(2)	such deposit will not result in breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound;

(3)	no default or event of default with respect to the senior notes shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date;

(4)	we deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the senior notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and defeasance and will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(5)	we deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the senior notes will not recognize income, gain or loss for Singapore income tax purposes as a result of such deposit and defeasance and will be subject to Singapore income tax in the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred (unless we irrevocably deposit, in trust with a trustee specifically pledged as security for and dedicated solely to the benefit of the holders of the senior notes, (a) cash in U.S. dollars in an amount, or (b) U.S. government obligations, or (c) any combination of (a) and (b), sufficient, in the written opinion of a nationally recognized firm of independent certified public accountants delivered to the trustee, to fully compensate the holders of the senior notes for any Singapore taxes they would be required to pay as a result of such deposit and defeasance);

(6)	we deliver to the trustee an officer’s certificate stating that the deposit was not made by us with the intent of preferring the holders of the senior notes over any other creditors of our company or with the intent of defeating, hindering, delaying or defrauding any other creditors of our company; and

(7)	we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent stated in the foregoing paragraphs have been complied with.
       For the purposes of this section, “officer’s certificate” will be a certificate signed by two officers of our company, one of whom must be our company’s principal executive officer, principal financial officer or principal accounting officer.
       In the event covenant defeasance occurs, any omission to comply with the applicable covenants will not constitute a default or event of default with respect to the senior notes.
Payment of Additional Amounts
       All payments of, or in respect of, principal of, and interest on the senior notes shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Singapore or any authority of or in Singapore having authority to tax unless these taxes, duties, assessments or governmental charges are required to be withheld or deducted. In the event of such withholding or deduction, we will pay by way of additional interest such additional amounts of, or in respect of, principal, and interest as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges of Singapore) in the payment to each holder of a senior note of the amounts that would have been payable in respect of such senior note had no withholding or deduction been required, except that no additional amounts shall be payable for or on account of:

•	any tax, duty, assessment or other governmental charge that would not have been imposed but for the fact that such holder:

•	was for Singapore tax purposes treated as a resident of Singapore or who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of being connected with Singapore other than through the mere ownership of, or receipt of payment under, such senior note; or

•	presented such senior note more than thirty days after the date on which the payment in respect of such senior note first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such senior note for payment on any day within such period of thirty days;

•	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

•	any tax, duty, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payment of principal of or interest on the senior notes;

•	any tax, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder or the beneficial owner of a senior note with a reasonable request by us addressed to the holder (a) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (b) to make any declaration or other similar claim or satisfy any reasonable information or reporting requirement, which, in the case of (a) or (b), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, duty, assessment or other governmental charge; or

•	any combination of the items listed above;
nor shall additional amounts be paid with respect to any payment of the principal of, or interest on, any senior note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment if the beneficial owner would not otherwise have been entitled to the additional amounts.
       Any reference herein to the payment of the principal of, or interest on, any senior note shall be deemed to include the payment of additional amounts provided for in the indenture, to the extent that, in such context, additional amounts are, were or would be payable under the indenture.
Purchase by Chartered
       We may, in accordance with all applicable laws and regulations, at any time purchase the senior notes in the open market or otherwise at any price. Any senior note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the underwriting agreement with the underwriter, be held, re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any senior notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly. The senior notes so purchased, while held by or on behalf of us or any of our subsidiaries or affiliates, will not entitle the holder to vote at any meeting of the holders and shall not be deemed to be outstanding for the purposes of calculating the quorum at a meeting of the holders of the senior notes or with respect to any matter requiring a vote of the holders. If we shall acquire any senior notes, such acquisition shall not operate as or be deemed for any purpose to be a satisfaction of the indebtedness represented by such senior notes unless and until such senior notes are delivered to the trustee for cancellation and are cancelled and retired by the trustee in accordance with the terms of the senior notes.
Events of Default
       The following are Events of Default under the indenture with respect to the senior notes:

•	failure to pay principal of any of the senior notes when due;

•	failure to pay any interest on any of the senior notes within 30 days of the due date for payment;

•	failure by us to perform any other covenant in the indenture continued for 60 days after written notice as provided in the indenture;

•	failure to pay the principal upon final maturity of, or acceleration of, any debt by us or any of our material subsidiaries in an aggregate principal amount of at least $30 million, if such debt is not discharged, or such acceleration is not annulled, within 30 days after written notice as provided in the indenture; and

•	any event of bankruptcy, insolvency or reorganization for the benefit of our creditors involving us or any of our material subsidiaries.
       “Material subsidiary” means, for purposes of determining whether an event of default has occurred, any of our subsidiaries whose consolidated net revenues or consolidated net assets as shown on its most recent audited consolidated financial statements represents 10% or more of our consolidated net revenues or consolidated net assets, as shown on our most recent audited consolidated financial statements.
       No event of default with respect to a particular series of debt securities of our company (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to the senior notes. An event of default may also be an event of default under our bank credit agreements in existence from time to time and under certain guaranties by us of any subsidiary indebtedness. In addition, certain events of default or an acceleration under the indenture may also be an event of default under some of our other indebtedness outstanding from time to time.
       If an event of default with respect to the senior notes occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding senior notes may, by written notice to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal of all senior notes. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of all outstanding debt securities (including the senior notes) will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities (including the senior notes).
       At any time after a declaration of acceleration with respect to the senior notes has been made, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding senior notes may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal with respect to the senior notes, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion under “— Modification and Waiver” below.
       The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding senior notes, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding senior notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the senior notes.
       No holder of any senior notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to the senior notes; and

•	the holders of at least 25% in principal amount of the outstanding senior notes have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding senior notes a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

       Notwithstanding the foregoing, the holder of any senior notes will have an absolute and unconditional right to receive payment of the principal of, and any interest on the senior notes on or after the due dates set forth above and to institute suit for the enforcement of payment.
       The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of the senior notes of any event of default, or any event which, after notice or lapse of time, or both, would become an event of default (except in respect of payment on any senior notes) with respect to the senior notes if its corporate trust committee or a committee of its responsible officers in good faith determines that withholding notice is in the interest of the holders of those senior notes.
Modification and Waiver
       We and the trustee may modify and amend the indenture and the supplemental indenture in respect of the senior notes with the consent of the holders of at least a majority in principal amount of the outstanding senior notes affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected note then outstanding if that amendment will:

•	change the amount of senior notes whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any senior note;

•	reduce the principal of or our obligation to pay any additional amounts as described under “— Payments of Additional Amounts” or change the fixed maturity of any note;

•	alter the redemption provisions with respect to any senior note in a manner adverse to the holder thereof;

•	waive a default in the payment of the principal of, or interest on any note (except a rescission of acceleration of the senior notes by the holders of at least a majority of the senior notes in aggregate principal amount of the then outstanding senior notes and a waiver of the payment default that resulted from that acceleration);

•	change the currency or place of payment of principal of or interest on any senior note or the method of calculating any such payment;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of the senior notes to receive payment of the principal and interest on the senior notes and to institute suit for the enforcement of any payment and to waivers or amendments; or

•	waive a redemption payment with respect to the senior notes or change any of the provisions with respect to the redemption of the senior notes.
       Except for specified provisions, the holders of at least a majority in principal amount of the outstanding senior notes may on behalf of the holders of all senior notes waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding senior notes may on behalf of the holders of all senior notes waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any interest on any senior notes, or any additional amounts payable, or a violation of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note; provided, however, that the holders of a majority in principal amount of the outstanding senior notes may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.
Further Issues
       In the case of any further issuance by us of senior notes that are fully fungible with the senior notes, including in respect of their principal amount, interest rate, redemption dates and terms and conditions of redemption, we may, without the consent of the holders, and consolidate all such senior notes, for purposes of redemptions, so that redemptions would be made without any distinction in respect of the senior notes and all senior notes subsequently issued. In the event of such consolidation, all holders would be members of a single class.
Governing Law
       The indenture and the senior notes will be governed by and construed in accordance with the laws of the State of New York.
Consent to Service of Process
       The indenture provides that we will irrevocably designate our subsidiary, Chartered Semiconductor Manufacturing, Inc., as our authorized agent for service of process in any legal action or proceeding arising out of or in relation to the indenture or the senior notes brought in any federal or state court in the Borough of Manhattan, The City of New York, New York, and that we will irrevocably submit to the non-exclusive jurisdiction of such courts.
Concerning the Trustee
       The Bank of New York has been appointed as trustee under the indenture in respect of the senior notes. The principal corporate trust office of the trustee is located at 101 Barclay Street, 21st Floor, New York, New York 10286, Attention: Global Trust Services. The trustee shall generally act on behalf of the holders of the senior notes in accordance with the terms and conditions of the indenture.
       The indenture provides that we will indemnify the trustee against any loss, liability or expense incurred without negligence or bad faith of the trustee in connection with the acceptance or administration of the trust created by the indenture.
       Removal of the trustee may be initiated at any time by the holders of not less than a majority in aggregate principal amount of the outstanding senior notes. We may remove the trustee if, at any time:

•	the trustee shall fail to comply with the provisions of Section 310(b) of the U.S. Trust Indenture Act of 1939, or

•	the trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a custodian or public officer shall take charge of the trustee or of its property.

TAXATION
Singapore Taxation
       The statements below are general in nature and are based on Singapore tax laws and administrative guidelines in effect as of the date of this document and are subject to changes in such laws or administrative guidelines, or the interpretation of those laws or guidelines, which changes could be made on a retroactive basis. The statements do not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to acquire, own or dispose of our senior notes and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of the senior notes who are in doubt about their respective tax positions or any such tax implications of the acquisition, ownership or transfer of the senior notes or who may be subject to tax in a jurisdiction other than Singapore should consult their own professional advisors.
Interest Payments
       Under Singapore law, interest, commission, fee or any other payments in connection with any loan or indebtedness or with any arrangement, management, guarantee, or service relating to any loan or indebtedness which is:

(a)	borne, directly or indirectly, by a person resident in Singapore or a permanent establishment in Singapore except in respect of any business carried on outside Singapore through a permanent establishment outside Singapore or any immovable property situated outside Singapore; or

(b)	deductible against any income accruing in or derived from Singapore, are generally subject to withholding tax in Singapore at the corporate tax rate (currently 20%) where made to a person not known to the paying party to be a resident in Singapore for tax purposes.
       However, if the payment is derived on or after February 28, 1996 by a person not resident in Singapore otherwise than from any trade, business, profession or vocation carried on or exercised by such person in Singapore and is not effectively connected with any permanent establishment in Singapore of that person, the payment is subject to a final withholding tax of 15%. The tax rate of 15% may be reduced by applicable tax treaties.
       Certain Singapore-sourced investment income derived by individuals on or after January 1, 2004 from financial instruments is exempt from tax, including interest from debt securities, except where such income is derived through a partnership in Singapore or is derived from the carrying on of a business or profession.
       In addition, as the issue of the senior notes has been lead managed by Goldman Sachs (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd., each of which is a Financial Sector Incentive (Bond Market) Company (as defined in the Income Tax Act, Chapter 134 of Singapore, or ITA), the senior notes are “qualifying debt securities” for the purposes of the ITA. Accordingly, (a) interest on the senior notes received by a holder who is not resident in Singapore is exempt from Singapore tax provided that such non-residents do not purchase the senior notes using funds from Singapore operations; and (b) interest on the senior notes received by any company or body of persons in Singapore is subject to Singapore tax at a concessionary rate of 10%.
       However, notwithstanding the foregoing:

(a)	if during the primary launch of the senior notes, the senior notes are issued to fewer than four persons and 50% or more of the principal amount of the senior notes is beneficially held or funded, directly or indirectly, by related parties of our company, the senior notes would not qualify as “qualifying debt securities”; and

(b)	even though the senior notes are “qualifying debt securities”, if, at any time during the term of the senior notes, 50% or more of the principal amount of the senior notes is held beneficially or funded, directly or indirectly, by any related party(ies) of our company, interest income derived from the senior notes held by (1) any related party of our company; or (2) any other person where the funds used by such person to acquire such senior notes are obtained, directly or indirectly, from any related party of our company, shall not be eligible for the tax exemption or the concessionary rate of tax of 10% described above.

       The term “related party”, in relation to a person, means any other person who, directly or indirectly, controls that person, or is controlled, directly or indirectly, by that person, or where he and that other person, directly or indirectly, are under the control of a common person.
       Notwithstanding that we are permitted to make interest payments in respect of the senior notes without deduction or withholding for tax under Section 45 of the ITA, any person whose interest income derived from the Senior notes is not exempt from tax is required to include such interest income in a return of income made under the ITA.
       In the event that the status of the senior notes as “qualifying debt securities” is withdrawn and our company is required to make withholdings or deductions from payments on the senior notes on account of Singapore income tax, our company will have to pay certain additional amounts under a gross-up obligation, as described further in “Description of Senior Notes — Payment of Additional Amounts.”
       In addition, if certain events occur as described under “Description of Senior Notes — Repayment at Option of Holders,” a holder of the senior notes may elect to require us to repay in cash the senior notes at a repayment price equal to 101% of the then outstanding principal amount, plus any accrued and unpaid interest at the time of the repayment. In such event, our company will pay additional amounts under our gross-up obligation (as described further in “Description of Senior Notes — Payment of Additional Amounts”) in respect of the redemption premium of 1% of the then outstanding principal amount.
       The senior notes will be offered at less than 100% of their principal amount. Under Singapore tax law, it is not clear whether the difference between the price at which the senior notes are offered and the amount required to redeem the senior notes at maturity or earlier (the “offer discount”) could be regarded as a payment in connection with a loan or indebtedness that would be subject to withholding taxes or other such deductions. In the event that such withholding taxes or other deductions are applicable, our company will pay additional amounts under our gross-up obligation (as described further in “Description of Senior Notes — Payment of Additional Amounts”) in respect of the offer discount.
Capital Gains Tax
       Any gains considered to be in the nature of capital made from the sale of the senior notes will not be taxable in Singapore. However, any gains from the sale of senior notes which are gains from any trade, business, profession or vocation carried on by that person, if accruing in or derived from Singapore, may be taxable as such gains are considered revenue in nature.
Estate Duty
       Singapore estate duty is imposed on the value of immovable property situated in Singapore and movable property, wherever it may be situated, passing on the death of an individual domiciled in Singapore.
       Accordingly, senior notes passing upon the death of an individual domiciled in Singapore are subject to Singapore estate duty upon such individual’s death. Singapore estate duty is payable to the extent that the value of the senior notes is aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12 million of the individual’s Singapore chargeable assets and thereafter at 10%.

       Estate duty, however, is not imposed on movable properties in Singapore passing on the death, on or after January 1, 2002, of persons who are not domiciled in Singapore. Accordingly, where an individual holder of the senior notes is not domiciled in Singapore at the time of the individual’s death, the senior notes will not be subject to Singapore estate duty.
       Prospective purchasers of the senior notes who are individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore estate duty consequences of their investment and ownership of such senior notes.
United States Federal Taxation
       The following discussion is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the senior notes by a U.S. holder (defined below), but does not purport to be a complete analysis of all potential tax effects. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, regulated investment companies, real estate investment trusts, partnerships or other pass through entities, persons liable for alternative minimum tax and persons holding the senior notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons who purchase the senior notes for cash at original issue and at their “issue price” (the first price at which a substantial part of the senior notes are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the senior notes as capital assets within the meaning of section 1221 of the Code.
       For purposes of this discussion, a “U.S. holder” is a beneficial owner of a senior note that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States; (2) a corporation or any entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof; (3) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the senior notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the senior notes.
Payments of Interest
       It is anticipated, and this discussion assumes, that the senior notes will be issued with no more than a de minimis amount of original issue discount for U.S. federal income tax purposes. Payments of stated interest on the senior notes generally will be taxable to a U.S. holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.
       Interest income on a senior note generally will constitute foreign source income and generally will be considered “passive” income or, in the case of certain U.S. holders, “financial services” income, which are treated separately from other types of income in computing the foreign tax credit allowable to U.S. holders under U.S. federal income tax laws. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income on a senior note generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income.”
       Should any Singapore tax be withheld, the amount withheld and the gross amount of any Additional Amounts paid to a U.S. holder will be included in such holder’s income at the time such amount is received or accrued in accordance with such holder’s method of tax accounting. Singapore withholding tax paid at the rate applicable to a U.S. holder would, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deductions in computing taxable income. U.S. holders should consult their tax advisors regarding the creditability or deductibility of any withholding taxes. Any Additional Amounts would generally constitute foreign source income.
       In certain circumstances (see “Description of Senior Notes — Repayment at Option of Holders” and “Description of Senior Notes — Payment of Additional Amounts”), we may be obligated to make payments on the senior notes in excess of stated principal and interest. We intend to take the position that the senior notes should not be treated as contingent payment debt instruments because of these additional payments. Assuming such position is respected, a U.S. holder would be required to include in income the amount of any such additional payments at the time such payments are received or accrued in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes. If the Internal Revenue Service, or the IRS, successfully challenged this position, and the senior notes were treated as contingent payment debt instruments, U.S. holders could be required to accrue interest income at a rate higher than the stated interest rate on the senior note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a senior note. U.S. holders are urged to consult their own tax advisors regarding the potential application to the senior notes of the contingent payment debt instrument rules and the consequences thereof.
Sale, Exchange, Redemption or Other Disposition of Senior Notes
       Generally, upon the sale, exchange, redemption or other disposition of a senior note, a U.S. holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition (less any amount attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and such U.S. holder’s adjusted tax basis in the senior note. A U.S. holder’s adjusted tax basis in a senior note will generally equal the cost of such senior note to such U.S. holder.
       Such gain or loss generally will be U.S. source capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption or other disposition the senior note has been held by such U.S. holder for more than one year. Long-term capital gain realized by a non-corporate U.S. holder will generally be subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitation.
Information Reporting and Backup Withholding
       In general, payments of interest or principal and the proceeds from sales of senior notes held by a U.S. holder will be required to be reported to the IRS unless the U.S. holder is a corporation or other exempt recipient and when required, demonstrates this fact. In addition, a U.S. holder that is not an exempt recipient may be subject to backup withholding unless it provides a taxpayer identification number and otherwise complies with applicable certification requirements. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the appropriate information is timely furnished to the IRS.

UNDERWRITING
       We and the underwriters for this offering named below have entered into an underwriting agreement with respect to the senior notes being offered both within and outside the United States. Subject to certain conditions, we have agreed to sell to each of the underwriters named below, for whom Goldman Sachs (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd. are representatives, and each of them has agreed to purchase the principal amount of the senior notes due 2010 set forth opposite its name at a purchase price equal to 98.146% of their principal amount, and the principal amount of the senior notes due 2015 set forth opposite its name at a purchase price equal to 97.823% of their principal amount.

Principal Amount
of Senior Notes
Underwriters	due 2010

Goldman Sachs (Singapore) Pte.	$163,750,000
Citigroup Global Markets Singapore Pte. Ltd.	$113,750,000
ABN AMRO Inc.	$48,750,000
Bank of America Singapore Limited	$48,750,000

Total	$375,000,000

Principal Amount
of Senior Notes
Underwriters	due 2015

Goldman Sachs (Singapore) Pte.	$109,167,000
Citigroup Global Markets Singapore Pte. Ltd.	$75,833,000
ABN AMRO Inc.	$32,500,000
Bank of America Singapore Limited	$32,500,000

Total	$250,000,000

       The underwriters are committed to take and pay for all of the senior notes being offered, if any are taken.
       In addition to the offering of the senior notes, we have entered into a purchase agreement for the sale of 25,000 of our units, each consisting of a convertible redeemable preference share and an amortizing bond. We have granted the purchaser of the units an option, exercisable upon our agreement, to purchase up to an additional 5,000 units at any time from July 22, 2005 to and including August 16, 2005.
       The obligation of the purchaser to purchase the units is subject to the condition that our shareholders approve, at an extraordinary general meeting, (1) the amendment of our Articles of Association to incorporate the terms of the preference shares, (2) the issuance of the preference shares and the new ordinary shares to be issued upon the conversion of the preference shares and (3) an increase in our authorized share capital. If this condition has not been met, the issuance and sale of the units will not take place. The obligation of the purchaser to purchase the units also is subject to the purchaser (or its affiliate) entering into (on or before the closing of the issuance of the units) arrangements to borrow after our extraordinary general meeting ordinary shares of our company customary for a transaction of this nature and satisfactory to the purchaser (or its affiliate), and the satisfaction of customary closing conditions. If any of these conditions has not been met, the purchaser will be under no obligation to purchase the units and the issuance and sale of the units may not take place. Assuming that approval is obtained from our shareholders for the issuance of the convertible preference shares that form part of the units, we anticipate that the offering of our units will close on August 17, 2005. There is no assurance that the units issuance and sale will close.

       Senior notes sold by the underwriters to the public will initially be offered at the initial prices to the public set forth on the cover of this document. Any senior notes sold by the underwriters to securities dealers may be sold at a discount of up to $4.50 per senior note from the initial price to the public. If all the senior notes are not sold at their respective initial prices to the public, the underwriters may change the offering prices and other selling terms.
       We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Singapore) Pte. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. Citigroup Global Markets Singapore Pte. Ltd. is expected to make offers and sales in the United States through its selling agent, Citigroup Global Markets Inc. Bank of America Singapore Limited is expected to make offers and sales in the United States through its selling agent, Banc of America Securities LLC.
       We have also agreed, during the period beginning from the date of this document to and including December 31, 2005, not to offer, sell, contract to sell, pledge, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by us (other than the senior notes and the amortizing bonds to be issued in the concurrent offering), or publicly announce an intention to effect any such transaction, without the prior written consent of Goldman Sachs (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd., except that we may keep on file and effective with the SEC our shelf registration statement.
       The senior notes have not been offered or sold and will not be offered or sold to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. An invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) may only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us. All applicable provisions of FSMA with respect to anything done by us in relation to the senior notes in, from or otherwise involving the United Kingdom have been and will be complied with.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date, or Relevant Implementation Date, on which the Prospectus Directive is implemented in that Relevant Member State, no offer of the senior notes has been or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the senior notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that offers of the senior notes may be made, with effect from and including the Relevant Implementation Date, to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this paragraph, the expression an “offer to the public” in relation to any senior notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the senior notes to be offered so as to enable an investor to decide to purchase or subscribe the senior notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The offering of the senior notes has not been, and will not be, cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa), or CONSOB, pursuant to Italian securities legislation and, accordingly, the senior notes will not be offered or sold in the Republic of Italy, or Italy, in a solicitation to the public (sollecitazione all’investimento), and, therefore, no senior notes will be offered, sold or delivered, and copies of this document, the accompanying prospectus and any other document relating to the senior notes or the offering will not be distributed in Italy, other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11,522 of July 1, 1998, as amended, or Regulation No. 11,522, or pursuant to another exemption from the requirements of Articles 94 and seq. of Legislative Decree No. 58 of February 24, 1998, or Legislative Decree No. 58, and CONSOB Regulation No. 11,971 of May 14, 1999, and in accordance with Italian securities, banking, tax, exchange control and all other applicable laws and regulations. Accordingly, any such permitted offer, sale or delivery of the senior notes or distribution or availability of copies of this document, the accompanying prospectus and any other material relating to the senior notes or the offering in Italy will be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of September 1, 1993, or the Banking Law, Legislative Decree No. 58, Regulation No. 11,522 and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Banking Law and the implementing instructions of the Bank of Italy, pursuant to which the issue or offer of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia on the amount of the issue and the characteristics of the securities, applies; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the senior notes by CONSOB or the Bank of Italy.
       The senior notes have not been, and will not be, registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other applicable laws and regulations of Japan. As used in this paragraph “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.
       The senior notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the senior notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to senior notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This document and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289) of Singapore, or the SFA, and the senior notes are offered in Singapore pursuant to exemptions invoked under Section 274 and 275 of the SFA. Accordingly, the senior notes may not be offered or sold or made the subject of an invitation for subscription or purchase and neither this document, the accompanying prospectus nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such securities may be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       No action may be taken in any jurisdiction other than the United States that would permit a public offering of the senior notes or the possession, circulation or distribution of this document and the accompanying prospectus in any jurisdiction where action for that purpose is required. Accordingly, the senior notes may not be offered or sold, directly or indirectly, and neither this document, the accompanying prospectus nor any other offering material or advertisements in connection with the senior notes may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.
       In connection with this offering, the underwriters may, subject to applicable laws and regulations, purchase and sell the senior notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of senior notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the senior notes while the offering is in progress.
       The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative of the underwriters has repurchased senior notes sold by or for the account of that underwriter in stabilizing or covering short transactions.
       These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the senior notes. As a result, the price of the senior notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Singapore Exchange, in the over-the-counter market or otherwise.
       Two affiliates of our company have been allocated senior notes offered as part of the offering. Such purchases in the aggregate will account for less than 5% of the total amount of the offering.
       Certain of the underwriters or their affiliates may purchase senior notes and may have been allocated senior notes offered as part of the offering, at the initial price to public, for asset management and/or proprietary purposes. Such purchases in the aggregate will account for less than 10% of the total amount of the offering.
       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
       Purchasers of the senior notes offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this document.

       This document and the accompanying prospectus may be used by the underwriters and other dealers in connection with offers and sales of the senior notes, including sales of senior notes initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.
       A prospectus supplement in electronic format may be made available on the websites maintained by the underwriters or one or more securities dealers. The underwriters may agree to allocate a number of senior notes for sale to its online brokerage account holders. Senior notes to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, senior notes may be sold by the underwriters to securities dealers who resell senior notes to online brokerage account holders.
       The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, Goldman Sachs (Singapore) Pte. has agreed to purchase our units, as described above. Furthermore, on August 12, 2004, Goldman Sachs International, an affiliate of Goldman Sachs (Singapore) Pte., entered into a bilateral option transaction, or call spread, with us pursuant to which Goldman Sachs International may purchase, at a price of $0.93 per share, 214.8 million of our ordinary shares, an amount which equals the number of shares that would be issued if our existing convertible notes were to be converted. The effect of this transaction was to reduce the conversion premium on the existing convertible notes and increase the likelihood that we will issue the shares originally planned for issuance upon conversion of the existing convertible notes. Goldman Sachs International may from time to time hedge its exposure under the call spread by buying or selling our ordinary shares or entering into derivative transactions that have similar economic efforts.

LEGAL MATTERS
       Some legal matters in connection with the senior notes offered by this document will be passed upon for us by our international counsel Latham & Watkins LLP, including the validity of the senior notes offered hereby. Some legal matters in connection with the senior notes offered by this document will be passed upon for us by our Singapore counsel Allen & Gledhill, including the validity of the senior notes offered hereby. Latham & Watkins LLP may rely upon Allen & Gledhill with respect to some matters governed by Singapore Law. Some matters in connection with this offering will be passed upon on behalf of the underwriters by international counsel Cleary Gottlieb Steen & Hamilton LLP and Singapore counsel Wong Partnership.
EXPERTS
       The consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein and incorporated by reference herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. These financial statements supersede the financial statements incorporated by reference in the prospectus dated March 19, 2001.
       The financial statements of Silicon Manufacturing Partners Pte Ltd as of December 31, 2004 and for the years ended December 31, 2004 and 2002 have been incorporated by reference herein also in reliance upon the report by KPMG incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
INCORPORATION BY REFERENCE
       The SEC allows us to “incorporate by reference” into this document the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this document is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this document and information incorporated by reference into this document, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any future filings made by us with the SEC (except for our future filings on Form 6-K which will only be incorporated by reference into this document if we state in such filings that they are being incorporated by reference into this document) until we sell all of the senior notes covered by this document:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on March 7, 2005; and

•	our current report on Form 6-K submitted to the SEC on May 6, 2005, and our current report on Form 6-K submitted to the SEC on July 22, 2005 and containing our management’s discussion and analysis of financial condition and results of operations relating to our unaudited consolidated financial statements for the six months ended June 30, 2005.
       We will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this prospectus supplement is delivered, copies of the documents incorporated by reference in this prospectus supplement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Chartered Semiconductor Manufacturing Ltd, 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department; telephone number: (65) 6362-2838.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:
       We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
       As discussed in Note 22 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2003.
KPMG
Singapore
February 4, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — in US Dollars
As of December 31
In thousands

	2003	2004

ASSETS
Cash and cash equivalents	$905,472	$539,399
Term deposits	—	30,000
Receivables, net	141,146	133,636
Receivables from related parties	35,642	9,512
Inventories	56,433	72,159
Prepaid expenses	5,027	6,723
Other current assets	15,237	10,038

Total current assets	1,158,957	801,467
Investment in SMP	62,257	93,765
Property, plant and equipment, net	1,539,440	1,914,515
Technology licenses, net	126,713	121,953
Other non-current assets	133,660	158,312

Total assets	$3,021,027	$3,090,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	60,553	147,661
Payables to related parties	10,990	4,687
Income taxes payable	28,607	23,421
Current installments of long-term debt	223,660	352,985
Other current liabilities	152,825	94,967

Total current liabilities	476,635	623,721
Long-term debt, excluding current installments	989,092	882,745
Other non-current liabilities	60,745	77,915

Total liabilities	1,526,472	1,584,381
Commitments and contingencies
Share capital: ordinary shares of S$0.26 par value
Authorized 3,076,923 shares
Issued and outstanding: 2,505,480 shares in 2003 and 2,509,238 shares in 2004	444,953	445,531
Additional paid-in capital	2,233,708	2,237,107
Accumulated deficit	(1,125,225)	(1,118,654)
Accumulated other comprehensive loss	(58,881)	(58,353)

Total shareholders’ equity	$1,494,555	$1,505,631

Total liabilities and shareholders’ equity	$3,021,027	$3,090,012

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands (except per share data)

	2002	2003	2004

Net revenue	$449,241	$551,911	$932,131
Cost of revenue	(628,726)	(648,330)	(769,318)

Gross profit (loss)	(179,485)	(96,419)	162,813

OPERATING EXPENSES
Research and development	95,285	124,057	118,281
Fab start-up costs	8,338	9,219	33,199
Sales and marketing	41,182	38,748	37,751
General and administrative	43,103	40,762	35,555
Other operating expenses (income), net	10,025	(11,001)	(10,699)

Total operating expenses	197,933	201,785	214,087

Operating loss	(377,418)	(298,204)	(51,274)
Equity in income (loss) of SMP	(84,846)	23,194	27,563
Other income	23,632	23,186	52,299
Interest income	16,637	12,168	11,530
Interest expense	(41,661)	(42,222)	(30,093)
Foreign exchange gain (loss), net	(1,966)	(733)	1,320

Income (loss) before income taxes and minority interest	(465,622)	(282,611)	11,345
Income tax expense	(7,029)	(11,671)	(4,774)

Income (loss) before minority interest	(472,651)	(294,282)	6,571
Minority interest in loss of CSP	55,563	9,491	—

Net income (loss) prior to cumulative effect adjustment	(417,088)	(284,791)	6,571
Cumulative effect adjustment for change in accounting principle	—	(6,421)	—

Net income (loss)	$(417,088)	$(291,212)	$6,571

Basic and diluted net earnings (loss) per share:
Prior to cumulative effect adjustment	$(0.23)	$(0.11)	$0.00
Cumulative effect adjustment	—	(0.01)	—

Net earnings (loss) per share	$(0.23)	$(0.12)	$0.00

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(2.32)	$(1.14)	$0.03
Cumulative effect adjustment	—	(0.02)	—

Net earnings (loss) per ADS	$(2.32)	$(1.16)	$0.03

Number of shares used in computing:
Basic net earnings (loss) per share	1,799,106	2,502,294	2,508,376
Effect of dilutive options	—	—	8,566

Diluted net earnings (loss) per share	1,799,106	2,502,294	2,516,942

Number of ADSs used in computing:
Basic net earnings (loss) per ADS	179,911	250,229	250,838
Effect of dilutive options	—	—	856

Diluted net earnings (loss) per ADS	179,911	250,229	251,694

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
For the Years Ended December 31
In thousands

	2002	2003	2004

Net income (loss)	$(417,088)	$(291,212)	$6,571
Net change in cash flow hedging activity derivative fair values	1,313	(207)	598
Share of cash flow hedging activity gains of SMP	1,009	5,298	3,945
Reclassification of cash flow hedging activity gains (losses) into earnings	(1,813)	1,003	(2,942)
Foreign currency translation	54	(1,716)	—
Unrealised losses on available for sale securities	—	(266)	(1,073)

Other comprehensive income	563	4,112	528

Comprehensive income (loss)	$(416,525)	$(287,100)	$7,099

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

					Accumulated
			Additional		Other	Total
			Paid-in	Accumulated	Comprehensive	Shareholders’
	Ordinary Shares		Capital	Deficit	Loss	Equity

	No.	$	$	$	$	$
Balance at January 1, 2002	1,383,756	280,480	1,782,633	(416,925)	(63,556)	1,582,632
Net loss	—	—	—	(417,088)	—	(417,088)
Other comprehensive income	—	—	—	—	563	563
Issuance of shares	3,799	547	4,750	—	—	5,297
Rights offering, net of expenses	1,109,624	162,686	448,964	—	—	611,650
Employee stock compensation	—	—	(253)	—	—	(253)
Non-employee stock compensation	—	—	2,658	—	—	2,658

Balance at December 31, 2002	2,497,179	443,713	2,238,752	(834,013)	(62,993)	1,785,459
Net loss	—	—	—	(291,212)	—	(291,212)
Other comprehensive income	—	—	—	—	4,112	4,112
Issuance of shares	8,301	1,240	1,753	—	—	2,993
Employee stock compensation	—	—	4	—	—	4
Non-employee stock compensation	—	—	(6,801)	—	—	(6,801)

Balance at December 31, 2003	2,505,480	444,953	2,233,708	(1,125,225)	(58,881)	1,494,555
Net income	—	—	—	6,571	—	6,571
Other comprehensive income	—	—	—	—	528	528
Issuance of shares	3,758	578	1,423	—	—	2,001
Employee stock compensation	—	—	3	—	—	3
Non-employee stock compensation	—	—	173	—	—	173
Others	—	—	1,800	—	—	1,800

Balance at December 31, 2004	2,509,238	445,531	2,237,107	(1,118,654)	(58,353)	1,505,631

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
For the Years Ended December 31
In thousands

	2002	2003	2004

Operating Activities
Net income (loss)	$(417,088)	$(291,212)	$6,571
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect adjustment	—	6,421	—
Equity in loss (income) of SMP	44,651	(23,194)	(27,563)
Depreciation and amortization	452,417	439,283	437,590
Foreign exchange loss (gain), net	(1,642)	26	(19)
Gain on disposal of property, plant and equipment	(784)	(5,917)	(11,703)
Cancellation of employee bonus award plan	—	(27,531)	—
Minority interest in loss of CSP	(55,563)	(9,491)	—
Stock-based compensation	(253)	4	3
Others	6,093	5,547	(7,035)
Change in operating working capital:
Receivables	14,340	(44,065)	2,555
Receivables and payables with related parties, net	(30,661)	(7,873)	7,509
Inventories	(8,509)	(35,158)	(15,726)
Prepaid expenses and other current assets	(2,176)	(946)	(180)
Payables and other current liabilities	(7,651)	34,160	(55,132)
Income taxes payable	(4,089)	8,029	(5,186)

Net cash provided by (used in) operating activities	(10,915)	48,083	331,684
Investing Activities
Payments for property, plant and equipment	(419,501)	(220,761)	(686,252)
Payments for technology licenses	(48,803)	(59,705)	(37,083)
Payments for deposits and other assets	—	(110,000)	(65,000)
Proceeds from sale of property, plant and equipment	6,085	6,119	31,217
Receipts related to refund of deposits and other assets	14,893	—	24,403

Net cash used in investing activities	(447,326)	(384,347)	(732,715)
Financing Activities
Debt
Borrowings	228,000	125,000	318,000
Repayments	(206,176)	(65,033)	(287,312)
Customer deposits, net	(11,599)	(32,123)	450
Issuance of ordinary shares	616,947	2,993	2,001
Others	—	—	1,800

Net cash provided by financing activities	627,172	30,837	34,939
Net increase (decrease) in cash and cash equivalents	168,931	(305,427)	(366,092)
Effect of exchange rate changes on cash and cash equivalents	378	(26)	19
Cash and cash equivalents at the beginning of the year	1,041,616	1,210,925	905,472

Cash and cash equivalents at the end of the year	$1,210,925	$905,472	$539,399

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	$27,099	$26,407	$18,215
Income taxes paid	$10,956	$6,291	$11,276
Non-cash investing and financing activities
Equity securities received from sale of technology and equipment	$—	$—	$11,708
See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
1.     Background and Summary of Significant Accounting Policies
(a)     Business and Organization
       Chartered Semiconductor Manufacturing Ltd (the “Company”) is an independent semiconductor foundry providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.
       The Company’s majority shareholder is Singapore Technologies Semiconductors Pte Ltd (“ST Semiconductors”), which until December 31, 2004, was 100% owned by Singapore Technologies Pte Ltd (“ST”). ST is ultimately wholly-owned by Temasek Holdings (Private) Limited (“Temasek”). Temasek is a holding company through which corporate investments of the government of Singapore are held. On December 31, 2004, Temasek acquired ST’s shareholdings in ST Semiconductors as part of a plan to manage Temasek’s capital structure more efficiently (“ST Restructuring”).
       Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd own a 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively.
       CSP is accounted for as a consolidated subsidiary. Due to cumulative losses, the losses applicable to the minority interest exceeded the minority interest in the equity capital of CSP during 2003. Therefore the excess and further losses applicable to the minority interest have been charged to the consolidated statements of operations from that point forward.
       In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd, subsequently renamed Agere Systems Singapore Pte Ltd (“Agere”), formed Silicon Manufacturing Partners Pte Ltd (“SMP”), in which the Company has a 49% equity interest. The Company accounts for SMP using the equity method.
(b)     Accounting Principles
       The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
       The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned and controlled affiliates. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.
(c)     Reclassifications
       Certain reclassifications have been made in prior years’ financial statements to conform to classifications used in the current year.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
(d)     Use of Estimates
       The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant items subject to such estimates and judgements include the recoverability of the carrying value of long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results could differ from these estimates.
(e)     Foreign Currency
       The Company and its subsidiaries utilize the US dollar as their functional currency. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies, are included in the line item “foreign currency exchange gain (loss), net” in the consolidated statements of operations.
(f)     Concentration of Credit Risk
       Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of receivables and derivative financial instruments. The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 53%, 41% and 52% of net revenue in the years ended December 31, 2002, 2003 and 2004, respectively. Total accounts receivable from these customers was $58,963 and $49,521 at December 31, 2003 and 2004, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company’s results of operations or financial position. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.
       The Company’s cash and cash equivalents and term deposits are placed with major international banks and financial institutions with specific minimum credit standards. Cash and cash equivalents and term deposits with a particular bank accounted for 44% and 43% of total balances at December 31, 2003 and 2004, respectively.
       The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The risk management practices are further described in Note 17. During the year, certain of the Company’s treasury management activities were undertaken by ST or carried out together with other companies in the Temasek Group as further described in Note 2.
(g)     Cash and Cash Equivalents
       Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
(h)     Derivative Instruments and Hedging Activities
       In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value.
       Derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. If the derivative will be designated as a hedge, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
       Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings as interest expense, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.
       The Company discontinues hedge accounting prospectively when it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.
(i)     Inventories
       Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market (net realizable value). For work-in-progress and manufactured inventories, cost consists of the cost of raw materials, direct labor and an appropriate proportion of production overheads. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with un-recovered costs arising from abnormal underutilization of capacity expensed as incurred.
(j)     Technology Licenses
       Technology license agreements are stated at cost and amortized on the straight-line basis over the shorter of the expected technology life or the license period.
(k)     Property, Plant and Equipment
       Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Buildings	–	20 years (or, if shorter, the remaining period of the lease of the land on which the buildings are erected)
Mechanical and electrical installations	–	10 years
Equipment and machinery	–	5 years
Office and computer equipment	–	2 to 5 years
       The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is included in the consolidated statements of operations.
(l)     Impairment of Long-Lived Assets and Intangible Assets
       The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of long-lived asset groups to be held and used are measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If an asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the long-lived assets exceed their fair value.
       For intangible assets that are subject to amortization, an impairment loss is recognized if the carrying amount exceeds the fair value. Intangible assets with an indefinite useful life are evaluated at each reporting period to determine whether events and circumstances continue to support an

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life and is subject to impairment testing for intangible assets subject to amortization.
       Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until disposed of.
(m)     Marketable securities
       Marketable securities classified as available-for-sale are recorded at fair value as determined by the most recently quoted market price of each security at the balance sheet date. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary will result in an impairment, which is charged to earnings.
(n)     Revenue Recognition
       The Company derives revenue primarily from fabricating semiconductor wafers, and to a lesser extent, for certain arrangements, from providing associated subcontracted assembly and test services, and pre-fabrication services such as engineering services.
       In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), revenue from the production of wafers is recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collectibility is reasonably assured. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for estimated sales returns. The Company estimates allowances for sales returns based on historical experience and management’s estimate of the level of future claims. Additionally, the Company accrues for specific items at the time their existence is known and amounts are estimable.
       In multiple elements revenue arrangements, the Company divides the deliverables into separate units of accounting upon meeting certain specified criteria. From July 1, 2003 onwards, the Company adopted the methodology in FASB Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). The total consideration is allocated to each component of the multiple-element arrangement based on its relative fair value. Revenue on each element is recognized when title and risk of loss have passed to the customer or the contractual obligations have been performed, there is evidence of an arrangement, fees are fixed or determinable, and collectibility is reasonably assured.
       Intellectual property license income is classified as non-operating income and is recognized when the license is delivered, collection is reasonably assured and no further obligations with the other party exist.
(o)     Grants
       Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the shorter

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
of the estimated useful lives of the relevant assets or the remaining lives of the relevant grant projects.
       Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to other income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.
(p)     Stock-Based Employee Compensation
       The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Employee compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.
       Compensation cost for stock options granted to non-employees, primarily employees of SMP, are measured in accordance with the fair-value method as the fair market value of the stock options based upon an option pricing model. This cost is recognized over the period in which the options vest in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.
       Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, the Company’s net income (loss) would have changed to the pro forma amounts indicated below:

	2002	2003	2004

Stock-based employee compensation cost
As reported (intrinsic method)	$(253)	$4	$3
Pro forma (fair-value method)	$49,921	$13,526	$16,744
Net income (loss)
As reported	$(417,088)	$(291,212)	$6,571
Pro forma	$(467,262)	$(304,734)	$(10,170)
Basic and diluted net earnings (loss) per share
As reported	$(0.23)	$(0.12)	$0.00
Pro forma	$(0.26)	$(0.12)	$(0.00)
Basic and diluted net earnings (loss) per ADS
As reported	$(2.32)	$(1.16)	$0.03
Pro forma	$(2.60)	$(1.22)	$(0.04)
(q)     Product Warranties
       The Company guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Expenses for warranty costs were not significant in any of the years presented.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
(r)     Fab Start-up Costs
       The Company expenses costs related to start-up activities, including fab start-up costs, as they are incurred. Such costs primarily include employee related expenses and engineering activities associated with the start-up of a fab.
(s)     Income Taxes
       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.
(t)     Net Income (Loss) Per Share
       Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. The share and ADS amounts for 2002 have been adjusted for the bonus element of an eight-for-ten rights offering completed in October 2002. The bonus element arises because the exercise price of the shares at issuance was less than their fair value, and is imputed as the number of shares issued that exceeds the expected number of shares. The expected number of shares is calculated using the fair value per share immediately prior to the rights exercise compared to the actual proceeds of the rights exercise.
       The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices are as follows:

	Years ended December 31,

	2002	2003	2004

Convertible debt and call options	214,792	214,792	429,584
Stock options	99,693	104,223	98,468
       The conversion price of convertible debt outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS) as of December 31, 2004. The weighted average exercise prices of options outstanding were $3.49, $2.67 and $2.36 as of December 31, 2002, 2003 and 2004, respectively. The excluded stock options have per share exercise prices ranging from $0.46 to $8.31, $0.39 to $8.31 and $0.63 to $8.31 for the years ended December 31, 2002, 2003 and 2004, respectively. The excluded call options have per share exercise price of $0.93.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
(u)     Recent Accounting Pronouncements
       In March 2004, a consensus was reached on Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) regarding recognition and measurement guidance in addressing other-than-temporary impairment evaluations. To assess for other-than-temporary impairments, EITF 03-01 prescribes three sequential steps, the second and third being performed only if the prior step indicates it is necessary. The first step is to determine whether the investment is impaired. If so, the next step is to determine whether the impairment is other-than-temporary. If it is other-than-temporary, the third and final step is to recognize the impairment loss in earnings. The recognition and measurement guidance in EITF 03-01 is effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position No. 03-1-1 to delay the effective date for the recognition and measurement guidance of EITF 03-01. During the period of delay, an entity holding investments should continue to apply relevant and existing “other-than-temporary” guidance as applicable. EITF 03-01 also requires additional disclosures on investments accounted for under the cost method, which is effective for fiscal periods ending after June 15, 2004. The consensus does not apply to investments accounted for under the equity method. The adoption of EITF 03-01 did not have an impact on the Company’s financial condition and consolidated statements of operations.
       In September 2004, a consensus was reached on EITF 04-08 “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” in that all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer’s share price should be included in diluted earnings per share computation regardless of whether the market conditions have been met. For purposes of this issue, contingently convertible instruments are instruments that have embedded conversion features that are contingently convertible or exercisable based on a market price trigger or multiple contingencies if one of the contingencies is a market price trigger and the instrument can be converted or share settled based on meeting the specified market condition. In November 2004, the transition provisions of the consensus were changed to require that the guidance be applied to reporting periods ending after December 15, 2004. The adoption of EITF 04-08 did not have an impact on the Company’s financial condition and consolidated statements of operations as it is antidilutive.
       In November 2004, the FASB issued FASB Statement No. 151 (“FAS 151”), “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarified that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and required the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The initial adoption of FAS 151 is not expected to have any material impact on the Company’s financial condition and consolidated statements of operations.
       In December 2004, the FASB published FASB Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities will be required to apply FAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The Company has begun, but has not yet completed, evaluating the impact of adopting FAS 123(R) on its results of

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
operations. The Company currently determines the fair value of stock-based compensation using a Black-Scholes option pricing model. In connection with evaluating the impact of adopting FAS 123(R), the Company is also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. However, the Company does believe the adoption of FAS 123(R) may have a material impact on its financial condition and consolidated statements of operations, regardless of the valuation technique used. If the Company were to continue to use a Black-Scholes option pricing model consistent with its current practice and based on existing issued and outstanding stock options as of December 31, 2004, the adoption of FAS 123(R) on July 1, 2005 is expected to result in approximately additional compensation expense of $5 million to $6 million after taxes for the second half of 2005.
2.     Related Party Transactions
(a)     ST and affiliates
       The Company is a majority owned subsidiary of ST Semiconductors, which is itself a wholly-owned subsidiary of Temasek. Prior to December 31, 2004, ST Semiconductors was a wholly-owned subsidiary of ST. Temasek is a holding company through which the corporate investments of the government of Singapore are held. The Company transacts business in the normal course of its operations with ST Semiconductors and its affiliates as well as with other companies and entities that are partially or wholly owned or controlled by the government of Singapore.
       In addition to the transactions with related parties disclosed in Note 3 and Note 13, the Company had the following significant transactions with related parties:

	2002	2003	2004

Services purchased from STATS ChipPAC	$10,356	$13,541	$19,104
Property, plant and equipment purchased from ST affiliates	275	175	415
Services purchased from ST affiliates	1,419	1,398	2,178
Reimbursement to ST of expenses incurred on behalf of the Company	14,753	8,528	7,132
Interest income from ST pooled cash program	7,514	6,689	2,853
ST management fees	4,014	3,384	2,739
Sub-lease rental for leasehold land from JTC	1,800	2,482	2,460
Rental for leasehold land from Ascendas	264	276	335
       Included in receivables from related parties and payables to related parties are amounts due from or to ST and its affiliates:

	December 31,

	2003	2004

Amounts due from ST and its affiliates	$31	$281
Amounts due to ST and its affiliates	$10,398	$4,135
       Under a service agreement, annual management fees were payable to ST for the provision of specified services on mutually agreed terms which the Company believes approximated the cost of providing those services. Fees were also payable to ST as a proportion of revenues for affiliation and network benefits, and as a percentage of guarantees and similar financial support provided. Expenses incurred on behalf of, or allocated to, the Company by ST were charged to the Company. With the ST Restructuring as discussed in Note 1, the service agreement was terminated with effect

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
from December 31, 2004 and the Company will now perform these services internally or directly contract with other service providers.
       Short-term financing was provided by ST to the Company, using ST’s cost competitive corporate banking advantage in the banking community, generally on 3 to 6 months renewable basis. The Company also contracted with ST a majority of its forward purchases of foreign exchange as further discussed in Note 17. Advances to and from ST bore interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participated with ST and/or its affiliates in a pooled cash management arrangement managed by a bank. Under the arrangement, cash balances were pooled and daily cash surpluses or shortfalls might, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates. The Company also placed short-term deposits with ST and/or its affiliates having maturities of less than three months. With the ST Restructuring as discussed in Note 1, these activities were discontinued on December 31, 2004, and the Company will now manage its financing, foreign exchange purchases and hedging, and cash management activities with other service providers, although outstanding forward exchange contracts at year end with ST will be held until maturity.
       The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. Fab 1 was built on land leased by the Company from Ascendas Land (Singapore) Pte Ltd (“Ascendas”), a private company wholly-owned by Jurong Town Corporation (“JTC”), under a long-term lease which expires in 2017, with an option, subject to certain conditions, to extend by another 30 years. JTC is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore. Following the cessation of Fab 1 operations in end March 2004, the Company is still evaluating its options regarding the lease.
       Fabs 2, 3, 5 (occupied by SMP) and 6 (occupied by CSP) occupy land leased by ST from JTC. The Company had entered into sub-leases in respect of the underlying land for the entire term of the leases between ST and JTC, expiring in 2024 and 2027, with an option, subject to certain conditions, to extend for another 30 years. With the ST Restructuring as discussed in Note 1, the sub-leases will be transferred to Terra Investments Pte Ltd (“Terra”), a wholly-owned subsidiary of Temasek.
       Fab 7 occupies land leased by ST from JTC, which will be transferred to Terra as a result of the ST Restructuring as discussed in Note 1. The Company will enter into a sub-lease with Terra in respect of the underlying land, expiring in 2030, with an option, subject to certain conditions, to extend for another 30 years.
       Rental rates on the long term leases are subject to revisions at periodic intervals in accordance with the rental agreements, with such increases generally capped at 4% to 10% per annum.
       Rental expense for land leased from ST and Ascendas for the years ended December 31, 2002, 2003 and 2004 was $2,064, $2,758 and $2,795, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       Minimum future rental payments on non-cancellable operating leases of land from the related parties above as of December 31, 2004 are as follows:

Payable in year ending December 31, 2005	$4,678
2006	4,678
2007	4,678
2008	4,678
2009	4,678
Thereafter	73,481

$96,871

(b)     SMP
       The Company has a 49% equity interest in SMP that is accounted for using the equity method. SMP’s net results are not shared between the Company and SMP’s majority shareholder, Agere, in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s consolidated statements of operations and consolidated balance sheets are different than the amount that would be obtained by applying a 49% ownership percentage.
       In September 2004, the Company and Agere entered into a supplementary agreement to the joint venture agreement relating to SMP. Among other things, the supplementary agreement provides that SMP can pay dividends out of the profits of the joint venture determined on a year-to-year basis rather than on a cumulative basis, as previously was the case.
       The Company and Agere have also entered into an assured supply and demand agreement with SMP under which each is billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to the Company was $40,195, $Nil and $Nil for 2002, 2003 and 2004, respectively, and is included in equity in income (loss) of SMP.
       The Company bought $6,815, $2,272 and $1,641 of processed wafers from SMP for the years ending December 31, 2002, 2003 and 2004, respectively.
       The Company provides management and corporate support services including accounting, financial, sales and marketing services to SMP and allocates a portion of its costs to SMP. Such charges to SMP amounted to $8,266, $9,963 and $9,622 in the years ended December 31, 2002, 2003 and 2004, respectively. The Company also recharged expenses paid on behalf of SMP amounting to $22,899, $29,485 and $23,763 in the years ended December 31, 2002, 2003 and 2004, respectively.
       SMP leases its fab from the Company under a long-term lease agreement that expires in 2008. The rental income from SMP for the years ending December 31, 2002, 2003 and 2004 was $14,713, $15,024 and $15,307, respectively.
       The Company bought plant and equipment of $1,918, $3,350 and $Nil from SMP during 2002, 2003 and 2004, respectively. The Company also sold plant and equipment of $3,211, $14,218 and $505 to SMP during 2002, 2003 and 2004, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       Included in receivables from related parties and payables to related parties are amounts due from or to SMP:

	December 31,

	2003	2004

Amounts due from SMP	$35,611	$9,231
Amounts due to SMP	$592	$552
3.     Cash and Cash Equivalents
       Cash and cash equivalents consist of the following:

	December 31,

	2003	2004

Cash at banks and on hand	$101,091	$87,485
ST pooled cash	13,192	—
Cash equivalents
Short-term deposits with banks	425,320	451,914
Short-term deposits with ST	365,869	—

	$905,472	$539,399

       During the year, certain of the Company’s treasury management activities were undertaken by ST or its affiliates, including a pooled cash management arrangement as discussed in Note 2.
4.     Term Deposits
       These are short-term deposits placed with a bank. The interest rates for such term deposits ranged from 1.8800% to 2.5050% at December 31, 2004.
5.     Receivables, Net
       Receivables consist of the following:

	December 31,

	2003	2004

Trade receivables	$120,838	$122,986
Allowance for doubtful accounts	(1,083)	(1,178)
Allowance for sales returns	(9,556)	(6,537)

Trade receivables, net of allowances	110,199	115,271
Grant and other receivables	30,947	18,365

	$141,146	$133,636

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       Movements in the allowance for doubtful accounts are as follows:

	2002	2003	2004

Beginning	$4,036	$2,460	$1,083
Utilized in year	(1,078)	(1,022)	(38)
Charge for the year	478	351	1,106
Reversal of specific allowances due to collection	(976)	(706)	(973)

Ending	$2,460	$1,083	$1,178

       Movements in the allowance for sales returns are as follows:

	2002	2003	2004

Beginning	$4,895	$10,687	$9,556
Utilized in year	(5,075)	(7,026)	(7,769)
Charge for the year	10,867	5,895	4,750

Ending	$10,687	$9,556	$6,537

6.     Inventories
       Inventories consist of the following:

	December 31,

	2003	2004

Raw materials	$2,609	$5,414
Work-in-process	52,709	60,293
Consumable supplies and spares	1,115	6,452

	$56,433	$72,159

7.     Investment in SMP
       The investment in SMP is discussed further in Note 2 and consists of the following:

	December 31,

	2003	2004

SMP
Cost	$120,959	$120,959
Share of retained post-formation losses	(54,730)	(27,167)
Share of accumulated other comprehensive losses	(3,972)	(27)

	$62,257	$93,765

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       Reconciliation of equity in income (loss) of SMP between consolidated statements of operations and consolidated statements of cash flows:

	2002	2003	2004

Equity in income (loss) of SMP in consolidated statements of operations	$(84,846)	$23,194	$27,563
Allocated wafer capacity cost	40,195	—	—

Equity in income (loss) of SMP in consolidated statements of cash flows	$(44,651)	$23,194	$27,563

       Shown below is summarized financial information for SMP:

	December 31,

	2003	2004

Current assets	$213,948	$85,597
Other assets	1,680	82
Property, plant and equipment	262,349	132,258
Current instalments of long-term debt	(107,142)	—
Other current liabilities	(96,456)	(23,078)
Long-term debt	(64,286)	—
Other liabilities	(7,310)	—

Shareholders’ equity	$202,783	$194,859

	2002	2003	2004

Net revenue	$254,970	$329,535	$303,570
Gross profit	12,221	43,073	34,827
Operating income	8,632	42,419	30,070
Net income (loss)	$(20,534)	$23,784	$20,706
       Net revenue includes billings for allocated wafer capacity to joint venture partners of $49,512, $Nil and $Nil for 2002, 2003 and 2004, respectively.
8.     Property, plant and equipment
       Property, plant and equipment consist of the following:

	December 31,

	2003	2004

Cost
Buildings	$192,230	$192,230
Mechanical and electrical installations	403,027	426,975
Equipment and machinery	2,808,521	2,818,804
Office and computer equipment	84,818	96,058
Assets under installation and construction	394,254	937,927

Total cost	$3,882,850	$4,471,994

Accumulated depreciation	$2,343,410	$2,557,479

Property, plant and equipment (net)	$1,539,440	$1,914,515

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       Depreciation was charged to consolidated statements of operations and amounted to $434,327, $418,195 and $420,217 for the years ended December 31, 2002, 2003 and 2004, respectively. Buildings consist of wafer plants, including administrative offices, built on land sub-leased to the Company, as discussed in Note 2.
       Capitalized interest relating to property, plant and equipment amounted to $10,400, $5,466 and $15,177 in the years ended December 31, 2002, 2003 and 2004, respectively.
9.     Technology Licenses

			Weighted
			average
			amortization
			period (years)
	December 31,		December 31,

	2003	2004	2003	2004

Technology licenses, at cost	$148,009	$159,512	7	7
Accumulated amortization	(21,296)	(37,559)

	$126,713	$121,953

       Amortization charged to results of operations amounted to $2,080, $14,383 and $16,263 for 2002, 2003 and 2004, respectively. Estimated amortization for future periods is as follows:

2005	$21,940
2006	25,099
2007	23,177
2008	21,195
2009	8,417
Thereafter	22,125

$121,953

10.     Payables
       Payables relate to the following:

	December 31,

	2003	2004

Trade purchases	$38,244	$18,514
Fixed asset purchases	22,309	129,147

	$60,553	$147,661

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
11.     Other Current Liabilities

	December 31,

	2003	2004

Accrued operating expenses
Unbilled purchases	$39,890	$36,438
Employee bonuses and related expenses	29,402	22,657
Interest	4,697	5,251
Others	4,613	3,318

	78,602	67,664
Obligations payable under technology license agreements	25,000	1,000
Other current liabilities	49,223	26,303

	$152,825	$94,967

12.     Income Taxes
       Income tax expense consists of the following:

	2002	2003	2004

Current	$7,204	$14,313	$6,090
Deferred	(175)	(2,642)	(1,316)

Total	$7,029	$11,671	$4,774

       All but an insignificant portion of pre-tax income (loss) and income tax expense is from Singapore sources.
       The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore for:

•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten year period beginning July 1, 1996;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten year period beginning July 1, 1999; and

•	the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten year period beginning September 1, 2003 (granted on November 8, 2004).
       Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, the Company has also been granted:

•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five year period beginning July 1, 2006;

•	development and expansion incentive status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five year period beginning July 1, 2009; and

•	development and expansion incentive status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five year period beginning September 1, 2013.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       During the period for which pioneer status is effective, subject to compliance with certain conditions, income from pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which post-pioneer status and development and expansion incentive status are effective, subject to compliance with certain conditions, income from post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. Without these exemptions from income tax or the concessionary tax rate of 10%, the Company would be subject to income tax at the Singapore corporate income tax rate of 20% for the year ended December 31, 2004, and 22% for the years ended December 31, 2003 and 2002.
       Tax losses accumulated before the pioneer status period cannot be carried forward. Tax losses accumulated in the pioneer status period may be carried forward and may be offset against income from the same pioneer trade arising both during the pioneer status and after the expiration of the pioneer status period, subject to compliance with certain conditions. Accordingly, loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2004, the Company does not have any loss carryforwards.
       Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion incentive status period. The income tax expense for the years ended December 31, 2002, 2003 and 2004 represents primarily income tax payable on non-pioneer income, principally interest and rental income.
       The Company was granted development and expansion incentive status for wafer fabrication of integrated circuits at Fab 1 for a five-year period beginning January 1, 2001, subject to compliance with certain conditions during that period. In February 2003, the Company announced its plan to consolidate the business of Fab 1 into Fab 2, and close Fab 1 during 2004. This closure would result in non-compliance with the conditions of the development and expansion incentive status, and accordingly at that time the Company accrued additional taxes payable for the period subsequent to January 1, 2001 at the full corporate tax rate. During 2004, the relevant authority agreed to allow the development and expansion incentive status through December 31, 2004, although the conditions would not be met for the original five-year period. Accordingly, the Company revised its accruals to the concessionary tax rate of 10% resulting in a reduction in tax expense of $9,784 for the year ended December 31, 2004.
       Under Singapore tax law, tax depreciation of property, plant and equipment (referred to as wear and tear allowances) is deductible only to the extent of taxable income before tax depreciation. Unutilized wear and tear allowances are carried forward to future tax years. As of December 31, 2004, the Company has unutilized wear and tear allowance carryforwards of approximately $968,000. Of this amount, approximately $637,000 is expected to reverse within the pioneer tax-exempt period, and accordingly has been recognized at a zero percent tax rate. The amount expected to reverse during the post-pioneer status period or the development and expansion incentive status period is approximately $108,000, and has been recognized at a 10% tax rate. The remaining amount is expected to reverse after the post-pioneer status period or the development and expansion incentive status period, and has been recognized at a 20% tax rate. The deferred tax asset for unutilized wear and tear allowances is lower than the amount at December 31, 2003, due to changes in estimates of the timing of future taxable income, and therefore an increase in the amount expected to reverse during the pioneer tax-exempt period.
       Loss carryforwards as well as unutilized wear and tear allowances are available indefinitely, subject to 50% or more of the Company’s equity staying with the same shareholders from the

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
incurrence of the tax loss to its utilization and in the case of wear and tear allowances, an additional test that the same trade must be carried on.

	December 31,

	2003	2004

Deferred tax assets
Unutilized wear and tear allowances	$71,290	$55,324
Deferred interest	9,717	11,386
Property, plant and equipment	9,091	8,841
Other accrued expenses	92	1,570

	90,190	77,121
Valuation allowance	(82,003)	(68,205)

	$8,187	$8,916

Deferred tax liabilities
Property, plant and equipment	$(2,247)	$(1,316)
Intangibles	(438)	(796)
Other	(14)	—

	$(2,699)	$(2,112)

Net deferred tax asset	$5,488	$6,804

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
       The valuation allowance was $Nil at January 1, 2002. During the years ended December 31, 2002, 2003 and 2004, the valuation allowance increased (decreased) by $6,285, $75,718 and ($13,798), respectively.
       As of December 31, 2004, the Company recorded deferred tax assets of $55,324 relating to the Company’s unutilized wear and tear allowances that are expected to be carried forward to offset future taxable income arising after the expiration of the Company’s pioneer periods. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences. Accordingly, a valuation allowance of the same amount was recorded as at December 31, 2004.
       The remaining valuation allowance as of December 31, 2004 primarily relates to the yield to maturity interest expense for the Company’s convertible debt. As of December 31, 2004, the Company has recorded a deferred tax asset for the differences in the tax and book basis for this interest expense. Based on the projections of future interest income against which this interest expense would be deductible, management believes that it is more likely than not that the Company will not realize the benefits of this deduction, and accordingly has recorded a valuation allowance.
       The deferred tax effects of the remaining difference in the tax and book basis of property, plant and equipment are recognized because the Company believes that it is more likely than not that

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
future taxable income will be generated over the periods which the deferred tax assets are deductible.
       A reconciliation of the expected tax expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

	December 31,

	2002	2003	2004

Income taxes computed at Singapore statutory tax rate of 20% (22% in 2002 and 2003)	$(102,437)	$(62,174)	$2,269
Permanent non-deductible expenses	33,372	44,360	12,582
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	65,383	38,480	6,263
Effect of post-pioneer status	(175)	(2,642)	(2,263)
Non-taxable increase (decrease) in equity method investment	9,823	(5,103)	(5,512)
Effect of change in concessionary tax status	—	—	(6,884)
All other items, net	1,063	(1,250)	(1,681)

Income tax expense	$7,029	$11,671	$4,774

       The pioneer tax status had the effect of increasing (decreasing) basic and diluted net earnings (loss) per share by ($0.04), ($0.02) and $0.00 and basic and diluted net earnings (loss) per ADS by ($0.36), ($0.15) and $0.02 for the years ended December 31, 2002, 2003 and 2004, respectively.
13.     Long-term Debt
       Long-term debt consists of:

	December 31,

	2003	2004

Singapore dollar loans at fixed rates of 4% to 4.25%	$127,299	$73,650
US dollar loan at floating rates	502,000	589,066
Senior convertible notes	575,000	575,000
Other	8,453	(1,986)

	1,212,752	1,235,730
Less current installments	(223,660)	(352,985)

Long-term debt, excluding current installments	$989,092	$882,745

       Other long-term debt includes the cumulative fair value change due to changes in interest rates of the senior convertible notes. This change is recorded because the Company has entered into interest rate swap contracts that have the effect of swapping the fixed-rate interest to a floating rate. The Company designated these derivative instruments as fair value hedges and carried the same at fair value.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)

	Weighted Average
	Interest Rates
	December 31,

	2003	2004

Singapore dollar loans at fixed rates of 4% to 4.25%	5.7774%	5.9129%
US dollar loan at floating rates	1.9375%	3.2375%
Senior convertible notes	3.9920%	5.1440%
       The Singapore dollar fixed rate loans, from the Singapore Economic Development Board, consist of $28,057 maturing in 2005 and $45,593 maturing in 2006, and are repayable in semi-annual installments. ST has guaranteed $28,057 of these loans until their maturity in 2005.
       The US dollar floating rate loan matures in September 2006. The loan facility is for an amount of $820,000 of which $502,000 and $589,066 was outstanding as of December 31, 2003 and 2004, respectively. The loan bears interest at 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for US dollars deposits quoted by specified banks to the lender. Interest is payable semi-annually in US dollars and principal is payable in six semi-annual installments which commenced March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.
       The senior unsecured convertible notes mature on April 2, 2006. The notes bear a coupon rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes are convertible into the Company’s ordinary shares or American Depository Shares (“ADS”). The Company may redeem all or a portion of the notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company’s shares or ADS’s trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period.
       The conversion price per ordinary share, adjusted for the Company’s rights offering in 2002, is S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on the terms of the notes for a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).
       Annual maturities of long-term debt as of December 31, 2004 are as follows:

Payable in year ending December 31,
2005	$352,985
2006	882,745

$1,235,730

       As of December 31, 2004, the Company has secured financing to support Fab 7’s phase 1 ramp to 15,000 300-mm wafers per month capacity. This includes a $653,000 term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States which is to be drawndown for purchase of Fab 7 equipment from vendors in the United States, a $200,000 term loan facility (with the option to increase the facility by $100,000) from Sumitomo Mitsui Banking Corporation and Oversea Chinese Banking Corporation, a $50,000 term loan facility from Bank of America, and a $150,000 revolving credit facility from Sumitomo Mitsui Banking Corporation. The commitment fees relating to these facilities amounted to $7,720.
       As of December 31, 2004, the Company has total unutilized banking facilities of approximately $1,116,608 for short-term advances, term loans and bankers’ guarantees.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       The Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants which are customary to loan documents. Under the financial covenants, the Company is required to maintain certain financial conditions and ratios such as consolidated net worth, EBITDA, total debt to net worth ratio, and historical debt service coverage ratio. Under the shareholding covenants, Temasek and ST are required to own directly or indirectly, a certain percentage of the Company’s outstanding shares. As a result of the ST Restructuring discussed in Note 1, certain loan agreements with ST shareholding covenants were amended to replace ST with Temasek. In addition, some of the loans and available credit facilities also impose other restrictive covenants such as the restriction from incurring further indebtedness, creating security interests over assets, payment of dividends, disposal of assets and merger and corporate restructuring.
14.     Shareholders’ Equity
Share Capital
       Share capital consists of the following:

	December 31,

	2003	2004

Issued and paid-up share capital	$383,792	$384,370
Capital reduction	61,161	61,161

	$444,953	$445,531

       In November 1992, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $61,161 against the paid-up share capital in a capital reduction sanctioned by the High Court of Singapore. The capital reduction does not qualify as a quasi-reorganization under US GAAP and accordingly has not been reflected in the financial statements.
Additional Paid-in Capital
       Additional paid-in capital as of December 31, 2003 and 2004 represents principally the excess of proceeds received from issue of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $2,207,783 as at December 31, 2004.
       In August 2004, the Company entered into a bilateral option transaction with Goldman Sachs International as counter-party, to pro-actively manage the senior convertible notes (“Notes”). Under the transaction, the Company has a choice of physical or cash settlement. The counter-party may purchase 214,800 of the Company’s shares at $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71) and the Company will receive approximately $200,000. The number of shares under the option transaction is equal to the number of shares that were originally planned for issuance under the existing Notes. The option transaction, which is contractually separate from the Notes, is exercisable by the counter-party from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the Notes. The option transaction also has a feature that allows the Company to elect for early termination if the trading price of the Company’s ordinary shares listed and quoted on the Singapore Exchange rises and remains above $1.17 for a

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
defined period of time. In such an event, the Company may elect to settle in cash or physically by delivering its ordinary shares.
Accumulated Deficit
       Singapore law allows dividends to be paid only out of profits of the Company. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities. Some of the Company’s loan agreements restrict the ability of the Company to pay dividends without prior approval from the lender.
       Distributions of profits from non-pioneer activities which have been subject to income tax are paid with a franking tax credit which Singapore tax-resident shareholders can apply as a prepayment of income tax on the dividend. Shareholders who are not tax-resident in Singapore are not liable for further Singapore income tax.
       Under the one-tier system with effect from January 1, 2003, tax payable by the Company on its non-pioneer chargeable income constitutes a final tax. Companies that have moved to the one-tier system can henceforth pay dividends that are exempt from tax in the hands of their shareholders.
       During the transitional period, the Company has up to December 31, 2007 to utilize any available balance under the old imputation system to pay a franked dividend to its shareholders. As at December 31, 2004, the Company has approximately $54,000 of available balances under the old imputation system.
       Accumulated deficit includes $27,167 of post-formation losses of SMP.
Accumulated Other Comprehensive Loss
       Accumulated other comprehensive loss consists of the following:

	December 31,

	2003	2004

Currency translation loss	$54,380	$54,380
Effects of net unrealised losses on available for sale securities	266	1,339
Unrealized net cash flow hedging activity derivative losses	4,235	2,634

	$58,881	$58,353

       The currency translation loss is not adjusted for income taxes as it arose from a change in functional currency in prior years which is not tax deductible. The unrealized net cash flow hedging activity derivative losses are not adjusted for income taxes because such losses are expected to be realized during the pioneer status. No income tax benefit is recognized for unrealized losses on available for sale securities.
15.     Share Options and Incentive Plans
(a)     1999 Option Plan
       Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”) which provided for a maximum of 107,160 shares (subject to adjustment under the plan) to be reserved for option grants. This amount was increased to 197,160 shares in May 2002. As a result of the Company’s rights offering in October 2002, the shares available for future grants were increased by 30,488 shares. The total shares provided under

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
the 1999 Option Plan is hence 227,648 shares. The remaining shares available for future grants at December 31, 2004 are 93,145. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.
       The plan is administered by a committee appointed by the Directors. Employees, outside directors and consultants are eligible for the grant of options subject to certain exceptions as provided in the 1999 Option Plan.
       The exercise price of an incentive stock option is generally the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.
       As a result of the Company’s rights offering which was completed in October 2002, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made so that the aggregate intrinsic value of the options and the ratio of the exercise price per share to the market value per share for each outstanding option tranche remain unchanged immediately after the rights offering. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531.
       Option periods do not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.
       Information on options granted is as follows:

		Weighted
		Average
		Exercise
	Options	Price

Outstanding at January 1, 2002	87,925	$4.19
Granted	31,457	$1.46
Exercised	(3,018)	$1.10
Lapsed	(16,671)	$3.78

Outstanding at December 31, 2002	99,693	$3.49
Granted	29,528	$0.55
Expired	(4)	$0.88
Exercised	(461)	$0.52
Lapsed	(24,533)	$3.52

Outstanding at December 31, 2003	104,223	$2.67
Granted	20,905	$0.93
Expired	(919)	$1.65
Exercised	(1,074)	$0.46
Lapsed	(10,481)	$2.89

Outstanding at December 31, 2004	112,654	$2.36
Exercisable at end of year	52,719	$3.39

       Weighted average fair values of options granted in 2002, 2003 and 2004 were $1.13, $0.40 and $0.63 respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       The following table summarizes information about fixed stock options outstanding at December 31, 2004.

	Options Outstanding			Options Exercisable

		Weighted
	Number	average	Weighted		Weighted
	outstanding	remaining	average	Number	average
	at	contractual	exercise	exercisable	exercise
Range of exercise prices	12/31/2004	life	price	12/31/2004	price

$0.39 to $1.00	47,781	8.3 years	$0.71	10,265	$0.56
$1.06 to $1.95	23,699	6.7 years	$1.41	11,809	$1.46
$2.14 to $2.44	18,744	5.9 years	$2.33	12,118	$2.32
$5.81	12,881	5.2 years	$5.81	10,619	$5.81
$8.31	9,549	4.6 years	$8.31	7,908	$8.31

	112,654			52,719

       The options vest over one to five years and expire on dates ranging from April 2005 to December 2014. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and related interpretations. Total compensation expense recognized for 2002, 2003 and 2004 totalled $(253), $4 and $3 respectively.
       The fair value of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 2002, 2003 and 2004.

	2002	2003	2004

Risk free interest rate	3.195% to 5.060%	2.710% to 4.450%	2.97% to 4.14%
Expected volatility	67.69% to 75.89%	66.61% to 70.16%	61.94% to 65.04%
Expected lives	5 to 10 years	5 to 9 years	5 to 8 years
Dividend yield	NA	NA	NA
       Options of 1,474, 1,284 and 595 shares of the Company were granted to employees of SMP in 2002, 2003 and 2004, respectively. SMP bears the stock-based compensation charge in respect of these options.
(b)     2001 Share Purchase Plans
       As approved by the shareholders in May 2001, the Company adopted the Chartered Semiconductor Manufacturing Ltd Employee Share Purchase Plan 2001 (the “Chartered Purchase Plan”) and the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP Purchase Plan”), collectively “the 2001 Plans”, which provided for the issuance of a maximum of 10,000 shares (subject to adjustment under the Plans). The amount was subsequently revised to 11,722 shares as a result of the Company’s rights offering which was completed in October 2002.
       The 2001 Plans permitted eligible employees to purchase shares through payroll deductions of between 1 percent to 10 percent of an employee’s compensation, including salaries, wages, bonuses, incentive compensations, commissions, overtime pay and shift premiums. The offering periods consisted of the six-month periods commencing on each March 1 and September 1. The purchase price for each share purchased at the close of an offering period was the lower of 85% of the fair market value of the share on the last trading day in such offering period or last trading day before the commencement of such offering period. The purchase price for each share would in no

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
event be less than the par value of each share. The 2001 Plans were intended to qualify under Section 423 of the United States Tax Code.
       The 2001 Plans were administered by a committee appointed by the Directors. Approximately 2,700 shares were purchased at $0.56 (S$0.94) in 2004 under the 2001 Plans. As of February 2004, all shares available under the 2001 Plans had been issued and allotted and as a result, the 2001 Plans were terminated.
(c)     2004 Share Purchase Plans
       As approved by the shareholders in April 2004, the Company has adopted a new Chartered Semiconductor Manufacturing Ltd Employee Purchase Plan 2004 (“Chartered ESPP 2004”) and a new share purchase plan for the employees of Silicon Manufacturing Partners Pte Ltd (“SMP ESPP 2004”), collectively “ESPP 2004 Plans”. The ESPP 2004 Plans provide for the issuance of a maximum of 30,000 shares (subject to adjustment under the Plans).
       The terms of the ESPP 2004 Plans and the 2001 Plans are similar except for the following significant differences:

(i) the ESPP 2004 Plans give the committee appointed by the Directors to administer the plans (“Committee”) the right to stipulate that the purchase price for each Ordinary Share purchased at the close of an offering period be determined by an alternative method, which is to be prescribed by the Committee, if the Committee determines that the existing method of determining the purchase price would cause the Company to incur any stock-based compensation charge; and

(ii) the ESPP 2004 Plans impose a limit of 3,000 Ordinary Shares per calendar year (and a limit of 1,500 Ordinary Shares per offering period) on the number of Ordinary Shares available for purchase by participants in the ESPP 2004 Plans. The ESPP 2004 Plans continue to provide for two offering periods in a calendar year commencing on each March 1 and September 1.
       No shares were issued in 2004 under the ESPP 2004 Plans.
16.     Commitments and Contingencies
(a)     Commitments
       The Company has the following capital commitments:

	December 31,

	2003	2004

Contracts for capital expenditure	$398,296	$312,883

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       Minimum future rental payments on non-cancellable operating leases, excluding amounts payable to related parties disclosed in Note 2, as at December 31, 2004, are as follows:

Payable in year ending December 31,
2005	$4,057
2006	2,338
2007	391
2008	276
2009	186
Thereafter	189

$7,437

       Rental expense, excluding amounts payable to related parties disclosed in Note 2, for the years ended December 31, 2002, 2003 and 2004 was $5,484, $5,031 and $5,473 respectively.
       The Company has a patent license agreement with a technology partner under which the parties grant to one another a license to use certain of each other’s patents. Under the terms of the patent license agreement, the Company may provide wafer capacity in lieu of payment for royalties. Such royalties under the patent license agreement are waived until such time as the interest of the technology partner in SMP falls below 49%. In exchange the Company has waived capacity shortfall obligations from the technology partner. The patent license agreement continues for as long as the joint venture agreement between the parties remains.
       The Company entered into subscription and participation agreements with seven customers (the “Equity Investor Customers”), a technology partner and an investor to raise equity for the establishment of a new fab. Under the agreements, the Equity Investor Customers, technology partner and the investor subscribed for shares with the right to subscribe for new shares pro-rata to their interest in the Company. The subscription and participation agreements were terminated on November 5, 1999. The Company is committed to provide the Equity Investor Customers and technology partner with rights to wafer capacity first granted under those agreements through August 2005.
       The Company has entered into manufacturing agreements with several customers whereby the Company has committed to make available production capacity to customers over the term of the agreement.
       As discussed in Note 2, pursuant to the assured supply and demand agreement that the Company and Agere signed with SMP, each partner is required to purchase a specified percentage of SMP’s output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity.
       The Company has entered into agreements to purchase technology licenses, jointly perform research and development, and swap capacity commitments. The future payment obligations under these agreements at December 31, 2004 are $266,000.
(b)     Contingencies
       The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.

17.	Derivative Instruments
       The Company has the following notional amounts of derivative instruments:

	December 31,

	2003	2004

Forward foreign exchange contracts to hedge:
— Singapore dollar transactions	$81,983	$47,842
— Plant and equipment purchases (mainly Japanese yen and Euro)	14,909	95,970
Cross currency swap	73,225	45,593
Convertible notes interest rate swap	575,000	575,000
Interest rate cap	—	100,000

	$745,117	$864,405

       The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. To protect against volatility of future cash flows caused by changes in exchange rates, the Company may use currency forward contracts and currency swaps on anticipated transactions such as operating costs and expenses and capital purchases. To manage the interest rate risk, the Company may enter into interest rate swap or cap agreements to modify the interest characteristics of its outstanding debts.
       During 2001, the Company entered into an interest rate swap contract to hedge fixed-rate interest obligations associated with $200,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate coupon interest obligations to floating-rate obligations based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. In January 2003, the Company entered into an additional swap to incorporate hedging of the accreting portion of the bond which was not included in the original swap, thereby increasing the hedge effectiveness. In August 2003, the Company entered into an interest rate swap contract in respect of the fixed-rate coupon interest obligations associated with the remaining $375,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. The swap incorporated hedging of the accreting portion of the convertible notes. For the fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings as interest expense. Net realized gains (losses) arising from ineffectiveness of fair value hedges were $283, $1,516 and ($1,771) in the years ended December 31, 2002, 2003 and 2004, respectively.
       The Company also uses derivative instruments to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and its foreign currency denominated purchase

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
commitments which are denominated principally in Japanese yen and Euro. The Company has also entered into a cross currency swap to convert a Singapore dollar fixed rate loan to a US dollar denominated fixed rate instrument. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and as a result, any ineffectiveness of the Company’s hedges is negligible. Amounts included in other comprehensive income (loss) related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into US dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (foreign exchange gain (loss)) when the asset related to the purchase commitment is depreciated.
       In August 2004, the Company entered into two interest rate cap contracts in respect of the floating rate obligations associated with $100,000 of the US dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. Amounts included in other comprehensive income (loss) related to hedges of the floating rate US dollar loan represents the intrinsic value of the interest rate cap and are reclassified into earnings (interest expense) upon settlement.
       A $30,000 self-referenced credit-linked deposit (“CLD”) was placed with a financial institution in June 2003. If a “credit event” (as defined in the CLD) occurs, which includes default in the payment of the Company’s senior convertible notes due 2006 or bankruptcy of the Company, the principal will not be returned in full. Rather, the Company will receive the market value of $30,000 face amount of the Company’s Notes, less costs incurred by the financial institution.
       Most of the Company’s derivatives are formally designated as cash flow foreign currency hedges and fair value hedges. However, certain derivative instruments are not designated as part of a hedging relationship. These consist primarily of foreign currency forward contracts related to groups of forecasted foreign currency denominated payments. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these instruments are included in foreign exchange gain (loss).
       At December 31, 2004, the estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $285. For the year ended December 31, 2004, net realized loss recognized from cash flow hedges was $2,942.
       The components of other comprehensive income (loss) related to derivative and hedging activities consist of the following:

	December 31,

	2003	2004

Beginning	$(10,329)	$(4,235)
Reclassification of cash flow hedging activity gains (losses) into earnings	1,003	(2,942)
Share of cash flow hedging activity gains of SMP	5,298	3,945
Net changes in cash flow hedging activity derivative fair values	(207)	598

Ending	$(4,235)	$(2,634)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       By using derivative instruments to hedge exposures to changes in foreign currency rates and interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.
       Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company assesses interest rate cash flow risk and currency exchange cash flow risk by continually identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

18.	Fair Values of Financial Instruments

	December 31,

	2003		2004

	Carrying	Estimated	Carrying	Estimated
Asset/(Liability)	amount	fair value	amount	fair value

	$	$	$	$
Long term debt	(1,212,752)	(1,248,765)	(1,235,730)	(1,255,457)
Forward foreign exchange contracts	2,828	2,828	7,141	7,141
Forward foreign exchange contracts	—	—	(4)	(4)
Cross currency swap	(4,495)	(4,495)	(5)	(5)
Interest rate swap	(37,008)	(37,008)	(61,299)	(61,299)
Credit default swap	1,479	1,479	—	—
Interest rate cap	—	—	456	456
       Cash and cash equivalents, amounts owing from and to ST and affiliates, term deposits, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.
       Long-term debt. The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities, or by obtaining quotes from brokers.
       Forward foreign exchange contracts. The fair value is estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.
       Cross currency swap. The fair value is estimated by obtaining quotes from brokers.
       Interest rate swap. The fair value is estimated by obtaining quotes from brokers.
       Interest rate cap. The fair value is estimated by obtaining quotes from brokers.
       Credit default swap. The fair value is estimated by obtaining quotes from brokers.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
       Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
19.     Business Segment, Geographic and Major Customer Data
       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company. The Company has identified its individual fabs as its operating segments. Further, the Company has determined that all of the tests and conditions established in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” that permits aggregation have been met. Accordingly, the operating segment information has been aggregated into one reporting segment.
       The following table presents a summary of revenues by country of domicile of customers and long-lived assets by geographic region. The Company geographically categorizes a sale based on the country in which the customer is headquartered.

	2002	2003	2004

Revenues
Americas	$315,660	$351,930	$631,150
Europe	38,643	72,249	85,125
Japan	43,967	24,799	33,258
Singapore	2,043	2,862	3,392
Taiwan	44,894	92,245	161,420
Others	4,034	7,826	17,786

	$449,241	$551,911	$932,131

Long-lived assets
Singapore	$1,860,555	$1,538,782	$1,913,945
Others	676	658	570

	$1,861,231	$1,539,440	$1,914,515

	2002	2003	2004

Customer A	10.7%	15.1%	20.7%
Customer B	19.2	*	13.4
Customer C	*	*	10.1
Customer D	11.0	*	*

*	less than 10% of net revenue for the year
       The top five customers of the Company accounted for 53%, 41% and 52% of the Company’s net revenue in the years ended December 31, 2002, 2003 and 2004, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations or financial position.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)
20.     Other Operating Expenses (Income)
       Other operating expenses (income) consisted of:
       A property, plant and equipment impairment charge in 2002 of $4,868 resulting from the decision to abandon certain production processes. As the associated machinery had no further productive use, it was taken out of service and, as the associated machinery had no value on the secondary machinery market, its carrying value was reduced to zero. A restructuring charge of $5,157 was also recorded in 2002 related to a workforce reduction in the fourth quarter, and represented the cost of the compensation package paid to the affected employees. The compensation was substantially paid during the fourth quarter of 2002.
       A gain of $27,531 in 2003 associated with the cancellation of an employee bonus award plan. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $27,531 was eliminated by decreasing compensation expense in the period of cancellation.
       An impairment charge of $8,986 in 2003 on certain machinery and equipment which were classified as held for sale at December 31, 2003. The impairment charge resulted from the decision to rationalize capacity across the Company. The machinery and equipment were expected to be sold on the open market within twelve months of classification as held for sale. These assets were written down to the lower of their fair value, less costs to sell or their net book value. At December 31, 2004, some of this machinery and equipment remained unsold and were reclassified to held for use. These machinery and equipment were measured individually at the lower of their (a) carrying amount before being classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held for use, or (b) fair value at date of reclassification. A write-down of $979 was recorded on these machinery and equipment during 2004.
       A gain of $15,300 in 2004 associated with the resolution of a goods and services tax matter amounting to $4,900 and a gain of $10,400 resulting from an equipment disposition with CSMC Technologies Corporation.
       A restructuring charge of $12,421 and $4,558 in December 31, 2003 and 2004, respectively, relating to the closing of the Company’s Fab 1, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. In February 2003, the Company announced that as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate that business into Fab 2. The production in Fab 1 ceased at the end of March 2004. A summary of estimated and actual costs incurred is shown below. These amounts do not include gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities to be carried out for consolidating the Fab 1 business into Fab 2.

	Total	Cumulative
	estimated	expense
	costs	to-date

Employee termination benefits	$8,000	$7,673
Plant closure, customer assistance and related expenses	9,000 to 12,000	9,306

Total	$17,000 to 20,000	$16,979

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars — (Continued)
In thousands (except per share data)

	Year Ended December 31, 2004

	Beginning	Current		Ending
	liability	year	Amount	liability
	balances	additions	paid	balances

Employee termination benefits	$6,627	$1,046	$7,673	$—
Plant closure, customer assistance and related expenses	2,339	3,512	5,851	—

Total	$8,966	$4,558	$13,524	$—

	Year Ended December 31, 2003

	Beginning	Current		Ending
	liability	year	Amount	liability
	balances	additions	paid	balances

Employee termination benefits	$—	$6,627	$—	$6,627
Plant closure, customer assistance and related expenses	—	5,794	3,455	2,339

Total	$—	$12,421	$3,455	$8,966

21.     Other Income
       In 2004, other income included grant income of approximately $29,000 and the recognition of a gain of approximately $14,000 from the sale of technology to CSMC Technologies Corporation.
22.     Cumulative Effect Adjustment
       Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Accordingly, the Company recorded a liability of $13,223 related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to original condition. The associated cost was capitalized as an increase in “property, plant and equipment” of the same amount and will be depreciated over the remaining useful lives of the facilities. The adoption of SFAS No. 143 as of January 1, 2003, resulted in a cumulative effect loss of $6,421, after a reduction in minority interest of $475. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years. The proforma effect of retroactive application of SFAS No. 143 in 2002 would not have had a material impact on the net loss, net loss per share and net loss per ADS, as reported.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS — in US Dollars
(In thousands)

	U.S. GAAP

	As of

	December 31,	June 30,
	2004	2005

		(unaudited)
ASSETS
Cash and cash equivalents	$539,399	$604,860
Receivables, net	143,148	122,964
Inventories	72,159	116,552
Other current assets	46,761	35,610

Total current assets	801,467	879,986
Investment in SMP	93,765	79,217
Property, plant and equipment, net	1,914,515	2,089,621
Technology licenses, net	121,953	115,444
Other non-current assets	158,312	152,233

Total assets	$3,090,012	$3,316,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	152,348	247,065
Current installments of long-term debt	352,985	741,571
Other current liabilities	118,388	217,600

Total current liabilities	623,721	1,206,236
Long-term debt, excluding current installments	882,745	619,391
Other non-current liabilities	77,915	136,866

Total liabilities	1,584,381	1,962,493
Commitments and contingencies
Share capital: ordinary shares of S$0.26 par value
Authorized: 3,076,923 shares in 2004 and 4,615,385 shares in 2005
Issued and outstanding: 2,509,238 shares in 2004 and 2,511,349 shares in 2005	445,531	445,866
Additional paid-in capital	2,237,107	2,238,115
Accumulated deficit	(1,118,654)	(1,270,273)
Accumulated other comprehensive loss	(58,353)	(59,700)

Total shareholders’ equity	1,505,631	1,354,008

Total liabilities and shareholders’ equity	$3,090,012	$3,316,501

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
(In thousands, except per share data)

	U.S. GAAP

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2005	2004	2005

Net revenue	$255,822	$194,035	$484,240	$375,388
Cost of revenue	195,847	193,591	379,690	384,658

Gross profit (loss)	59,975	444	104,550	(9,270)

Operating expenses:
Research and development	32,270	27,676	62,133	54,991
Fab start-up costs	8,083	7,876	11,707	22,697
Sales and marketing	10,159	10,112	18,900	20,619
General and administrative	10,457	10,599	16,716	19,886
Other operating expenses	2,439	3,938	5,527	3,938

Total operating expenses	63,408	60,201	114,983	122,131

Operating loss	(3,433)	(59,757)	(10,433)	(131,401)
Equity in income (loss) of SMP	10,444	776	21,912	(8,256)
Other income	17,021	2,952	24,707	5,453
Interest expense, net	(6,047)	(8,601)	(13,733)	(11,027)
Foreign exchange gain, net	334	676	295	198

Income (loss) before income taxes	18,319	(63,954)	22,748	(145,033)
Income tax expense	(3,032)	(3,147)	(5,576)	(6,586)

Net income (loss)	$15,287	$(67,101)	$17,172	$(151,619)

Net earnings (loss) per share and ADS
Basic and diluted net earnings (loss) per share	$0.01	$(0.03)	$0.01	$(0.06)

Basic and diluted net earnings (loss) per ADS	$0.06	$(0.27)	$0.07	$(0.60)

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,508.8	2,511.0	2,507.6	2,510.4
Effect of dilutive options	10.2	—	11.8	—

Diluted net earnings (loss) per share	2,519.0	2,511.0	2,519.4	2,510.4

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.9	251.1	250.8	251.0
Effect of dilutive options	1.0	—	1.1	—

Diluted net earnings (loss) per ADS	251.9	251.1	251.9	251.0

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS) — in US Dollars
(In thousands)

	U.S. GAAP

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2005	2004	2005

Net income (loss)	$15,287	$(67,101)	$17,172	$(151,619)
Net change in cash flow hedging activity derivative fair values	(52)	(1,070)	(1,333)	(1,970)
Share of cash flow hedging activity gains of SMP	2,949	—	3,927	9
Reclassification of cash flow hedging activity gains (losses) into earnings	(970)	(261)	(404)	1,120
Unrealized gains (losses) on available for sale securities	31	(995)	59	(506)

Other comprehensive income (loss)	1,958	(2,326)	2,249	(1,347)

Comprehensive income (loss)	$17,245	$(69,427)	$19,421	$(152,966)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
(In thousands)

	U.S. GAAP

	For The Six Months Ended

	June 30,	June 30,
	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$17,172	$(151,619)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	(21,912)	8,256
Dividend income from SMP	—	6,300
Depreciation and amortization	216,827	239,356
Foreign exchange loss, net	179	354
Gain on disposal of property, plant and equipment	(1,126)	(91)
Others, net	1,819	5,309
Changes in operating working capital:
Receivables	(23,631)	14,321
Inventories	(22,736)	(44,393)
Other current assets	(3,596)	(2,528)
Payables and other current liabilities	(10,361)	63,891

Net cash provided by operating activities	152,635	139,156

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(392,655)	(347,950)
Payments for technology licenses	(29,223)	(3,088)
Payments for deposits	(35,000)	—
Proceeds from sale of property, plant, equipment	23,723	127
Receipts related to refund of deposits and other assets	15,000	30,612
Others	—	(1,562)

Net cash used in investing activities	(418,155)	(321,861)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	115,000	472,124
Repayments	(111,839)	(343,134)
Receipts of customer deposits	450	120,000
Refund of customer deposits	—	(1,634)
Issuance of ordinary shares	1,835	1,162

Net cash provided by financing activities	5,446	248,518

Net increase (decrease) in cash and cash equivalents	(260,074)	65,813
Effect of exchange rate changes on cash and cash equivalents	(179)	(352)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$645,219	$604,860

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
1.     Business and Organization
       The Company is one of the world’s top dedicated semiconductor foundries providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.
       The Company was incorporated in Singapore in 1987. As of June 30, 2005, Singapore Technologies Semiconductors Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), directly held approximately 60.1% of the Company. Temasek is a holding company through which corporate investments of the Government of Singapore are held.
       Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. The Company accounts for CSP as a consolidated subsidiary.
       Silicon Manufacturing Partners Pte Ltd (“SMP”) was formed in January 1998. Agere Systems Singapore Pte Ltd (“Agere”) and the Company own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.
2.     Basis of Presentation
       The interim unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, in the opinion of management, reflect all interim adjustments of a normal recurring nature which are necessary for a fair presentation of the consolidated financial position and results of operations of the Company and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.
       Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.
       Due to cumulative losses, the minority interest equity in CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been charged to the minority interest in our consolidated statements of operations. The effect of this on our results of operations was additional losses as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2005	2004	2005

	(In thousands)
Additional losses	$8,444	$22,858	$21,000	$40,029

3.     Use of Estimates
       The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant items subject to judgments and such estimates include depreciation and amortization of long-lived assets, the recoverability of the carrying value of long-lived assets, the realizability of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales return allowance, and the fair value of stock-based employee compensation awards. Actual results could differ from these estimates.
4.     Net Earnings (Loss) per Share
       Basic net earnings (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net earnings (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
       The Company excluded potentially dilutive securities for each period presented from its diluted net earnings (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2005	2004	2005

	(Number of shares in thousands)
Convertible debt and call options	214,792	429,584	214,792	429,584
Stock options	85,647	106,586	85,447	106,586
5.     Stock-based Compensation
       The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Employee compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.
       Compensation cost for stock options granted to non-employees, primarily employees of SMP, is measured in accordance with the fair-value method as the fair market value of the stock options based upon an option-pricing model. This cost is recognized over the period in which the options vest in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

       Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, the Company’s net income (loss) would have changed to the pro forma amounts indicated below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2005	2004	2005

	(In thousands, except per share data)
Stock-based compensation cost
As reported (intrinsic method)	$(1)	$(1)	$(2)	$(1)
Pro forma (fair value method)	$(3,327)	$(191)	$(7,899)	$(3,348)
Net income (loss)
As reported	$15,287	$(67,101)	$17,172	$(151,619)
Pro forma	$11,961	$(67,291)	$9,275	$(154,966)
Basic and diluted net earnings (loss) per share
As reported	$0.01	$(0.03)	$0.01	$(0.06)
Pro forma	$0.00	$(0.03)	$0.00	$(0.06)
Basic and diluted net earnings (loss) per ADS
As reported	$0.06	$(0.27)	$0.07	$(0.60)
Pro forma	$0.05	$(0.27)	$0.04	$(0.62)
6.     Inventories

	As of

	December 31,	June 30,
	2004	2005

	(In thousands)
Raw materials	$5,414	$3,343
Work in progress	60,293	106,997
Consumable supplies and spares	6,452	6,212

	$72,159	$116,552

7.     Long-term Debt

	As of

	December 31,	June 30,
	2004	2005

	(In thousands)
Singapore dollar loans at fixed rates(1)	$73,650	$—
U.S. dollar loans at floating rates:
Syndicated Loan(2)	589,066	317,867
Loan Facility(3)	—	300,000
Exim Loan(3)	—	122,124
Bank of America Term Loan(3)	—	50,000
2.5% senior convertible notes issued in April 2001	575,000	575,000
Other(4)	(1,986)	(4,029)

	1,235,730	1,360,962
Less current installments	(352,985)	(741,571)

Long-term debt, excluding current installments	$882,745	$619,391

	Weighted Average
	Interest Rates
	As of

	December 31,	June 30,
	2004	2005

Singapore dollar loans at fixed rates	5.9129%	—
U.S. dollar loans at floating rates	3.2375%	4.3200%
2.5% senior convertible notes issued in April 2001	5.1440%	6.5081%

(1)	The Singapore dollar fixed rate loans from the Singapore Economic Development Board consisted of $58.5 million maturing in 2005 and $15.2 million maturing in 2006. The Company repaid these loans early in full in March 2005.

(2)	CSP’s U.S. dollar syndicated floating rate loan arranged by ABN AMRO Bank N.V., Singapore Branch, Citibank, N.A., Singapore Overseas Union Bank Limited, The Sumitomo Bank, Limited, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore Branch and Commerzbank Aktiengesellschaft, Singapore Branch matures in September 2006. This facility is for an amount of $820.0 million which is fully drawn down, of which $589.1 million and $317.9 million were outstanding as of December 31, 2004 and June 30, 2005, respectively. The Company partially repaid $123.9 million early in May 2005. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/ equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced in March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

(3)	These loan facilities were obtained by the Company in December 2004 to support phase 1 of our build out of production capacity in Fab 7 to 15,000 300-mm wafers per month. These facilities include a $653.0 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (“Exim Loan”), a $300.0 million term loan facility from Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank (“Loan Facility”), a $50.0 million term loan facility from Bank of America (“Bank of America Term Loan”) and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

As of June 30, 2005, $300.0 million from the Loan Facility has been fully drawn down. The Exim Loan, of which $122.1 million was drawn down as of June 30, 2005 is divided into two tranches and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. Each tranche will be repaid over a period of five years. The $50.0 million Bank of America Term Loan has been fully drawn down as of June 30, 2005.

For the Loan Facility, the Exim Loan and the Bank of America Term Loan, interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than the third quarter of 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 0.50%. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 1.50%.

(4)	Other long-term debt includes the cumulative fair value change of the 2.5% senior convertible notes issued in April 2001 (“convertible notes”) due to changes in interest rates since the date the Company entered into interest rate swap contracts related to this debt. These contracts were entered into in December 2001 and August 2003 in the amounts of $200.0 million and $375.0 million, respectively. The Company designates these derivative instrument contracts as fair value hedges and carries them at fair value.
       The Company has total unutilized banking facilities of $742.1 million for term loans, short-term advances and bankers’ guarantees as of June 30, 2005.
8.     Contingencies
       The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.
9.     Recently Issued Accounting Standards
       In June 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 154, Accounting Changes and Error Corrections (“FAS 154”), which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. FAS 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”) and FASB Statement No. 3. Reporting Accounting Changes in Interim Financial Statements, which previously required that most voluntary changes in accounting principle be recognized by including in the current period’s net income the cumulative effect of changing to the new accounting principle. FAS 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company does not expect the initial adoption of FAS 154 to have any material impact on the Company’s financial condition or consolidated statements of operations.
       In May 2005, the FASB issued a FASB Staff Position (“FSP”) to clarify the guidance that the Emerging Issues Task Force (“EITF”) specifies in EITF Issue 00-19 (“EITF 00-19”), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The FSP clarifies that a requirement to deliver registered shares will not, in and of itself, result in liability classification for freestanding financial instruments that were originally issued as employee compensation (for example, an employee stock option). The FSP indicates that this clarification is consistent with the FASB’s intent in issuing FASB Statement No. 123 (revised 2004), Share Based Payment (“FAS 123(R)”). The FSP goes into effect the same day that a company implements FAS 123(R).
       In December 2004, the FASB published FAS 123(R), Share-Based Payments. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permits companies to defer the effective date of FAS 123(R). The Company has elected to adopt FAS 123(R) on January 1, 2006.
       The Company currently determines the fair value of stock-based compensation using a Black-Scholes option-pricing model. In connection with evaluating the impact of adopting FAS 123(R), the Company is also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. The Company has begun, but has not yet quantified the impact of adopting FAS 123(R). However, the Company believes the adoption of FAS 123(R) may have a material impact on its financial condition and consolidated statements of operations, regardless of the valuation technique used, and that the pro forma amounts disclosed in Note 5 are not necessarily indicative of the impact FAS 123(R) will have on the Company’s consolidated statements of operations.
       In November 2004, the FASB issued FASB Statement No. 151 (“FAS 151”), “Inventory Costs”, an amendment of Accounting Research Bulletin No. 43, Chapter 4. The amendments made by FAS 151 clarified that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and required the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the initial adoption of FAS 151 to have any material impact on the Company’s financial condition or consolidated statements of operations.

PROSPECTUS
$4,000,000,000
Chartered Semiconductor Manufacturing Ltd
Debt Securities
Ordinary Shares
Preference Shares
Warrants

       This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. This means:

•	we may issue the debt securities, ordinary shares (directly or in the form of American Depositary Shares, or ADSs), preference shares, and warrants covered by this prospectus from time to time;

•	ordinary shares (directly or in the form of ADSs) may also be offered by the selling shareholders under this prospectus from time to time. Please see “Selling Shareholders” and “Plan of Distribution” for more information about the selling shareholders;

•	we will provide a prospectus supplement each time we issue or the selling shareholders sell the securities; and

•	the prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.
       Of the $4,000,000,000 of securities covered by this prospectus:

•	we may issue securities from time to time up to a total dollar amount of $3,000,000,000; and

•	the selling shareholders may sell ordinary shares (directly or in the form of ADSs) from time to time up to a total dollar amount of $1,000,000,000.
       You should read this prospectus and any prospectus supplement carefully before you invest. Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited under the symbol “Chartered” and our ADSs are quoted on the Nasdaq National Market under the symbol “CHRT”.
       Consider Carefully the Risk Factors Beginning on Page 6 in this Prospectus.
       Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This Prospectus is dated March 19, 2001

       You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

i

ABOUT THIS PROSPECTUS
       This document is called a prospectus and is part of a registration statement that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000. In addition, under the shelf process, one or more selling shareholders may from time to time sell ordinary shares (directly or in the form of ADSs) described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.
       This prospectus provides you with a general description of the securities we or the selling shareholders may offer. Each time we or the selling shareholders sell securities we or the selling shareholders will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.
       The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information”.
       When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. Neither we, the selling shareholders nor any underwriters or agents have authorized anyone to provide you with different information. Neither we nor the selling shareholders are offering the securities in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.
       Unless otherwise mentioned or unless the context requires otherwise, all references in this document to “Chartered,” “our company,” “we,” “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd, a limited liability company formed in the Republic of Singapore, and its subsidiaries. When we refer to “Singapore dollars and “S$” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “U.S. dollars,” “dollars,” “$” and “US$” in this document, we are referring to United States dollars, the legal currency of the United States. For your convenience, we have included in this document translations of some Singapore dollar amounts into U.S. dollar amounts based on an exchange rate of S$1.7470 to US$1.00 as of September 30, 2000. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollar or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the SEC a registration statement on Form F-3 (Registration No. 333-56878) with respect to the securities we and the selling shareholders are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we and the selling shareholders are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.
       We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
       Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You also may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.
INCORPORATION BY REFERENCE
       The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any future filings made by us with the SEC (except for our future filings on Form 6-K which will only be incorporated by reference into this document if we state in such filings that they are being incorporated by reference into this document) until we and the selling shareholders sell all of the securities covered by this prospectus:

•	our annual report on Form 20-F for the fiscal year ended December 31, 1999 filed with the SEC on March 20, 2000 and the Amendment thereto filed with the SEC on March 22, 2000.

•	our reports on Form 6-K filed with the SEC on:

•	April 7, 2000;

•	April 14, 2000;

•	April 18, 2000;

•	May 15, 2000;

•	May 25, 2000;

•	May 31, 2000;

•	June 30, 2000;

•	July 21, 2000;

•	July 25, 2000;

•	August 14, 2000;

•	August 25, 2000;

•	September 1, 2000;

•	September 28, 2000;

•	October 20, 2000;

•	October 27, 2000;

•	November 6, 2000;

•	November 14, 2000;

•	November 20, 2000;

•	December 6, 2000;

•	December 14, 2000;

•	December 28, 2000;

•	January 30, 2001;

•	February 20, 2001;

•	February 28, 2001; and

•	March 2, 2001

•	our registration statement on Form 8-A filed with the SEC on October 26, 1999.
       We will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Chartered Semiconductor Manufacturing Ltd, 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department; telephone number: (65) 362-2838.
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
       Chartered is one of the world’s leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, including communications applications such as wireless, Gigabit Ethernet, ATM and ADSL. Our top five customers for the year 2000 were Agilent Technologies, Ericsson, Broadcom, ST Microelectronics and Conexant.
       We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. In addition, we have recently completed a substantial portion of the construction of our sixth fab, Fab 7. We have service operations in 11 locations and in seven countries in North America, Europe and Asia. We were incorporated in Singapore in 1987. As of February 28, 2001, we were approximately 60.8% owned by Singapore Technologies, or ST, and its affiliate. ST is one of Singapore’s largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.
       Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is (65) 362-2838. Our internet address is www.charteredsemi.com. INFORMATION CONTAINED ON OUR WEB SITE DOES NOT CONSTITUTE A PART OF THIS DOCUMENT.

RECENT DEVELOPMENTS
       Manufacturing Facilities. As a result of the lower near-term growth outlook in 2001 and the resulting drop in demand for wafers, we have revised our plans for our sixth fab, Fab 7. As revised, our plan is to equip Fab 7 with 300mm manufacturing equipment instead of our original plan of equipping it with 200mm manufacturing equipment. With this change, we expect that Fab 7 will have a longer useful life as it will be equipped with machines capable of fabricating larger-diameter wafers which we expect to be the industry standard of the future. This revised plan will require additional capital expenditure of approximately $1.4 billion for Fab 7, which is 67% higher than our original capital expenditure of $2.1 billion planned for Fab 7, bringing the total capital expenditure for Fab 7 to $3.5 billion. We expect to require additional financing to complete construction and equipping of Fab 7.
       In addition to revising our plans for Fab 7, as a result of the changes in the near-term growth outlook, we have also revised our previous output and capacity projections of our other fabs. The following table reflects our output and wafer-capacity figures as of December 31, 2000 for each of our fabs and the fab of our affiliate, SMP (Fab 5)(except for Fab 7, which is as of March 2001). Fabs 1, 2 and 3 are wholly-owned and operated by our company. Fab 5 is operated by Silicon Manufacturing Partners, or SMP, which we jointly own with Agere Systems Singapore Pte. Ltd., a subsidiary of Agere Systems Inc. (the former Microelectronics Group of Lucent Technologies Inc.). Fab 6 is operated by Chartered Silicon Partners, or CSP, which we jointly own with a subsidiary of Agilent Technologies and EDB Investments. As of March 2001, our expectation is that pilot production will begin at Fab 7, which is wholly-owned and will be operated by our company, in mid 2002. We do not have a Fab 4.

				Fab 5	Fab 6
	Fab 1	Fab 2	Fab 3	(SMP)(1)	(CSP)(1)	Fab 7

Production commenced	1989	1995	1997	1999	2000	Expected 2002
Current output(2)	29,400 wafers per month(3)	41,200 wafers per month	18,800 wafers per month	15,700 wafers per month	2,700 wafers per month	—
Estimated full capacity(4)	28,000 wafers per month(3)	52,000 wafers per month; expected 2002	26,000 wafers per month; expected 2002	24,000 wafers per month; expected 2002	41,000 wafers per month; expected 2003	30,000 wafers per month; expected 2004(5)
Wafer size	Six-inch (150mm)	Eight-inch (200mm)	Eight-inch (200mm)	Eight-inch (200mm)	Eight-inch (200mm)	Twelve-inch (300mm)
Process Technologies	1.2 to 0.5um	0.6 to 0.3um(6)	0.35 to 0.22um(6)	0.25 to 0.15um(6)	0.25 to 0.13um(6)	0.18um and Lower(6)
Manufacturing Technologies	Digital; Analog; ROM; EEPROM(7)	Digital; Analog; SRAM; Flash Memory(7)	Digital; SRAM; ROM(7)	0.25um Digital; BiCMOS; Analog; eSRAM(7)	High Performance, high-density CMOS; high density SRAM(7)	Logic CMOS; high-density SRAM(7)
Clean room	34,000 sq. ft. Class 10; 10,000 sq. ft. Class-1 SMIF(8)	109,000 sq. ft. Class-1 SMIF(8)	86,000 sq. ft. Class-1 SMIF(8)	91,000 sq. ft. Class-1 SMIF(8)	123,000 sq. ft. Class-1 SMIF(8)	170,000 sq. ft Class-1 SMIF(8)

(1)	With respect to Fab 5 and Fab 6, the information includes capacity to which our strategic partners are entitled.
(2)	Current output is as of December 31, 2000.
(3)	Equivalent to 16,610 eight-inch wafers per month for current output and 15,820 eight-inch wafers per month for estimated full capacity. For purposes of estimating full capacity, we have assumed the production of wafers using a certain technology mix. Because we have been producing wafers with a different mix of technology than that previously assumed, we have been exceeding our estimated full capacity for Fab 1.
(4)	Estimated capacity is based on our current and anticipated process technology mix, which may vary. Our projections of estimated full capacity have varied from previous projections made in

1999 and 2000 in terms of number of wafers and expected date for achieving full capacity because of recent revisions to our earlier plans, including expansion in production capacity, improvements in wafer technology mix and, in the case of Fab 7, a move towards fabrication of larger-diameter wafers.
(5)	Equivalent to 75,000 eight-inch wafers per month.
(6)	These manufacturing processes are preliminary and their successful implementation depend on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others. These fabs can be retrofitted to achieve smaller geometries than those shown above.
(7)	ROMs are read-only memory devices. EEPROMs are electrically erasable programmable read-only devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon.
(8)	Class 10 means a standard of air purity under which the amount of dust is limited to fewer than ten particles of dust per cubic foot of air. Class 1 means a standard of air purity under which the amount of dust is limited to fewer than one particle of dust per cubic foot of air. SMIF means standard mechanical interface.

       Increased Foundry Capacity. We intend to expand our production capacity to meet the anticipated needs of our customers. We plan to increase our total production capacity from approximately 94,600 eight-inch equivalent wafers per month in December 2000 to an estimated 183,500 eight-inch equivalent wafers per month (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6) by December 2003. On an aggregate annual basis, we expect our production capacity to increase from an existing capacity of approximately 985,000 eight-inch equivalent wafers in 2000 (which exceeded our earlier projection of 970,000), to approximately 1,250,000, 1,525,000 and 2,000,000 eight-inch equivalent wafers in years 2001, 2002 and 2003, respectively (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6). Our projections for the years 2001 and 2002 have been revised downwards from previous projections of 1,400,000 and 1,780,000 for 2001 and 2002, respectively, to reflect a more cautious plan in light of the uncertainty in the near-term market outlook. We believe that increasing our foundry capacity is critical to ensuring that we can satisfy our customers’ volume requirements as they continue to grow.
FORWARD-LOOKING STATEMENTS
       This prospectus and accompanying prospectus supplement contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements can be identified by the use of forward-looking language such as “will likely result”, “may”, “are expected to”, “is anticipated”, “estimate”, “projected”, “intends to”, or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks described in this prospectus and the accompanying prospectus supplement or the documents incorporated by reference. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and the accompanying prospectus supplement. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.
       Important factors that could cause actual results to differ materially from our expectations are discussed under the heading “Risk Factors” below and elsewhere in this prospectus.

RISK FACTORS
       You should consider the following risk factors and other information in this prospectus before deciding to buy our securities.
Risks Related to Our Financial Condition

We have a history of losses and negative cash flows and this may continue.
       Since our inception in 1987, we have incurred significant operating losses and negative cash flows. This was true even in years in which our revenues increased. For example, in 1998, revenue increased 11.3% over 1997 but operating losses were 103.9% higher. The increase in revenue in 1998 was driven by higher shipment volumes but was offset by a 12.0% decline from 1997 in our average selling price of semiconductor wafers, higher production costs on increased volume and under-utilization of capacity at our fabrication facilities. More recently, for the first quarter of 2001, we expect to incur a net loss due to a reduction in revenues and under-utilization of capacity at our fabrication facilities.
       As of December 31, 2000, we had a retained deficit of approximately $33.0 million. We cannot assure you that our operating losses or negative cash flows will not continue or increase in the future or that we will continue to be profitable.

We need to continuously improve our device yields, maintain high capacity utilization and optimize the technology mix of our semiconductor wafer production to achieve our profit targets.
       The key factors that affect our profit margin are our ability to:

•	continuously improve our device yields;

•	maintain high capacity utilization; and

•	optimize the technology mix of our semiconductor wafer production.
       The term “device yields” means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the price of our services.
       The term “capacity utilization” means the actual number of semiconductor wafers we are processing at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 1996, 1997 and 1998, a worldwide overcapacity of semiconductor wafer supply resulted in lower utilization rates at our fabs. More recently, for the first quarter of 2001, we have experienced under-utilization of capacity at our fabs and estimate that our capacity utilization in the first quarter of 2001 will be in the low 60 percentage range due to lower demand across all of our market segments. This has had a negative effect on our company during such periods. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.
       Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices and commands higher wafer prices.
       If we are unable to continuously improve our device yields, maintain high capacity utilization or optimize the technology mix of our wafer production, we may not be able to achieve our profit targets, in which case the market price of our securities could fall.

Our operating results fluctuate from quarter-to-quarter which makes it difficult to predict our future performance.
       Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter-to-quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:

•	the cyclical nature of both the semiconductor industry and the markets served by our customers;

•	changes in the economic conditions of geographical regions where our customers and their markets are located;

•	shifts by integrated device manufacturers, or IDMs, between internal and outsourced production;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of an order from a key customer;

•	the rescheduling or cancellation of large orders;

•	our inability to qualify new processes or customer products in a timely manner;

•	the return of wafers due to quality or reliability issues;

•	malfunction of our wafer production equipment;

•	the timing and volume of orders relative to our available production capacity;

•	our ability to obtain raw materials and equipment on a timely and cost effective basis;

•	environmental events or industrial accidents such as fires or explosions;

•	currency and interest rate fluctuations that may not be adequately hedged; and

•	technological changes.
       Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of securities may underperform or fall.

We expect to incur substantial capital expenditures in connection with our growth plans and may require additional financing that may not be available.
       Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans. For example, we expect to incur approximately $1.2 billion of capital expenditures in year 2001, which represents an increase of more than 20% over year 2000. We also anticipate that from time to time, we will expand and add equipment to increase the capacity of our existing fabs, two of which are jointly-owned with third parties. We expect to require additional financing to complete such equipping. The foregoing capital expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of our capital expenditures, as occurred in 1997, 1998 and the first three quarters of 1999. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.

       In September 2000, CSP, our strategic alliance that owns and operates Fab 6, entered into a credit facility providing for borrowings of $820 million to finance its capital expenditure requirements. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, our cash flow position and the need to comply with specified debt-to-equity ratios under the terms of the credit facility.
       We will require additional financing to fund our current growth plan. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. In addition, a substantial portion of our borrowings is guaranteed by our controlling shareholder, ST, and its affiliates. We may not be able to obtain similar credit guarantees from ST in the future.

We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.
       We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents could have important consequences to you. For example, they could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our growth plan;

•	require us to seek the lender’s consent prior to paying dividends on our ordinary shares;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	limit our ability to incur additional borrowings or raise additional financing.
       We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices or demand for our semiconductor wafers are lower than expected.

Changes in US accounting standards may impact our financial reporting.
       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS  133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000 and became effective for our company on January 1, 2001. The accounting for changes in fair value (i.e. gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. Some of our derivative instruments did not qualify for hedge accounting. Although adoption of SFAS No. 133 did not have a material effect on our company’s financial position or results of operations as of January 1, 2001, we cannot assure you that future derivative instrument transactions will not have a material effect on our company’s financial position or results of operations.

Risks Related to Our Operations

The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this may seriously harm our company.
       The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand, and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. Our operating results for 1997 and 1998 were seriously harmed by a downturn in the semiconductor market. Future downturns in the semiconductor industry may be severe and could seriously harm our company. In particular, the combination of a sharp inventory correction in end markets and weakening economic performance, particularly in the U.S., towards the end of 2000 could seriously harm our company.

A decrease in demand for communications equipment and personal computers may significantly decrease the demand for our services.
       A significant percentage of our sales revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment and personal computers. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant downward pressure on the prices of the components that are used in such equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly. More recently, the slow down in the economic growth in the U.S. has caused a decline in demand for semiconductor wafers by our customers that are located in or that have markets in the U.S. This may in turn result in downward pricing pressure and the reduction of our revenue and our gross profit margins which could seriously harm our company.

We depend on a small number of customers for a significant portion of our revenues.
       We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 62.3% and 58.8% of our total net revenue in 1999 and 2000, respectively. In 1999, our two largest customers accounted for approximately 11.1% and 7.4% of our total net revenue, respectively, and, in 2000, our two largest customers accounted for 12.9% and 9.7% of our total net revenue, respectively. If you consider our share of revenue from our non-consolidated joint venture, SMP, these percentages are generally higher. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, the return of wafers due to quality or reliability issues by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.

Our customers do not place purchase orders far in advance. Therefore, we do not have any significant backlog.
       Our customers generally do not place purchase orders far in advance. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period-to-period. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenue in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

We may not be able to implement new technology as it becomes available which may affect our ability to produce advanced products at competitive prices.
       The semiconductor industry is rapidly developing and the technology used is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we do not continue to produce the most advanced products at competitive prices, our customers may use the services of our competitors instead of our services, which could seriously harm our company.

We depend on our technology partners to advance our portfolio of process technologies.
       Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor vendors. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have joint development and technology sharing agreements with Agere Systems Inc. (the former Microelectronics Group of Lucent Technologies Inc.), Agilent Technologies, and a joint development agreement with Ericsson Microelectronics AB, or Ericsson. If we are unable to continue our technology alliances with these partners on mutually beneficial economic terms, or are unable to enter into new technology alliances with other leading semiconductor vendors, we may not be able to continue providing our customers with leading edge process technologies, which could seriously harm our company.

We depend on our strategic alliances relating to fab 5 and fab 6. Termination of either of these alliances could seriously harm our company.
       We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. Silicon Manufacturing Partners, or SMP, which operates Fab 5, is jointly-owned with Agere Systems Singapore Pte Ltd. (formerly Lucent Technologies Microelectronics Pte. Ltd.), a subsidiary of Agere Systems Inc. CSP, which owns and operates Fab 6, is jointly-owned with a subsidiary of Agilent Technologies and with EDB Investments Pte Ltd. We believe our alliances with these companies give us access to select leading edge process technologies, moderate our development costs and capital expenditures and increase our fab utilization rates. The termination of either of these alliances could seriously harm our company.

We may not be able to compete successfully in our industry.
       The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics, or UMC, as well as the foundry operation services of some IDMs such as International Business Machines, or IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
       A number of semiconductor manufacturers, including our primary competitors and our company, have recently announced plans to increase their manufacturing capacity (including setting up fabrication facilities in Singapore) and, as a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next five years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.
       The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service and price. We cannot assure you that we will be able to compete successfully in the future, which could seriously harm our company.

Our business depends in part on our ability to obtain and preserve intellectual property rights.
       Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. As of December 31, 2000, we had filed an aggregate of 970 patent applications worldwide (520 of which were filed in the U.S.) and held 272 patents worldwide (219 of which are U.S. patents), relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States.

We may be subject to intellectual property rights disputes.
       Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States and elsewhere until they are granted. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers we could be required to:

•	discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.
       Our company could be seriously harmed by such developments. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could seriously harm our company.
Risks Relating to Manufacturing

We may experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems.
       The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. These problems may result from, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies. Any of these problems could seriously harm our company.

We depend on our vendors of raw materials, supplies and equipment and do not typically have long-term supply contracts with them.
       We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. We purchase all of our key materials and supplies on a blanket purchase order basis. With the exception of one multi-year contract for the purchase of raw wafers, we do not have long term contracts with any other vendors. Further, although some of our blanket purchase order contracts contain price and capacity commitments, these commitments tend to be short-term in nature. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, we have experienced difficulty obtaining quantities of raw materials we need on a timely basis.
       In addition, from time to time, we may reject materials and supplies that do not meet our specifications, resulting in declines in output or device yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. If our ability to obtain sufficient quantities of raw materials and other supplies in a timely manner is substantially diminished or if there are significant increases in the costs of raw materials, it could seriously harm our company.
       We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery of this equipment could be as long as 12 months. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions.

We depend on ST Assembly Test Services Ltd for most of our semiconductor assembly and testing requirements.
       Semiconductor assembly and testing are complex processes which involve significant technological expertise and specialized equipment. We work with several vendors for the back-end portion of our turnkey services. However, to the extent that turnkey services are required by our customers, we currently subcontract to our affiliate ST Assembly Test Services Ltd, or STATS, a significant amount of such orders. STATS may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS is our major provider of these services, any prolonged interruption in STATS’ operations or the termination of our affiliation with STATS could seriously harm our company.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.
       We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. Although we have implemented industry acceptable risk management controls at our manufacturing locations, the risk of fire associated with these materials cannot be completely eliminated and, in the past, we have had minor interruptions in production as a result of fire. We maintain insurance policies to guard against losses caused by fire. While we believe our insurance coverage for damage to our property and disruption of our business due to fire is adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would temporarily reduce manufacturing capacity and seriously harm our company.

Our failure to comply with certain environmental regulations could seriously harm our company.
       We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations, if we fail to use, discharge or dispose of hazardous materials appropriately, our company could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not responsible for the contamination. We maintain insurance policies to guard against losses resulting from environmental harm caused by our company. While we believe our insurance coverage is adequate, we cannot assure you that it would be sufficient to cover all our potential losses.
Risks Relating to Our Infrastructure

We face several risks in constructing and equipping new fabrication plants.
       Where we expand by constructing new fabrication plants, there will be certain uncontrollable events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the new fabrication plants on schedule and within budget. Such potential events include:

•	a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

•	technological, capacity and other changes to our plans for new fabrication plants necessitated by changes in market conditions;

•	shortages and late delivery of building materials and facility equipment;

•	delays in the installation, commissioning and qualification of our facility equipment;

•	a long and intensive wet season that limits construction;

•	a shortage of foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;

•	strikes and labor disputes;

•	on-site construction problems such as industrial accidents, fires and structural collapse; and

•	delays in securing the necessary governmental approvals and land lease.

We depend on key personnel and, due to the strong demand in Singapore for skilled labor, may have difficulty attracting sufficient numbers of skilled employees.
       Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled employees is intense. Due to the current shortage of experienced personnel in Singapore, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2000, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future as new wafer fabrication facilities, including those of our competitors, are established in Singapore. If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain new experienced personnel as we grow, it could seriously harm our company. We do not carry “key person” life insurance on any of our personnel.

We may not be able to manage our growth, which could seriously harm our company.
       Until the end of 2000, we have experienced a period of significant growth. This growth has placed, and our future growth will place, a significant strain on our managerial, technical, financial, production, operational and other resources. In particular, by expanding our manufacturing facilities and equipping new facilities we may create additional capacity at our fabs, which, if not utilized, would reduce our profitability and could seriously harm our company.
Risks Related to Investments in a Controlled Corporation

Singapore Technologies controls our company and its interests may conflict with the interests of our other shareholders.
       As of December 31, 2000, ST and its affiliates beneficially own approximately 60.8% of our outstanding ordinary shares. As a result, ST is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.
       ST also provides us with financing, guarantees some of our debt and enters into forward foreign exchange contracts with us. While we believe that ST will continue to provide us credit and other support, ST has no obligation to do so and the availability and the amount of its support may not be at the same levels as previously provided.
       We also have contractual and other business relationships with ST and its affiliates and may engage in transactions from time to time that are material to us. Although the Audit Committee of our Board of Directors will review all material transactions between our company and ST, circumstances may arise in which the interests of ST and its affiliates could conflict with the interests of our other shareholders. Because ST and its affiliates own a significant portion of our ordinary shares, they could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that ST and its affiliates own at least a majority of our ordinary shares.
Risks Related to Investment in a Foreign Corporation

We operate internationally and are therefore affected by problems in other countries.
       Our principal customers are located in the United States, Europe and Taiwan and our principal vendors are located in the United States, Japan and Europe. As a result, we are affected by economic and political conditions in those countries, including:

•	fluctuations in the value of currencies;

•	changes in labor conditions;

•	longer payment cycles;

•	greater difficulty in collecting accounts receivable;

•	burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports;

•	expropriation of private enterprises; and

•	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.
       The geographical distances between Asia, the Americas and Europe also create a number of logistical and communications challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

Economic conditions where our customers and their markets are located may have a negative impact on our revenue.
       A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Europe, Japan, Taiwan and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Although Singapore was not materially affected by these events, our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. More recently, the U.S. is experiencing a general slow down in economic growth as compared to prior years, and this has caused a decline in the demand for the products of our customers, which in turn has resulted in a decrease in demand for semiconductor wafers by our customers that are located in or that have markets in the U.S.

Exchange rate fluctuations may affect the value of our securities.
       Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. For example, in 2000, substantially all of our revenue and approximately 75.7% of our cost of revenue were denominated in U.S. dollars. If the Singapore dollar strengthens against the U.S. dollar by 2.0%, our cost of revenue will increase by 0.5%. Likewise, if the Singapore dollar weakens against the U.S. dollar by 2.0%, our cost of revenue will decrease by 0.5%. Any significant fluctuation in exchange rates may harm our company. In addition, fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar could affect the U.S. dollar value of our securities, and the value of any cash dividends if paid in U.S. or Singapore dollars.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.
       Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in United States corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.
       Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in or out of the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon United States securities laws.
       We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

Singapore law contains provisions that could discourage a takeover of our company.
       The Companies Act (Chapter 50) of Singapore, or the Companies Act, and the Singapore Code on Takeovers and Mergers contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A takeover offer is also required to be made if a person holding between 25% and 50% (both inclusive) of the voting rights (either on his or her own or together with parties acting in concert with him or her) acquires an additional 3% of our voting shares in any 12-month period. The preceding provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.
Risks Related to Our Securities and Our Trading Market

The future sales of securities by our company or existing shareholders may hurt the price of our securities.
       If we or our shareholders sell a large number of our securities in the public market (including sales under this prospectus), the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. As of February 28, 2001, we had an aggregate of 1,380,266,279 ordinary shares outstanding (including ordinary shares represented by ADSs). ST and its affiliates own 839,069,380 of our outstanding ordinary shares. All of our outstanding shares are freely tradable in Singapore and in the United States (in the form of ADSs), except that the shares owned by our affiliates, including ST and its affiliates, may only be sold in the United States if registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933. ST and its affiliate are registering an indeterminate number of ordinary shares up to a total dollar amount of $1,000,000,000 pursuant to the registration statement of which this prospectus is a part.

The market prices of our securities have been and may continue to be highly volatile.
       The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through February 28, 2001, the trading price of our ADSs has ranged from a high of $105.75 per ADS to a low of $24.875 per ADS. During the same period, the trading price of our ordinary shares has ranged from a high of S$18.50 per ordinary share to a low of S$4.40 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the semiconductor industry and economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in market valuations of other foundries and semiconductor companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.
       The financial markets in the United States, Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the prices of our securities may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

The Singapore securities market is relatively small and more volatile than U.S. markets and may cause the market price of our securities to fluctuate.
       The Singapore Exchange Securities Trading Limited, or the Singapore Exchange, is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of December 31, 2000, there were 388 Singapore companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately $224 billion. For the year ended December 31, 2000, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately $380 million, with an annualized aggregate trading value of approximately $95 billion. The relatively small market capitalization of, and trading volume on, the Singapore Exchange may cause the market price of securities of Singapore companies, including our securities, to fluctuate in both the domestic and the international markets.

New investors in our company may experience immediate and substantial dilution.
       The purchase price of any ordinary shares (including ordinary shares represented by ADSs) offered may be substantially higher than the net tangible book value of our outstanding ordinary shares. Investors who purchase ordinary shares (including ordinary shares represented by ADSs) in the offering may therefore experience immediate and significant dilution in the tangible net book value of their investment.

An active or liquid market for the securities is not assured.
       We cannot predict the extent to which an active, liquid public trading market for our securities will develop or how liquid that market will be. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the securities that are publicly held by unrelated parties. With regard to ADSs, although our ADS holders are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, there is no public market for our ordinary shares in the United States.

Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs.
       Holders may exercise voting rights with respect to the ordinary shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Singapore law or under our Articles of Association that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying ordinary shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our Articles of Association require us to notify our shareholders at least 14 days in advance of any annual general meeting unless a special resolution is to be passed at that meeting, in which case at least 21 days’ notice must be given. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.
       ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs:

•	the notice of such meeting;

•	voting instruction forms; and

•	a statement as to the manner in which instructions may be given by holders.

       To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of ordinary shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.
       Except as described in this document, holders will not be able to exercise voting rights attaching to the ADSs.

Your ability to participate in any rights offering of our company is limited.
       We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act or are registered under provisions of the Securities Act. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.
USE OF PROCEEDS
       Except as otherwise described in any prospectus supplement, the net proceeds from the sale of securities will be used for general corporate purposes, which may include capital expenditures, acquisitions, refinancings of indebtedness, working capital and repurchases/redemptions of securities.
       We will not receive any proceeds from the sale of any securities by the selling shareholders.
RATIO OF EARNINGS TO FIXED CHARGES
       The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

									For the
									Nine Months
	Fiscal Year Ended December 31,								Ended
									September 30,
	1995		1996		1997	1998	1999		2000

Ratio of earnings to fixed charges	10.10	X	6.33	X	—	—	0.88	X	6.97	X
Deficiency of earnings available to cover fixed charges (in millions of US dollars)	—		—		124.4	169.4	2.9		—
       For purposes of calculating the ratio of earnings to fixed charges and the deficiency, if any, earnings consists of income (loss) before income taxes, minority interest, and equity in income (loss) of equity affiliates, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consists of interest expensed and capitalized, plus amortization of capitalized expenses related to indebtedness, plus one-third of rental expenses on operating leases (such amounts representing the interest portion of rental expense). No preference dividends were made during the periods indicated.
DESCRIPTION OF DEBT SECURITIES
       This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.
       The debt securities will represent our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness, unless otherwise specified in the applicable prospectus supplement.
       The debt securities offered hereby will be issued under an indenture between us and trustee to be named in the prospectus supplement. We have summarized select portions of the indenture below. The summary is not complete. We have filed a copy of the indenture as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions.
General
       The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and detailed or determined in the manner provided in an officers’ certificate or by a supplemental indenture. (Section 2.2) The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.
       We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	whether the debt securities will be convertible into our ordinary shares (including ordinary shares represented by ADSs) or exchangeable for other of our securities, and if so, the terms of conversion or exchange;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities. (Section 2.2)
       We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.
       If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.
Transfer and Exchange
       Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the “Depositary”), or a nominee of the Depositary (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”), as described in the applicable prospectus supplement. Except as described under “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.
       Certificated Debt Securities. You may transfer or exchange certificated debt securities at the trustee’s office or paying agencies in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.
       You may transfer certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the old certificate representing those certificated debt securities and either we or the trustee will reissue the old certificate to the new holder or we or the trustee will issue a new certificate to the new holder.
       Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary. We expect the Depositary to follow the following procedures with respect to book-entry debt securities:
       Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security (“participants”) or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by the global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.
       So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described herein, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.
       We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture. (Section 2.14.6)
       We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case maybe, as the registered holder of the related global debt security. (Section 2.14.5) We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
       We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of the Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants.
       We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, we will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an Event of Default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.
       We have obtained the foregoing information in this section concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.
No Protection in the Event of a Change of Control
       Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).
Covenants
       Unless we state otherwise in (a) the applicable prospectus supplement and in a supplement to the indenture, (b) a board resolution, or (c) an officers’ certificate delivered pursuant to the indenture, the debt securities will not contain any restrictive covenants, including covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness, or from securing any such indebtedness by a lien on any of our or our subsidiaries’ property or capital stock, or restricting us or any of our subsidiaries from entering into any sale and leaseback transactions.
Consolidation, Merger and Sale of Assets
       We may not consolidate with or merge into any other person in a transaction in which we are not the surviving entity, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a “successor person”) unless:

•	the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of Singapore or any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met. (Section 5.1)
Events of Default
       “Event of Default” means with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of such payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	an event of default under any of our debt (including a default with respect to debt securities of any series other than that series) or any subsidiary, whether that debt exists today or is created at a later date,

•	if the default results from our failure to pay the debt when it becomes due;

•	the principal amount of the debt, together with the principal amount of any other debt in default for failure to pay principal at stated final maturity or the maturity of which has been accelerated, totals $100 million or more at any one time outstanding; and

•	the debt is not discharged or the acceleration is not rescinded or annulled within 30 days after we receive written notice as provided in the indenture; provided, that if the default with respect to such debt is remedied or cured by us or waived by the holders of such debt before entry of judgment in favor of the relevant trustee, then the event of default will be deemed likewise to have been remedied, cured or waived;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.
       No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. (Section 6.1) An Event of Default may also be an event of default under our bank credit agreements in existence from time to time and under certain guaranties by us of any subsidiary indebtedness. In addition, certain Events of Default or an acceleration under the indenture may also be an event of default under some of our other indebtedness outstanding from time to time.
       If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by written notice to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. (Section 6.2) For information as to waiver of defaults see the discussion under “— Modification and Waiver” below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an Event of Default and the continuation of an Event of Default.
       The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.1(e)) Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)
       No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 6.7)
       Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment. (Section 6.8)
       The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. (Section 4.3) The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if its corporate trust committee or a committee of its responsible officers in good faith determines that withholding notice is in the interest of the holders of those debt securities. (Section 7.5)

Modification and Waiver
       We and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

•	change the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities. (Section 9.3)
       Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. (Section 9.2) The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration. (Section 6.13)
Defeasance of Debt Securities and Certain Covenants in Certain Circumstances
       Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of such payments in accordance with the terms of the indenture and those debt securities.
       This discharge may occur only if, among other things, we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. (Section 8.3)
       Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the restrictive covenants contained in Sections 4.2, 4.3 through 4.6 and Section 5.1 of the indenture, as well as any additional covenants contained in a supplement to the indenture, a board resolution or an officers’ certificate delivered pursuant to the indenture; and

•	Events of Default under Section 6.1(e) of the indenture will not constitute a default or an Event of Default with respect to the debt securities of that series.
       The conditions include:

•	depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 8.4)
       Covenant Defeasance and Events of Default. In the event we exercise our option not to comply with certain covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we will remain liable for those payments.

       “Foreign Government Obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. Dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.
Governing Law
       The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 10.10)
DESCRIPTION OF ORDINARY SHARES
       Set forth below is a description of our share capital and a brief summary of the basic rights and privileges of our shareholders conferred by our Articles of Association and the laws of Singapore. This description is only a summary and is qualified by reference to Singapore law and our Articles of Association, as amended, a copy of which is filed as an exhibit to the registration statement we filed on Form F-1 on October 4, 1999 (Registration No. 333-88397), and is incorporated herein by reference.
Ordinary Shares
       Our authorized capital is S$800,000,000.540 consisting of 3,076,923,079 ordinary shares of par value S$0.26 each. We have only one class of shares, namely, the ordinary shares, which have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine and may issue preference shares which are, or at our option are, subject to redemption, subject to certain limitations. Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will, subject to certain exceptions, be transferred to a share premium account.
       As of February 28, 2001, 1,380,266,279 ordinary shares were issued and outstanding. All of our ordinary shares are in registered form. We may, subject to the provisions of the Companies Act, purchase our own ordinary shares. However, we may not, except in circumstances permitted by the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares.
New Ordinary Shares
       New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted. Our shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit. Our shareholders are not entitled to pre-emptive rights under the Articles of Association or Singapore law.

Shareholders
       Only persons who are registered in our register of shareholders and, in cases in which the person so registered is The Central Depository (Pte) Limited, or the CDP, the persons named as the depositors in the depository register maintained by the CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of shareholders for any time or times if we provide the Registrar of Companies and Businesses of Singapore at least 14 days’ notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders’ entitlement to receive dividends and other distributions for no more than 10 days a year.
Transfer of Ordinary Shares
       There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our Board of Directors may only decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in any form acceptable to our Board of Directors. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.
General Meetings of Shareholders
       We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.
Voting Rights
       A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by the CDP 48 hours before the general meeting. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy.
Dividends
       We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act. Our Board of Directors may also declare an interim dividend. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to the CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to the CDP, discharge us from any liability to that shareholder in respect of that payment.
Bonus And Rights Issue
       Our Board of Directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue.
Takeovers
       The Companies Act and the Singapore Code on Takeovers and Mergers regulate the acquisition of ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers. “Parties acting in concert” include a company and its related and associated companies, a company and its directors (including their relatives), a company and its pension funds, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, and a financial advisor and its client in respect of shares held by the financial advisor and shares held by funds managed by the financial advisor on a discretionary basis where the shareholdings of the financial advisor and any of those funds in the client total 10% or more of the client’s equity share capital. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 25% and 50% of the voting shares acquires additional voting shares representing more than 3% of the voting shares in any 12 month period.
Liquidation or Other Return of Capital
       If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

Indemnity
       As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, wilful default, breach of duty or breach of trust of which they may be guilty in relation to our company.
Limitations on Rights to Hold or Vote Shares
       Except as described in “— Voting Rights” and “— Takeovers” above, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.
Substantial Shareholdings
       Under the Companies Act, a person has a substantial shareholding in a company if he has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate amount of the nominal amounts of those shares) is not less than 5 per cent. of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in a company is required to make certain disclosures under the Companies Act, including the particulars of his interests in that company and the circumstances by which he has such interests.
Minority Rights
       The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of our company, as they think fit to remedy any of the following situations:

•	our affairs are being conducted or the powers of our Board of Directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or

•	we take an action, or threaten to take an action, or the shareholders pass a resolution, or threaten to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders, including the applicant.
       Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may:

•	direct or prohibit any act or cancel or vary any transaction or resolution;

•	regulate our affairs in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

•	provide for the purchase of a minority shareholder’s shares by our other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of our share capital;

•	provide that our Memorandum or Articles of Association be amended; or

•	provide that our company be wound up.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
       ADSs represent ownership interests in securities that are on deposit with a depositary bank. Citibank, N.A., located at 111 Wall Street, New York, New York 10043, is the depositary bank for our ADSs. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. Our custodian is Citibank Nominees Singapore Pte Ltd, located at 300 Tampines Avenue #07-00, Tampines Junction, Singapore 529653.
       We appointed Citibank, N.A. as our depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement as indicated above under “Where You Can Find More Information.”
       The following is a summary description of the ADSs and your rights as an owner of ADSs. Please note that your rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.
       Each ADS represents ten ordinary shares on deposit with the custodian bank. An ADS also represents any other property received by the depositary or the custodian on behalf of the owner of the ADS that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
       If you become an owner of an ADS, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. Although the deposit agreement is governed by New York law, our obligations to the holders of our ordinary shares will continue to be governed by the laws of Singapore, which may be different from the laws in the United States.
       As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name.
Issuance of ADSs Upon Deposit of Ordinary Shares
       The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian.
       The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
       When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	your ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to your ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	your ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, and the ADSs issuable upon such deposit will not be, except as provided in the deposit agreement, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.
       If any of the representations or warranties are false in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Withdrawal of Ordinary Shares Upon Cancellation of ADSs
       As a holder of ADSs, you will be entitled to present your ADSs to the depositary for cancellation and then receive the underlying ordinary shares at the custodian’s offices. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
       If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. As noted above, the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.
       You will have the right to withdraw the ordinary shares represented by your ADSs at any time subject to:

•	temporary delays that may arise because the transfer books for the ordinary shares or the ADSs are closed or when ordinary shares are immobilized as a result of a shareholders’ meeting or a payment of dividends, if any;

•	your obligation to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
       The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Dividends and Distributions
       As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
Distributions of Cash
       Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary. Upon receipt of such notice, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to holders.

       The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.
Distributions of Ordinary Shares
       Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
       The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.
       New ADSs will not be distributed if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the ordinary shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.
Elective Distributions
       Whenever we intend to distribute a dividend payable at the election of shareholders, either in cash or in additional shares, we will give prior notice of the distribution to the depositary and will indicate whether we wish the distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practical.
       The depositary will make the election available to you only if it is reasonably practical and if we have provided the depositary all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
       If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Singapore would receive for failing to make an election, as more fully described in the deposit agreement.
Distributions of Rights
       Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
       The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. Upon the exercise of any such rights, you may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs. Please note that the depositary bank is not obligated to establish procedures to facilitate the distribution and exercise of such rights.

       The depositary will not distribute the rights to you if:

•	we do not request that the rights be distributed to you or we ask that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank, such as opinions addressing the lawfulness of the transaction; or

•	it is not reasonably practicable to distribute the rights.
       The depositary will sell any rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of the sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for such rights.
Other Distributions
       Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.
       If it is reasonably practicable to distribute such property to you and if we provide the depositary bank all of the documentation contemplated in the deposit agreement, it will distribute the property to you in a manner it deems practicable.
       The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
       The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
       The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
       Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide the depositary bank all of the documentation contemplated in the deposit agreement, the depositary will mail notice of the redemption to the holders.
       The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares
       The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
       If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Voting Rights
       As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described under the heading “Description of Ordinary Shares” in this prospectus.
       The depositary will mail to you any notice of shareholders’ meeting received from us, together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.
       If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.
       Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.
Fees and Charges
As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

Issuance of ADSs	Up to 5¢ per ADS issued
Cancellation of ADSs	Up to 5¢ per ADS canceled
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of shares or other free distributions	Up to 5¢ per ADS held
Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADS held
       As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities; and

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

       We have agreed to pay certain other charges and expenses of the depositary. Please note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
Amendments and Termination
       We may agree with the depositary to modify the deposit agreement at any time without your consent. Except in very limited circumstances enumerated in the deposit agreement, we have agreed to give holders 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement.
       You will be bound by any modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs, except as permitted by law.
       We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.
       Upon termination of the deposit agreement, the following will occur:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those ordinary shares on the same terms as prior to the termination. During such six month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs; and

•	after the expiration of such six month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
       The depositary will maintain ADS holder records at its depositary office. You may inspect these records at the depositary’s office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
       The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
       The deposit agreement limits our obligations and the depositary’s obligations to you. We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith. Please note the following:

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Memorandum and Articles of Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Memorandum and Articles of Association or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
Pre-Release Transactions
       The depositary may, under certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The deposit agreement requires that the ADSs be fully collateralized before any ADSs are pre-released. The depositary may retain the compensation received from the pre-release transactions.
Taxes
       You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
       The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained by you.
Foreign Currency Conversion
       The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
       If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency, without liability for interest, for the applicable holders.
DESCRIPTION OF PREFERENCE SHARES
       Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine and may issue preference shares which are, or at our option are, subject to redemption, subject to certain limitations. The transfer agent, registrar, and dividend disbursement agent for a series of preference shares will be named in a prospectus supplement. The registrar for preference shares, if any, will send notices to shareholders of any meetings at which holders of the preference shares have the right to elect directors or to vote on any other matter. If we offer preference shares, the specific designations and rights will be described in a prospectus supplement and a description will be filed with the SEC. The prospectus supplement will also set forth some or all of the following terms regarding the preference shares:

•	specific designation;

•	number of shares;

•	liquidation value;

•	dividend rights;

•	liquidation and redemption rights;

•	voting rights;

•	other rights, including conversion or exchange rights, if any; and

•	any other specific terms.
DESCRIPTION OF WARRANTS
       We may issue warrants, including warrants to purchase ordinary shares, ADSs, preference shares, debt securities or other securities. We may issue warrants independently or together with other securities that may be attached to or separate from the warrants. The terms of warrants will be set forth in a prospectus supplement which will describe, among other things:

•	the designation of the warrants;

•	the securities into which the warrants are exercisable;

•	the exercise price;

•	the aggregate number of warrants to be issued;

•	the principal amount of securities purchasable upon exercise of each warrant;

•	the price or prices at which each warrant will be issued;

•	the procedures for exercising the warrants;

•	the date upon which the exercise of warrants will commence;

•	the expiration date; and

•	any other material terms of the warrants.
SELLING SHAREHOLDERS
       The selling shareholders may be ST or its affiliate Singapore Technologies Semiconductors Pte Ltd (or any of their respective pledgees or donees). The selling shareholders may offer, in the aggregate, an indeterminate number of ordinary shares (directly or in the form of ADSs) up to a total dollar amount of $1,000,000,000. As of February 28, 2001, the selling shareholders own, in the aggregate, 839,069,380 of our ordinary shares, representing 60.8% of our outstanding ordinary shares. The prospectus supplement for any offering of the ordinary shares (directly or in the form of ADSs) by the selling shareholders will include the following information:

•	the names of the selling shareholders;

•	the number of ordinary shares (directly or in the form of ADSs) held by each of the selling shareholders;

•	the percentage of ordinary shares (directly or in the form of ADSs) held by each of the selling shareholders; and

•	the number of ordinary shares (directly or in the form of ADSs) offered by each of the selling shareholders.
PLAN OF DISTRIBUTION
       We and/or the selling shareholders may sell or distribute the securities:

•	through underwriters;

•	through agents;

•	to dealers; or

•	directly to one or more purchasers.
       In particular, the selling shareholders (including any donee or pledgee thereof) may sell or distribute their ordinary shares (directly or in the form of ADSs) from time to time in one or more public or private transactions, including:

•	block trades;

•	on any exchange or in the over-the-counter market;

•	in transactions otherwise than on an exchange or in the over-the-counter market;

•	through the writing of put or call options relating to such securities;

•	the short sales of such securities;

•	through the lending of such securities;

•	through the distribution of such securities by any selling shareholder to its partners, members or shareholders; or

•	through a combination of any of the above.
       Any sale or distribution may be effected by us or the selling shareholders:

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated or fixed prices.
       A prospectus supplement will set forth the terms of each specific offering, including the name or names of any underwriters or agents, the purchase price of the securities and the proceeds to us and/or the selling shareholders from such sales, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
Through Underwriters
       If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the securities if any are purchased.
       During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the securities they sell for their account may be reclaimed by the syndicate if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.
Through Agents or to Dealers
       We and/or the selling shareholders may sell the securities directly or through agents we and/or the selling shareholders designate from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus will be named, and any commissions payable by us and/or the selling shareholders to an agent will be set forth, in a prospectus supplement relating thereto. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.
       If dealers are used in any of the sales of securities covered by this prospectus, we and/or the selling shareholders will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale. The names of the dealers and the terms of the transactions will be set forth in a prospectus supplement.
Direct Sales
       We and/or the Selling Shareholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in a prospectus supplement.
Delayed Delivery
       If so indicated in a prospectus supplement, we and/or the selling shareholders will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us and/or the selling shareholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.
General
       Agents, dealers, selling shareholders and direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and/or the selling shareholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Agents, dealers and underwriters may be entitled under agreements entered into with us and/or the selling shareholders to indemnification by us and/or the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our and/or the selling shareholders’ behalf.
       Selling shareholders also may resell all or a portion of their ordinary shares (in the form of ADSs) in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.
       Any debt securities, preference shares or warrants may, but are not expected to, be listed on any securities exchange.
LEGAL MATTERS
       Some legal matters relating to the validity of the debt securities and the warrants will be passed upon by Latham & Watkins. The validity of our ordinary shares and preference shares will be passed upon by Allen & Gledhill, our Singapore counsel. Latham & Watkins may rely upon Allen & Gledhill with respect to some matters governed by Singapore law.
EXPERTS
       Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering is current only as of its date.

PROSPECTUS SUPPLEMENT

$375,000,000 5.75% Senior Notes due 2010
$250,000,000 6.375% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

Citigroup
and
Goldman Sachs (Singapore) Pte.
as Representatives of
the several Underwriters